Exhibit 99.3

JIUZI HOLDINGS, INC
No.168 Qianjiang Nongchang Gengwen Road, 15th Floor

Economic and Technological Development Zone

Xiaoshan District, Hangzhou City

Zhejiang Province, People’s Republic of China

Notice of 2023 Extraordinary General Meeting

To Be Held on November 30, 2023, at 10:00 AM EST

To the shareholders:

Jiuzi Holdings, Inc. (the “Company,” or “we”) will hold the 2023 extraordinary general meeting of the holders of the Company’s ordinary shares (the “Extraordinary General Meeting”) on November 30, 2023 at 10:00 AM EST in a hybrid-meeting format. In-person participants will be able to attend the Extraordinary General Meeting at No.168 Qianjiang Nongchang Gengwen Road, 15th Floor, Economic and Technological Development Zone, Xiaoshan District, Hangzhou City, Zhejiang Province, People’s Republic of China.

The Extraordinary General Meeting will be convened for the following purposes:

1.	To approve by an ordinary resolution that the current authorised share capital of the Company be increased from US$150,000.00 divided into 8,333,333 ordinary shares with a par value of US$0.018 each to US$150,000.00 divided into 1,000,000,000 ordinary shares with a par value of US$0.00015 each, and subject to the restrictions provided in the articles of association of the Company (the “Authorised Share Increase”).

2.	To approve by a special resolution the proposed sale of our subsidiary, Hangzhou Jiuyao New Energy Automobile Technology Co. Ltd. to Mr. Shuibo Zhang, the current Chairman of the Board of Directors, for a purchase price of US$6,000 (the “Disposition”).

3.	Subject to shareholders’ approval of Proposal 1, to approve and adopt as a special resolution the Third Amended and Restated Memorandum and Articles of Association of the Company (the “Amended M&AA”), annexed hereto as Annex A, to reflect the increase of authorised shares (the “M&AA Amendment”), and that the Amended M&AA be and hereby are, approved and adopted with immediate effect in substitution for the current Amended and Restated Memorandum and Articles of Association (the “Current M&AA”);

4.	Subject to shareholders’ approval of Proposal 1, to ratify and approve as an ordinary resolution the issuance of 113,636,360 units, each unit consisting of one ordinary share and a warrant to purchase three ordinary shares, pursuant to certain securities purchase agreement (the “Securities Purchase Agreement”) dated October 20, 2023 in a private placement to certain “non-U.S. Persons” as defined in Regulation S (the “Private Placement”); and

5.	To transact any other business as may properly come before the meeting.

The foregoing items of business are more completely described in the proxy statement accompanying this notice. The board of directors of the Company (the “Board of Directors”) unanimously recommends that the shareholders vote “FOR” all Proposals.

The Board of Directors has established the close of business on October 20, 2023 as the “record date” that will determine the shareholders who are entitled to receive notice of, and to vote at, the Extraordinary General Meeting or at any adjournment or postponement of the Extraordinary General Meeting. The notice of the Extraordinary General Meeting, this proxy statement, and the proxy card will be first sent or made available to shareholders on or about October 25, 2023.

Attendance at the Extraordinary General Meeting is limited to the Company’s shareholders, their proxies and invited guests of the Company.

By order of the Board of Directors,

/s/ Tao Li
Tao Li
Chief Executive Officer

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QUESTIONS AND ANSWERS ABOUT THE EXTRAORDINARY GENERAL MEETING

The following questions and answers are intended to address briefly some commonly asked questions regarding the Extraordinary General Meeting. These questions and answers may not address all of the questions that may be important to you as a shareholder. To better understand these matters, you should carefully read this entire proxy statement.

Q:	Why am I receiving this proxy statement?

A:	The Company is holding its Extraordinary General Meeting to approve the Authorised Share Increase, Disposition, M&AA Amendment, and to transact any business that may properly come before the meeting.

We have included in this proxy statement important information about the Extraordinary General Meeting. You should read this information carefully and in its entirety. The enclosed voting materials allow you to vote your shares without attending the Extraordinary General Meeting. Your vote is very important and we encourage you to submit your proxy as soon as possible.

Q:	What proposals are the shareholders being asked to consider?

A:	The shareholders are being asked to:

1.	To approve an increase in the Company’s authorised shares from 8,333,333 ordinary shares with a par value of US$0.018 each to 1,000,000,000 ordinary shares with a par value of US$0.00015 each, with the share capital remains the same (the “Authorised Share Increase” and the proposal the “Authorised Share Increase Proposal”);

2.	To approve the proposed sale of our subsidiary, Hangzhou Jiuyao New Energy Automobile Technology Co. Ltd. to Mr. Shuibo Zhang, the current Chairman of the Board of Directors, for a purchase price of US$6,000 (the “Disposition Proposal”);

3.	To approve and adopt the Amended M&AA to reflect the Authorised Share Increase Proposal;

4.	To ratify and approve the issuance of 113,636,360 units, each unit consisting of one ordinary share and a warrant to purchase three ordinary shares, pursuant to certain Securities Purchase Agreement; and

5.	To transact any other business as may properly come before the meeting.

Q:	What are the recommendations of the Board of Directors?

A:	THE BOARD OF DIRECTORS HAS DETERMINED THAT THE FOUR PROPOSALS ARE ADVISABLE AND IN THE BEST INTERESTS OF THE COMPANY AND ITS SHAREHOLDERS AND HAS UNANIMOUSLY APPROVED THE PROPOSALS DESCRIBED HEREIN. THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT THE SHAREHOLDERS VOTE “FOR” THE FOUR PROPOSALS PRESENTED.

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Q:	When and where will the Extraordinary General Meeting be held?

A:	The Extraordinary General Meeting will be held on November 30, 2023 at 10:00 AM EST in a hybrid-meeting format. In-person participants will be able to attend the Extraordinary General Meeting at No.168 Qianjiang Nongchang Gengwen Road, 15th Floor, Economic and Technological Development Zone, Xiaoshan District, Hangzhou City, Zhejiang Province, People’s Republic of China.

Q:	Who is entitled to vote at the Extraordinary General Meeting?

A:	The record date for the Extraordinary General Meeting is October 20, 2023. Only holders of ordinary shares of the Company as of the close of business on the record date are entitled to notice of, and to vote at, the Extraordinary General Meeting or any adjournment or postponement thereof. As of the record date, there were 4,065,609 ordinary shares outstanding. Each ordinary share that you own entitles you to one vote.

Q:	What constitutes a quorum for the Extraordinary General Meeting?

A:	At the Extraordinary General Meeting, one or more shareholders entitled to vote and present in person or by proxy or (in the case of a shareholder being a corporation) by its duly authorized representative representing not less than one-third (1/3) of all voting power of the Company’s share capital in issue throughout the meeting shall form a quorum.

Q:	How many votes are required to approve the proposals?

A:	The approval of the Authorised Share Increase requires the affirmative vote of a simple majority of votes cast by shareholders as, being entitled to do so, vote in person or, by proxy or, in the case of a shareholder being a corporation, by its duly authorized representative. The approval of the Disposition requires the affirmative vote of two-thirds of the votes cast by shareholders as, being entitled to do so, vote in person or, by proxy or, in the case of a shareholder being a corporation, by its duly authorized representative. The approval and adoption of the Amended M&AA requires the affirmative vote of two-thirds of the votes cast by shareholders as, being entitled to do so, vote in person or, by proxy or, in the case of a shareholder being a corporation, by its duly authorized representative. A properly executed proxy card marked “Abstain” with respect to this proposal will not be voted. The approval of the Private Placement requires the affirmative vote of a simple majority of votes cast by shareholders as, being entitled to do so, vote in person or, by proxy or, in the case of a shareholder being a corporation, by its duly authorized representative

Q:	How do the shareholders vote?

A:	The shareholders have three voting options. You may vote using one of the following methods:

(1)	By Internet, which we encourage if you have Internet access, at www.proxyvote.com;

(2)	By mail or deposit to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717; or

(3)	By phone at 1-800-690-6903.

Q:	How can I attend the meeting?

A:	The meeting is open to all holders of the Company’s ordinary shares as of the record date. You may attend the meeting in person at No.168 Qianjiang Nongchang Gengwen Road, 15th Floor, Economic and Technological Development Zone, Xiaoshan District, Hangzhou City, Zhejiang Province, People’s Republic of China.

Q:	May shareholders ask questions at the meeting?

A:	Yes. Representatives of the Company will answer questions of general interest at the end of the meeting.

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Q:	If my shares are held in “street name” by a broker or other nominee, will my broker or nominee vote my shares for me?

A:	Your broker or other nominee does not have authority to vote on non-routine matters. All of the proposals presented at the Extraordinary General Meeting are considered non-routine matters. Your broker or other nominee will vote your shares held by it in “street name” with respect to these matters only if you provide instructions to it on how to vote.

Q:	What if I do not vote on the matters relating to the proposals?

A:	If you fail to vote or fail to instruct your broker or other nominee how to vote on any of the proposals, it will have no effect on such proposals. It will be treated as a “non-vote” and not count toward a quorum.

Q:	May I change my vote after I have delivered my proxy or voting instruction card?

A:	Yes. You may change your vote at any time before your proxy is voted at the Extraordinary General Meeting. You may do this in one of three ways:

1.	by sending a completed proxy card bearing a later date than your original proxy card and mailing it so that it is received prior to the Extraordinary General Meeting;

2.	by logging on to the Internet website specified on your proxy card in the same manner you would submit your proxy electronically or by calling the telephone number specified on your proxy card, in each case if you are eligible to do so and following the instructions on the proxy card; or

3.	by attending the Extraordinary General Meeting in person at No.168 Qianjiang Nongchang Gengwen Road, 15th Floor, Economic and Technological Development Zone, Xiaoshan District, Hangzhou City, Zhejiang Province, People’s Republic of China and casting your votes.

Your attendance alone will not revoke any proxy.

If your shares are held in an account at a broker or other nominee, you should contact your broker or other nominee to change your vote.

Q:	Do I have appraisal rights?

A:	The shareholders do not have appraisal rights with respect to the matters to be voted upon at the Extraordinary General Meeting.

Q:	Whom should I call if I have questions about the proxy materials or voting procedures?

A:	If you have questions about the proposals, or if you need assistance in submitting your proxy or voting your shares or need additional copies of this proxy statement or the enclosed proxy card, you should contact JIUZI HOLDINGS, INC., No.168 Qianjiang Nongchang Gengwen Road, 15th Floor, Economic and Technological Development Zone, Xiaoshan District, Hangzhou City, Zhejiang Province, People’s Republic of China, or call +86-0571-82651956. If your shares are held in a stock brokerage account or by a bank or other nominee, you should contact your broker, bank or other nominee for additional information.

Q:	What do I need to do now?

A:	After carefully reading and considering the information contained in this proxy statement, including the annexes, please vote your shares as soon as possible so that your shares will be represented at the Extraordinary General Meeting. Please follow the instructions set forth on the proxy card or on the voting instruction form provided by the record holder if your shares are held in the name of your broker or other nominee.

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Q:	Who is paying for the expenses involved in preparing and mailing this proxy statement?

A:	All of the expenses involved in preparing, assembling and mailing these proxy materials and all costs of soliciting proxies will be paid for by the Company. In addition to the solicitation by mail, proxies may be solicited by our officers and other employees by telephone or in person. Such persons will receive no compensation for their services other than their regular salaries. Arrangements will also be made with brokerage houses and other custodians, nominees and fiduciaries to forward solicitation materials to the beneficial owners of the shares held of record by such persons, and we may reimburse such persons for reasonable out of pocket expenses incurred by them in so doing.

Q:	What Interest Do Officers and Directors Have in Matters to Be Acted Upon?

A:	Members of the Board of Directors and executive officers of the Company do not have any interest in any proposal that is not shared by all other shareholders of the Company.

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PROPOSAL 1:
TO APPROVE THE INCREASE OF THE COMPANY’S AUTHORISED SHARES
(ITEM 1 ON THE PROXY CARD)

General

The Board of Directors believes that it is in the best interest of the Company and the shareholders, and is hereby soliciting shareholder approval, to effect an increase of the Company’s authorised shares from US$150,000.00 divided into 8,333,333 ordinary shares with a par value of US$0.018 each to US$150,000.00 divided into 1,000,000,000 ordinary shares with a par value of US$0.00015 each (the “Authorised Share Increase”), on the effective date as determined by the Board of Directors.

The Authorised Share Increase must be passed by ordinary resolution which requires the affirmative vote of a simple majority of the votes cast at the Extraordinary General Meeting by the shareholders present in person or represented by proxy and entitled to vote on such proposals, either in person, by proxy or by authorized representative. If our shareholders approve this proposal, our Board of Directors will have the authority to implement the Authorised Share Increase by filing the relevant Authorised Share Increase resolution with the Cayman Islands Registrar of Companies at any time after the approval of the Authorised Share Increase.

The Authorised Share Increase will be implemented simultaneously for all ordinary shares. The Authorised Share Increase will affect all shareholders uniformly and will have no effect on the proportionate holdings of any individual shareholder, with the exception of adjustments related to the treatment of fractional shares (see below).

Purpose of the Authorised Share Increase

The Company’s ordinary shares are currently listed on the Nasdaq Capital Market (“Nasdaq”) under the symbol “JZXN.” Our current memorandum of association has provided an authorized share capital of US$150,000.00 divided into 8,333,333 ordinary shares with a par value of US$0.018 each. As of the date hereof, we had 4,065,609 ordinary shares outstanding.

The Board of Directors has determined that it is in the best interest of the shareholders to increase the authorized share to US$150,000.00 divided into 1,000,000,000 ordinary shares with a par value of US$0.00015 each by the creation of additional shares. The Board of Directors believes that it is desirable to have the additional authorized shares available for future financing and acquisition transactions, strategic alliances, stock compensation, and other general corporate purposes. The additional ordinary shares would be available for issuance without further action by the shareholders and without the accompanying delay and expense involved in calling a special meeting of shareholders, except as may otherwise be required by law or the listing rules of the Nasdaq Capital Market or other exchange or system on which all our shares are traded or quoted. The Authorised Share Increase will affect all shareholders uniformly and will have no effect on the proportionate holdings of any individual shareholder, except for the adjustments related to the treatment of fractional shares.

Although, at present, we have no agreements, commitments or plans for the issuance of any ordinary shares other than as described in the first paragraph above, the Board of Directors believes it is important that we are able to respond quickly to opportunities that may arise without incurring the additional time and expense of a special shareholders’ meeting.

Registration and Trading of our Ordinary Shares

The Authorised Share Increase will not affect the registration of our ordinary shares or our obligation to publicly file financial and other information with the U.S. Securities and Exchange Commission (the “SEC”). When the Authorised Share Increase is implemented, our ordinary shares will begin trading on a post-split basis on the effective date that we announce by press release. In connection with the Authorised Share Increase, the CUSIP number of our ordinary shares (which is an identifier used by participants in the securities industry to identify our ordinary shares) will change.

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Fractional Shares

No fractional ordinary shares will be issued to any shareholders in connection with the Authorised Share Increase. Each shareholder will be entitled to receive one ordinary share in lieu of the fractional share that would have resulted from the Authorised Share Increase.

Authorized Shares

At the time the Authorised Share Increase is effective, our authorized ordinary shares will be divided at the same ratio. The authorized share capital of the Company shall remain the same at US$150,000, and to be divided into 1,000,000,000 authorised shares, par value US$0.00015 each, to be determined by the Company’s Board of Directors in its discretion.

Street Name Holders of Ordinary Shares

The Company intends for the Authorised Share Increase to treat shareholders holding ordinary shares in street name through a nominee (such as a bank or broker) in the same manner as shareholders whose shares are registered in their names. Nominees will be instructed to effect the Authorised Share Increase for their beneficial holders. However, nominees may have different procedures. Accordingly, shareholders holding ordinary shares in street name should contact their nominees.

Stock Certificates

Mandatory surrender of certificates is not required by our shareholders. The Company’s transfer agent will adjust the record books of the Company to reflect the Authorised Share Increase as of the Effective Date. New certificates will not be mailed to shareholders.

Vote Required

Proposal 1 will be approved if a majority of the total votes cast by shareholders as, being entitled to do so, vote in person or, by proxy or, in the case of a shareholder being a corporation, by its duly authorized representative vote “FOR” the proposal. Abstentions and broker non-votes will have no effect on the result of the vote.

Recommendation of the Board

The Board of Directors unanimously recommends a vote to approve a share consolidation of the Company’s ordinary shares unless revoked as provided above, proxies received by management will be voted in favor of such approval unless a contrary vote is specified.

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PROPOSAL 2:
TO APPROVE THE DISPOSITION
(ITEM 2 ON THE PROXY CARD)

Description of the Proposed Disposition

Mr. Shuibo Zhang, or the Purchaser, is the current Chairman of the Board of Directors. Purchaser will acquire 51% of the equity interests in Hangzhou Jiuyao New Energy Automobile Technology Co. Ltd. (“Hangzhou Jiuyao”) for US$6,000, subject to the terms and conditions of the securities purchase agreement dated October 20, 2023 (the “Disposition Agreement”). The Disposition Agreement is attached as Annex B to this proxy statement and is incorporated by reference herein.

Reasons and Backgrounds for the Proposed Disposition

Hangzhou Jiuyao New Energy Automobile Technology Co. Ltd. was incorporated on January 24, 2022 in the PRC. Its scope of business includes technical service, technology development, technical consultation and promotion, as well as sales of automobiles and new energy vehicles, and sales of electrical accessories and accessories for new energy vehicles. As of October 31, 2022, Hangzhou Jiuyao had no operations and has not generated revenue.

The Board of Directors regularly reviews the Company’s businesses and investments with a view towards utilizing the Company’s resources in a manner that it believes to be in the best interests of the Company and its shareholders. As part of this process, the Board of Directors from time to time evaluates certain distinct alternatives, including potential acquisitions, dispositions, business combinations and separations, with an objective of long-term growth as measured by increases in book value and intrinsic value over time.

Based on its review, analyses and discussions, the Board of Directors has determined that the sale of Hangzhou Jiuyao to the Purchaser is in the best interests of the Company and its shareholders. Accordingly, on October 20, 2023, 2023, the Audit Committee of the Board of Directors, consisting only of independent directors, approved the Disposition.

Reports, Opinions and Appraisals

The Company engaged Shanghai Qian Yi Asset Appraisal Co., Ltd. (“SQYAA”) to render a valuation report as to the total equity value of Hangzhou Jiuyao. The Company decided to engage SQYAA as the Company determined that SQYAA has substantial experience in similar matters. SQYAA rendered its written report to the board of directors on October 12, 2023 stating that after performing an evaluation using the asset-based method, the value of all shareholders’ equity of Hangzhou Jiuyao on the base date of the evaluation was RMB -51,207.31.

The Company has obtained consent from SQYAA for the use of its valuation report in this proxy statement.

SQYAA’s report was provided to the directors for their assessment of the disposition and only addressed the valuation of Hangzhou Jiuyao as of the date of the evaluation and did not address any other aspects or implications of the disposition.

The summary of SQYAA’s report below is qualified in its entirety by reference to the full translation of the written report into English, which is included as Annex C to this proxy statement. However, neither SQYAA’s written report nor the summary of its report set forth in this proxy statement purports to be, or constitutes advice or recommendations to, any shareholder as to how such shareholder should act or vote with respect to the disposition proposal.

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In arriving at its conclusion, SQYAA had discussions with the management of the Company, conducted the procedures as described in the report and relied on information obtained from general procedures. Among other things, SQYAA:

(i)	Collected the information required for the asset appraisal based on the specific circumstances, and verified the collected asset appraisal data through observation, inquiry, written review, on-site investigation;

(ii)	Conducted independent market research, collected relevant information, conducted necessary screening, analysis, summary and organization of the collected appraisal data to form the basis for assessment estimates and the preparation of an asset appraisal;

(iii)	Conducted a comprehensive analysis of the resulting calculations to form an appraisal conclusion;

(iv)	Discussed the information referred to above (i) to (iii) and the background and other elements of the Disposition with the management of the Company;

(v)	Conducted such other analysis and considered such factors as SQYAA deemed necessary or appropriate.

SQYAA has relied upon and assumed, without assuming any responsibility for independent verification, the accuracy, completeness and fair presentation of all of the financial and other information that was obtained from public sources or supplied to them from private sources, including the Company’s management. With respect to any estimates, evaluations, forecasts and projections including, without limitation to, the projection furnished to SQYAAby the management of the Company, SQYAA has assumed that such information was reasonably prepared and based upon the best currently available information and good faith judgment of the person furnishing the same, and SQYAA expresses no opinion with respect to such estimates, evaluations, forecasts or projections or the underlying assumptions. SQYAA has assumed that all information relating to Hangzhou Jiuyao and the Transaction provided to SQYAA and representations made by the Company management regarding Hangzhou Jiuyao and the Transaction are true and accurate in all material respects, did not and does not omit to state a material fact in respect of Hangzhou Jiuyao or the Transaction necessary to make the information not misleading in light of the circumstances under which the information was provided. SQYAA has further assumed that the representations and warranties by all parties in the Transaction Documents are true and correct in all material respects and that each party to the Transaction Documents will fully and duly perform all covenants, undertakings and obligations required to be performed by such party in good faith. In addition, SQYAA has relied upon and assumed, without independent verification, that the final versions of all documents reviewed by SQYAA in draft form, conform in all material respects to the drafts reviewed. SQYAA has assumed that there has been no material change in the assets, liabilities, financial condition, results of operations, business, or prospects of Hangzhou Jiuyao since the date of the evaluation and other information made available to SQYAA, and that there is no information or facts that would make the information reviewed by SQYAA incomplete or misleading.

SQYAA has relied upon the fact that the Board and the Company have been advised by counsel as to all legal matters with respect to the Transaction, including whether all procedures required by law to be taken in connection with the Transaction have been duly, validly and timely taken. SQYAA has further assumed that all governmental, regulatory or other consents and approvals necessary for the consummation of the Transaction will be obtained without any undue delay, limitation, restriction or condition that would have a material effect on Hangzhou Jiuyao or the contemplated benefits expected to be derived in the Transaction.

SQYAA has not been requested to, and did not, (a) initiate any discussions with, or solicit any indications of interest from, third parties with respect to the Transaction, the assets, businesses or operations of Hangzhou Jiuyao or any alternatives to the Transaction, (b) negotiate the terms of the Transaction, and therefore, SQYAA has assumed that such terms are the most beneficial terms, from the Company’s perspective, that could, under the circumstances, reasonably be negotiated among the parties to the Transaction Documents and the Transaction, or (c) advise the Board or any other party with respect to alternatives to the Transaction. SQYAA did not undertake an independent analysis of any potential or actual litigation, regulatory action, possible unasserted claims or other contingent liabilities, to which the Targets are or may be parties or are or may be subject, or of any governmental investigation of any possible unasserted claims or other contingent liabilities to which Hangzhou Jiuyao are or may be parties or is or may be subject.

The Board believes that having this flexibility will be instrumental in driving the Company’s growth and enhancing shareholder value.

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Effect on the Company if the Disposition is Not Completed

If the Disposition is not approved by the shareholders or if the Disposition is not completed for any other reason, our management expects that the business will be operated as how it is currently being operated until we pursue another strategic alternative, and that our shareholders will continue to be subject to the same risks and opportunities to which they are currently subject.

Interests of Directors and Executive Officers in the Proposed Disposition

The Purchaser is the Chairman of the Board of the Company.

Appraisal Rights

The shareholders do not have appraisal or dissenters’ rights under the Company’s Current M&AA or under Cayman Islands law.

The Disposition Agreement

The following is a summary of the material terms and conditions of the disposition agreement, which is attached as Annex B to this proxy statement and is incorporated by reference herein. This summary does not purport to be complete and may not contain all of the information about the disposition agreement that is important to you. You are encouraged to read the disposition agreement in its entirety because it is the legal document that governs the matters discussed in the summary below.

The Disposition

At the closing and subject to and upon the terms and conditions of the disposition agreement, the Company will sell, transfer, convey, assign and deliver to the Purchaser, and the Purchaser will purchase, acquire and accept from the Company, all of the equity ownership and all relevant rights and interests of Hangzhou Jiuyao (which we refer to as the equity interests), free and clear of all liens. In exchange for the equity interests, the Purchaser agreed to pay US$6,000 to the Company.

Representations and Warranties

The disposition agreement contains certain customary representations and warranties made by the Purchaser, the Company, and Hangzhou Jiuyao. These representations and warranties include, among other things:

(i)	The Purchaser and Seller have all requisite power and authority to execute and deliver the Disposition Agreement

(ii)	Due organization and good standing of Hangzhou Jiuyao; and

(iii)	The execution, delivery and performance of the Disposition Agreement will not require the consent of any governmental authority.

Closing Conditions

The obligation of each of the Purchaser, the Company, and Hangzhou Jiuyao to complete the disposition is subject to the fulfillment (or waiver, to the extent permissible under applicable law) of certain customary closing conditions, including:

(i)	The payment of the purchase price by the Purchaser;

(ii)	The receipt of a valuation report from Shanghai Qian Yi Asset Appraisal Co., Ltd.; and

(iii)	The transfer of the equity of Hangzhou Jiuyao to the Purchaser.

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Amendment and Termination

The disposition agreement may only be amended, supplemented or modified pursuant to a written agreement signed by the Purchaser and the Company.

Governing Law

The execution, validity, interpretation, performance, implementation and dispute resolution of the disposition agreement is governed by and construed in accordance with the laws of New York. Any dispute arising out of or in connection with the disposition agreement will be settled by the parties through friendly negotiation. Either party may submit any dispute failing friendly settlement to competent courts where this disposition agreement is executed.

Vote Required

Proposal 2 will be approved if a two-thirds of the total votes cast by shareholders as, being entitled to do so, vote in person or, by proxy or, in the case of a shareholder being a corporation, by its duly authorized representative vote “FOR” the proposal. Abstentions and broker non-votes will have no effect on the result of the vote.

Recommendation of the Board

The Board of Directors unanimously recommends a vote to approve and adopt the Proposal 2 unless revoked as provided above, proxies received by management will be voted in favor of such approval unless a contrary vote is specified.

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PROPOSAL 3:
TO APPROVE and ADOPT AN AMENDED AND RESTATED MEMORANDUM AND ARTICLES OF ASSOCIATION
(ITEM 3 ON THE PROXY CARD)

General

In connection with the Authorised Share Increase Proposal in Proposal 1, on October 20, 2023, the Board of the Company approved, and directed that there be submitted to the shareholders of the Company for approval, the Amended M&AA.

The text of the proposed Amended M&AA is set forth in Annex A to this proxy statement and is incorporated by reference into this proxy statement.

References to the Amended M&AA in the summary below are to the sections reflected in Annex A and not necessarily the Current M&AA in effect as of the date hereof. The description of the proposed changes to the Current M&AA contained in this proxy statement does not purport to be complete and is qualified in its entirely by reference to the full text of the form of the Amended M&AA attached to this proxy statement as Annex A.

In the form of the Amended and Restated Memorandum of Association:

5	The share capital of the Company is US$150,000.00 divided into 1,000,000,000 Shares each of a par value of US$0.00015 each.

Vote Required

Proposal 3 will be approved if a two-thirds of the total votes cast by shareholders as, being entitled to do so, vote in person or, by proxy or, in the case of a shareholder being a corporation, by its duly authorized representative vote “FOR” the proposal. Abstentions and broker non-votes will have no effect on the result of the vote.

Recommendation of the Board

The Board of Directors unanimously recommends a vote to approve and adopt the Amended M&A unless revoked as provided above, proxies received by management will be voted in favor of such approval unless a contrary vote is specified.

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PROPOSAL 4:
TO RATIFY AND APPROVE, ISSUANCE OF ISSUANCES PURSUANT TO THE SECURITIES PURCHASE AGREEMENT
(ITEM 4 ON THE PROXY CARD)

General

As disclosed in the Company’s Form 6-K filed on October 23, 2023, the Company entered into certain securities purchase agreement (the “SPA”) with certain “non-U.S. Persons” (the “Purchasers”) as defined in Regulation S of the Securities Act of 1933, as amended (the “Securities Act”) pursuant to which the Company agreed to sell an aggregate of 113,636,360 units (the “Units”), each Unit consisting of one ordinary share of the Company, par value $0.018 per share (“Share”) and a warrant to purchase three Shares (“Warrant”) with an initial exercise price of $1.10, at a price of $0.44 per Unit, for an aggregate purchase price of approximately $50 million (the “Offering”).

The Warrants are exercisable immediately upon the date of issuance at an initial exercise price of $1.10, for cash (the “Warrant Shares”). The Warrants may also be exercised cashlessly if at any time after the six-month anniversary of the issuance date, there is no effective registration statement registering, or no current prospectus available for, the resale of the Warrant Shares. The Warrants shall expire five years from its date of issuance. The Warrants are subject to customary anti-dilution provisions reflecting stock dividends and splits or other similar transactions.

The parties to the SPA have each made customary representations, warranties and covenants, including, among other things, (a) the Purchasers are “non-U.S. Persons” as defined in Regulation S and are acquiring the Shares for the purpose of investment, (d) the absence of any undisclosed material adverse effects, and (e) the absence of legal proceedings that affect the completion of the transaction contemplated by the SPA.

The SPA is subject to various conditions to closing, including, among other things, (a) receipt of the Company’s shareholders’ approval of the SPA and the Offering and (b) accuracy of the parties’ representations and warranties.

The forms of the SPA and the Warrant are attached to this proxy statement as Annexes D and E, respectively, and such documents are incorporated herein by reference. The foregoing is only a brief description of the material terms of the SPA and Warrant, and does not purport to be a complete description of the rights and obligations of the parties thereunder and is qualified in its entirety by reference to such exhibits.

Vote Required

Proposal 4 will be approved if a simple majority of the total votes cast by shareholders as, being entitled to do so, vote in person or, by proxy or, in the case of a shareholder being a corporation, by its duly authorized representative vote “FOR” the proposal. Abstentions and broker non-votes will have no effect on the result of the vote.

Recommendation of the Board

The Board of Directors unanimously recommends a vote for the ratification and approval of the issuance pursuant to the Securities Purchase Agreement, proxies received by management will be voted in favor of such approval unless a contrary vote is specified.

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Shareholder Proposals

To be considered for inclusion in the Proxy Statement or considered at the Extraordinary General Meeting but not included in the Proxy Statement, shareholder proposals must be submitted in writing to: JIUZI HOLDINGS, INC., No.168 Qianjiang Nongchang Gengwen Road, 15th Floor, Economic and Technological Development Zone, Xiaoshan District, Hangzhou City, Zhejiang Province, People’s Republic of China. We are not obligated to include shareholder proposals in our proxy statements as a foreign private issuer, but we will consider proposals submitted in writing in this way.

Shareholders Sharing an Address

We may send a single set of shareholder documents to any household at which two or more shareholders reside. This process is called “householding.” This reduces the volume of duplicate information received at your household and helps us to reduce costs. Your materials may be householded based on your prior express or implied consent. If your materials have been householded and you wish to receive separate copies of these documents, or if you are receiving duplicate copies of these documents and wish to have the information householded, you may write or call the following address or phone number: JIUZI HOLDINGS, INC., No.168 Qianjiang Nongchang Gengwen Road, 15th Floor, Economic and Technological Development Zone, Xiaoshan District, Hangzhou City, Zhejiang Province, People’s Republic of China; +86-0571-82651956.

Other Matters to Come Before the Meeting

The Board of Directors is not aware of any other business to be acted upon at the Extraordinary General Meeting. Pursuant to the Company’s bylaws, only the business described in the notice of the Extraordinary General Meeting of the shareholders will be conducted at such meeting.

Documents Incorporated by Reference

The SEC allows us to “incorporate by reference” information into this Proxy Statement. This means that the Company can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is considered to be a part of this Proxy Statement, except for any information that is superseded by information that is included directly in this Proxy Statement or in any other subsequently filed document that also is incorporated by reference herein.

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THE COMPANIES ACT (AS REVISED)

OF THE CAYMAN ISLANDS

COMPANY LIMITED BY SHARES

SECOND AMENDED AND RESTATED MEMORANDUM AND ARTICLES OF ASSOCIATION

OF

JIUZI HOLDINGS INC.

(adopted by Special Resolution passed on November 30, 2023)

1	The name of the Company is Jiuzi Holdings Inc..

2	The Registered Office of the Company shall be at the offices of Osiris International Cayman Limited, Suite #4-210, Governors Square, 23 Lime Tree Bay Avenue, PO Box 32311, Grand Cayman KY1-1209, Cayman Islands, or at such other place within the Cayman Islands as the Directors may decide.

3	The objects for which the Company is established are unrestricted and the Company shall have full power and authority to carry out any object not prohibited by the laws of the Cayman Islands.

4	The liability of each Member is limited to the amount unpaid on such Member’s shares.

5	The share capital of the Company is US$150,000.00 divided into 1,000,000,000 Shares each of a par value of US$0.00015 each.

6	The Company has power to register by way of continuation as a body corporate limited by shares under the laws of any jurisdiction outside the Cayman Islands and to be deregistered in the Cayman Islands.

7	Capitalised terms that are not defined in this Memorandum of Association bear the respective meanings given to them in the Articles of Association of the Company.

THE COMPANIES ACT (AS REVISED)

OF THE CAYMAN ISLANDS

COMPANY LIMITED BY SHARES

SECOND AMENDED AND RESTATED ARTICLES OF ASSOCIATION

OF

JIUZI HOLDINGS INC.

(adopted by Special Resolution passed on November 30, 2023)

1	Interpretation

1.1	In the Articles Table A in the First Schedule to the Statute does not apply and, unless there is something in the subject or context inconsistent therewith:

“Articles”	means these articles of association of the Company.

“Auditor”	means the person for the time being performing the duties of auditor of the Company (if any).

“Company”	means the above named company.

“Directors”	means the directors for the time being of the Company.

“Dividend”	means any dividend (whether interim or final) resolved to be paid on Shares pursuant to the Articles.

“Electronic Record”	has the same meaning as in the Electronic Transactions Act.

“Electronic Transactions Act”	means the Electronic Transactions Act (As Revised) of the Cayman Islands.

“Member”	has the same meaning as in the Statute.

“Memorandum”	means the memorandum of association of the Company.

“Ordinary Resolution”	means a resolution passed by a simple majority of the Members as, being entitled to do so, vote in person or, where proxies are allowed, by proxy at a general meeting, and includes a unanimous written resolution. In computing the majority when a poll is demanded regard shall be had to the number of votes to which each Member is entitled by the Articles.

“Register of Members”	means the register of Members maintained in accordance with the Statute and includes (except where otherwise stated) any branch or duplicate register of Members.

“Registered Office”	means the registered office for the time being of the Company.

“Seal”	means the common seal of the Company and includes every duplicate seal.

“Share”	means a share in the Company and includes a fraction of a share in the Company.

“Special Resolution”	has the same meaning as in the Statute, and includes a unanimous written resolution.

“Statute”	means the Companies Act (As Revised) of the Cayman Islands.

“Treasury Share”	means a Share held in the name of the Company as a treasury share in accordance with the Statute.

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1.2	In the Articles:

(a)	words importing the singular number include the plural number and vice versa;

(b)	words importing the masculine gender include the feminine gender;

(c)	words importing persons include corporations as well as any other legal or natural person;

(d)	“written” and “in writing” include all modes of representing or reproducing words in visible form, including in the form of an Electronic Record;

(e)	“shall” shall be construed as imperative and “may” shall be construed as permissive;

(f)	references to provisions of any law or regulation shall be construed as references to those provisions as amended, modified, re-enacted or replaced;

(g)	any phrase introduced by the terms “including”, “include”, “in particular” or any similar expression shall be construed as illustrative and shall not limit the sense of the words preceding those terms;

(h)	the term “and/or” is used herein to mean both “and” as well as “or.” The use of “and/or” in certain contexts in no respects qualifies or modifies the use of the terms “and” or “or” in others. The term “or” shall not be interpreted to be exclusive and the term “and” shall not be interpreted to require the conjunctive (in each case, unless the context otherwise requires);

(i)	headings are inserted for reference only and shall be ignored in construing the Articles;

(j)	any requirements as to delivery under the Articles include delivery in the form of an Electronic Record;

(k)	any requirements as to execution or signature under the Articles including the execution of the Articles themselves can be satisfied in the form of an electronic signature as defined in the Electronic Transactions Act;

(l)	sections 8 and 19(3) of the Electronic Transactions Act shall not apply;

(m)	the term “clear days” in relation to the period of a notice means that period excluding the day when the notice is received or deemed to be received and the day for which it is given or on which it is to take effect; and

(n)	the term “holder” in relation to a Share means a person whose name is entered in the Register of Members as the holder of such Share.

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2	Commencement of Business

2.1	The business of the Company may be commenced as soon after incorporation of the Company as the Directors shall see fit.

2.2	The Directors may pay, out of the capital or any other monies of the Company, all expenses incurred in or about the formation and establishment of the Company, including the expenses of registration.

3	Issue of Shares

3.1	Subject to the provisions, if any, in the Memorandum (and to any direction that may be given by the Company in general meeting) and without prejudice to any rights attached to any existing Shares, the Directors may allot, issue, grant options over or otherwise dispose of Shares (including fractions of a Share) with or without preferred, deferred or other rights or restrictions, whether in regard to Dividend or other distribution, voting, return of capital or otherwise and to such persons, at such times and on such other terms as they think proper, and may also (subject to the Statute and the Articles) vary such rights.

3.2	The Company shall not issue Shares to bearer.

4	Register of Members

4.1	The Company shall maintain or cause to be maintained the Register of Members in accordance with the Statute.

4.2	The Directors may determine that the Company shall maintain one or more branch registers of Members in accordance with the Statute. The Directors may also determine which register of Members shall constitute the principal register and which shall constitute the branch register or registers, and to vary such determination from time to time.

5	Closing Register of Members or Fixing Record Date

5.1	For the purpose of determining Members entitled to notice of, or to vote at any meeting of Members or any adjournment thereof, or Members entitled to receive payment of any Dividend or other distribution, or in order to make a determination of Members for any other purpose, the Directors may provide that the Register of Members shall be closed for transfers for a stated period which shall not in any case exceed forty days.

5.2	In lieu of, or apart from, closing the Register of Members, the Directors may fix in advance or arrears a date as the record date for any such determination of Members entitled to notice of, or to vote at any meeting of the Members or any adjournment thereof, or for the purpose of determining the Members entitled to receive payment of any Dividend or other distribution, or in order to make a determination of Members for any other purpose.

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5.3	If the Register of Members is not so closed and no record date is fixed for the determination of Members entitled to notice of, or to vote at, a meeting of Members or Members entitled to receive payment of a Dividend or other distribution, the date on which notice of the meeting is sent or the date on which the resolution of the Directors resolving to pay such Dividend or other distribution is passed, as the case may be, shall be the record date for such determination of Members. When a determination of Members entitled to vote at any meeting of Members has been made as provided in this Article, such determination shall apply to any adjournment thereof.

6	Certificates for Shares

6.1	A Member shall only be entitled to a share certificate if the Directors resolve that share certificates shall be issued. Share certificates representing Shares, if any, shall be in such form as the Directors may determine. Share certificates shall be signed by one or more Directors or other person authorised by the Directors. The Directors may authorise certificates to be issued with the authorised signature(s) affixed by mechanical process. All certificates for Shares shall be consecutively numbered or otherwise identified and shall specify the Shares to which they relate. All certificates surrendered to the Company for transfer shall be cancelled and subject to the Articles no new certificate shall be issued until the former certificate representing a like number of relevant Shares shall have been surrendered and cancelled.

6.2	The Company shall not be bound to issue more than one certificate for Shares held jointly by more than one person and delivery of a certificate to one joint holder shall be a sufficient delivery to all of them.

6.3	If a share certificate is defaced, worn out, lost or destroyed, it may be renewed on such terms (if any) as to evidence and indemnity and on the payment of such expenses reasonably incurred by the Company in investigating evidence, as the Directors may prescribe, and (in the case of defacement or wearing out) upon delivery of the old certificate.

6.4	Every share certificate sent in accordance with the Articles will be sent at the risk of the Member or other person entitled to the certificate. The Company will not be responsible for any share certificate lost or delayed in the course of delivery.

7	Transfer of Shares

7.1	Subject to Article 3.1, Shares are transferable subject to the approval of the Directors by resolution who may, in their absolute discretion, decline to register any transfer of Shares without giving any reason. If the Directors refuse to register a transfer they shall notify the transferee within two months of such refusal.

7.2	The instrument of transfer of any Share shall be in writing and shall be executed by or on behalf of the transferor (and if the Directors so require, signed by or on behalf of the transferee). The transferor shall be deemed to remain the holder of a Share until the name of the transferee is entered in the Register of Members.

8	Redemption, Repurchase and Surrender of Shares

8.1	Subject to the provisions of the Statute the Company may issue Shares that are to be redeemed or are liable to be redeemed at the option of the Member or the Company. The redemption of such Shares shall be effected in such manner and upon such other terms as the Company may, by Special Resolution, determine before the issue of the Shares.

8.2	Subject to the provisions of the Statute, the Company may purchase its own Shares (including any redeemable Shares) in such manner and on such other terms as the Directors may agree with the relevant Member.

8.3	The Company may make a payment in respect of the redemption or purchase of its own Shares in any manner permitted by the Statute, including out of capital.

8.4	The Directors may accept the surrender for no consideration of any fully paid Share.

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9	Treasury Shares

9.1	The Directors may, prior to the purchase, redemption or surrender of any Share, determine that such Share shall be held as a Treasury Share.

9.2	The Directors may determine to cancel a Treasury Share or transfer a Treasury Share on such terms as they think proper (including, without limitation, for nil consideration).

10	Variation of Rights of Shares

10.1	If at any time the share capital of the Company is divided into different classes of Shares, all or any of the rights attached to any class (unless otherwise provided by the terms of issue of the Shares of that class) may, whether or not the Company is being wound up, be varied without the consent of the holders of the issued Shares of that class where such variation is considered by the Directors not to have a material adverse effect upon such rights; otherwise, any such variation shall be made only with the consent in writing of the holders of not less than two thirds of the issued Shares of that class, or with the approval of a resolution passed by a majority of not less than two thirds of the votes cast at a separate meeting of the holders of the Shares of that class. For the avoidance of doubt, the Directors reserve the right, notwithstanding that any such variation may not have a material adverse effect, to obtain consent from the holders of Shares of the relevant class. To any such meeting all the provisions of the Articles relating to general meetings shall apply mutatis mutandis, except that the necessary quorum shall be a person or persons (or in the case of a Member being a corporation, its duly authorized representative) together holding or representing by proxy at least one third of the issued Shares of the class and that any holder of Shares of the class present in person or by proxy may demand a poll.

10.2	For the purposes of a separate class meeting, the Directors may treat two or more or all the classes of Shares as forming one class of Shares if the Directors consider that such class of Shares would be affected in the same way by the proposals under consideration, but in any other case shall treat them as separate classes of Shares.

10.3	The rights conferred upon the holders of the Shares of any class issued with preferred or other rights shall not, unless otherwise expressly provided by the terms of issue of the Shares of that class, be deemed to be varied by the creation or issue of further Shares ranking pari passu therewith.

11	Commission on Sale of Shares

The Company may, in so far as the Statute permits, pay a commission to any person in consideration of his subscribing or agreeing to subscribe (whether absolutely or conditionally) or procuring or agreeing to procure subscriptions (whether absolutely or conditionally) for any Shares. Such commissions may be satisfied by the payment of cash and/or the issue of fully or partly paid-up Shares. The Company may also on any issue of Shares pay such brokerage as may be lawful.

12	Non Recognition of Trusts

The Company shall not be bound by or compelled to recognise in any way (even when notified) any equitable, contingent, future or partial interest in any Share, or (except only as is otherwise provided by the Articles or the Statute) any other rights in respect of any Share other than an absolute right to the entirety thereof in the holder.

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13	Lien on Shares

13.1	The Company shall have a first and paramount lien on all Shares (whether fully paid-up or not) registered in the name of a Member (whether solely or jointly with others) for all debts, liabilities or engagements to or with the Company (whether presently payable or not) by such Member or his estate, either alone or jointly with any other person, whether a Member or not, but the Directors may at any time declare any Share to be wholly or in part exempt from the provisions of this Article. The registration of a transfer of any such Share shall operate as a waiver of the Company’s lien thereon. The Company’s lien on a Share shall also extend to any amount payable in respect of that Share.

13.2	The Company may sell, in such manner as the Directors think fit, any Shares on which the Company has a lien, if a sum in respect of which the lien exists is presently payable, and is not paid within fourteen clear days after notice has been received or deemed to have been received by the holder of the Shares, or to the person entitled to it in consequence of the death or bankruptcy of the holder, demanding payment and stating that if the notice is not complied with the Shares may be sold.

13.3	To give effect to any such sale the Directors may authorise any person to execute an instrument of transfer of the Shares sold to, or in accordance with the directions of, the purchaser. The purchaser or his nominee shall be registered as the holder of the Shares comprised in any such transfer, and he shall not be bound to see to the application of the purchase money, nor shall his title to the Shares be affected by any irregularity or invalidity in the sale or the exercise of the Company’s power of sale under the Articles.

13.4	The net proceeds of such sale after payment of costs, shall be applied in payment of such part of the amount in respect of which the lien exists as is presently payable and any balance shall (subject to a like lien for sums not presently payable as existed upon the Shares before the sale) be paid to the person entitled to the Shares at the date of the sale.

14	Call on Shares

14.1	Subject to the terms of the allotment and issue of any Shares, the Directors may make calls upon the Members in respect of any monies unpaid on their Shares (whether in respect of par value or premium), and each Member shall (subject to receiving at least fourteen clear days’ notice specifying the time or times of payment) pay to the Company at the time or times so specified the amount called on the Shares. A call may be revoked or postponed, in whole or in part, as the Directors may determine. A call may be required to be paid by instalments. A person upon whom a call is made shall remain liable for calls made upon him notwithstanding the subsequent transfer of the Shares in respect of which the call was made.

14.2	A call shall be deemed to have been made at the time when the resolution of the Directors authorising such call was passed.

14.3	The joint holders of a Share shall be jointly and severally liable to pay all calls in respect thereof.

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14.4	If a call remains unpaid after it has become due and payable, the person from whom it is due shall pay interest on the amount unpaid from the day it became due and payable until it is paid at such rate as the Directors may determine (and in addition all expenses that have been incurred by the Company by reason of such non-payment), but the Directors may waive payment of the interest or expenses wholly or in part.

14.5	An amount payable in respect of a Share on issue or allotment or at any fixed date, whether on account of the par value of the Share or premium or otherwise, shall be deemed to be a call and if it is not paid all the provisions of the Articles shall apply as if that amount had become due and payable by virtue of a call.

14.6	The Directors may issue Shares with different terms as to the amount and times of payment of calls, or the interest to be paid.

14.7	The Directors may, if they think fit, receive an amount from any Member willing to advance all or any part of the monies uncalled and unpaid upon any Shares held by him, and may (until the amount would otherwise become payable) pay interest at such rate as may be agreed upon between the Directors and the Member paying such amount in advance.

14.8	No such amount paid in advance of calls shall entitle the Member paying such amount to any portion of a Dividend or other distribution payable in respect of any period prior to the date upon which such amount would, but for such payment, become payable.

15	Forfeiture of Shares

15.1	If a call or instalment of a call remains unpaid after it has become due and payable the Directors may give to the person from whom it is due not less than fourteen clear days’ notice requiring payment of the amount unpaid together with any interest which may have accrued and any expenses incurred by the Company by reason of such non-payment. The notice shall specify where payment is to be made and shall state that if the notice is not complied with the Shares in respect of which the call was made will be liable to be forfeited.

15.2	If the notice is not complied with, any Share in respect of which it was given may, before the payment required by the notice has been made, be forfeited by a resolution of the Directors. Such forfeiture shall include all Dividends, other distributions or other monies payable in respect of the forfeited Share and not paid before the forfeiture.

15.3	A forfeited Share may be sold, re-allotted or otherwise disposed of on such terms and in such manner as the Directors think fit and at any time before a sale, re-allotment or disposition the forfeiture may be cancelled on such terms as the Directors think fit. Where for the purposes of its disposal a forfeited Share is to be transferred to any person the Directors may authorise some person to execute an instrument of transfer of the Share in favour of that person.

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15.4	A person any of whose Shares have been forfeited shall cease to be a Member in respect of them and shall surrender to the Company for cancellation the certificate for the Shares forfeited and shall remain liable to pay to the Company all monies which at the date of forfeiture were payable by him to the Company in respect of those Shares together with interest at such rate as the Directors may determine, but his liability shall cease if and when the Company shall have received payment in full of all monies due and payable by him in respect of those Shares.

15.5	A certificate in writing under the hand of one Director or officer of the Company that a Share has been forfeited on a specified date shall be conclusive evidence of the facts stated in it as against all persons claiming to be entitled to the Share. The certificate shall (subject to the execution of an instrument of transfer) constitute a good title to the Share and the person to whom the Share is sold or otherwise disposed of shall not be bound to see to the application of the purchase money, if any, nor shall his title to the Share be affected by any irregularity or invalidity in the proceedings in reference to the forfeiture, sale or disposal of the Share.

15.6	The provisions of the Articles as to forfeiture shall apply in the case of non payment of any sum which, by the terms of issue of a Share, becomes payable at a fixed time, whether on account of the par value of the Share or by way of premium as if it had been payable by virtue of a call duly made and notified.

16	Transmission of Shares

16.1	If a Member dies the survivor or survivors (where he was a joint holder) or his legal personal representatives (where he was a sole holder), shall be the only persons recognised by the Company as having any title to his Shares. The estate of a deceased Member is not thereby released from any liability in respect of any Share, for which he was a joint or sole holder.

16.2	Any person becoming entitled to a Share in consequence of the death or bankruptcy or liquidation or dissolution of a Member (or in any other way than by transfer) may, upon such evidence being produced as may be required by the Directors, elect, by a notice in writing sent by him to the Company, either to become the holder of such Share or to have some person nominated by him registered as the holder of such Share. If he elects to have another person registered as the holder of such Share he shall sign an instrument of transfer of that Share to that person. The Directors shall, in either case, have the same right to decline or suspend registration as they would have had in the case of a transfer of the Share by the relevant Member before his death or bankruptcy or liquidation or dissolution, as the case may be.

16.3	A person becoming entitled to a Share by reason of the death or bankruptcy or liquidation or dissolution of a Member (or in any other case than by transfer) shall be entitled to the same Dividends, other distributions and other advantages to which he would be entitled if he were the holder of such Share. However, he shall not, before becoming a Member in respect of a Share, be entitled in respect of it to exercise any right conferred by membership in relation to general meetings of the Company and the Directors may at any time give notice requiring any such person to elect either to be registered himself or to have some person nominated by him be registered as the holder of the Share (but the Directors shall, in either case, have the same right to decline or suspend registration as they would have had in the case of a transfer of the Share by the relevant Member before his death or bankruptcy or liquidation or dissolution or any other case than by transfer, as the case may be). If the notice is not complied with within ninety days of being received or deemed to be received (as determined pursuant to the Articles) the Directors may thereafter withhold payment of all Dividends, other distributions, bonuses or other monies payable in respect of the Share until the requirements of the notice have been complied with.

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17	Amendments of Memorandum and Articles of Association and Alteration of Capital

17.1	The Company may by Ordinary Resolution:

(a)	increase its share capital by such sum as the Ordinary Resolution shall prescribe and with such rights, priorities and privileges annexed thereto, as the Company in general meeting may determine;

(b)	consolidate and divide all or any of its share capital into Shares of larger amount than its existing Shares;

(c)	convert all or any of its paid-up Shares into stock, and reconvert that stock into paid-up Shares of any denomination;

(d)	by subdivision of its existing Shares or any of them divide the whole or any part of its share capital into Shares of smaller amount than is fixed by the Memorandum or into Shares without par value; and

(e)	cancel any Shares that at the date of the passing of the Ordinary Resolution have not been taken or agreed to be taken by any person and diminish the amount of its share capital by the amount of the Shares so cancelled.

17.2	All new Shares created in accordance with the provisions of the preceding Article shall be subject to the same provisions of the Articles with reference to the payment of calls, liens, transfer, transmission, forfeiture and otherwise as the Shares in the original share capital.

17.3	Subject to the provisions of the Statute and the provisions of the Articles as regards the matters to be dealt with by Ordinary Resolution, the Company may by Special Resolution:

(a)	change its name;

(b)	alter or add to the Articles;

(c)	alter or add to the Memorandum with respect to any objects, powers or other matters specified therein; and

(d)	reduce its share capital or any capital redemption reserve fund.

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18	Offices and Places of Business

Subject to the provisions of the Statute, the Company may by resolution of the Directors change the location of its Registered Office. The Company may, in addition to its Registered Office, maintain such other offices or places of business as the Directors determine.

19	General Meetings

19.1	All general meetings other than annual general meetings shall be called extraordinary general meetings.

19.2	The Company may, but shall not (unless required by the Statute) be obliged to, in each year hold a general meeting as its annual general meeting, and shall specify the meeting as such in the notices calling it. Any annual general meeting shall be held at such time and place as the Directors shall appoint and if no other time and place is prescribed by them, it shall be held at the Registered Office on the second Wednesday in December of each year at ten o’clock in the morning. At these meetings the report of the Directors (if any) shall be presented.

19.3	The Directors may call general meetings, and they shall on a Members’ requisition forthwith proceed to convene an extraordinary general meeting of the Company.

19.4	A Members’ requisition is a requisition of Members holding at the date of deposit of the requisition not less than ten per cent. in par value of the issued Shares which as at that date carry the right to vote at general meetings of the Company.

19.5	The Members’ requisition must state the objects of the meeting and must be signed by the requisitionists and deposited at the Registered Office, and may consist of several documents in like form each signed by one or more requisitionists.

19.6	If there are no Directors as at the date of the deposit of the Members’ requisition or if the Directors do not within twenty-one days from the date of the deposit of the Members’ requisition duly proceed to convene a general meeting to be held within a further twenty-one days, the requisitionists, or any of them representing more than one-half of the total voting rights of all of the requisitionists, may themselves convene a general meeting, but any meeting so convened shall be held no later than the day which falls three months after the expiration of the said twenty-one day period.

19.7	A general meeting convened as aforesaid by requisitionists shall be convened in the same manner as nearly as possible as that in which general meetings are to be convened by Directors.

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20	Notice of General Meetings

20.1	At least five clear days’ notice shall be given of any general meeting. Every notice shall specify the place, the day and the hour of the meeting and the general nature of the business to be conducted at the general meeting and shall be given in the manner hereinafter mentioned or in such other manner if any as may be prescribed by the Company, provided that a general meeting of the Company shall, whether or not the notice specified in this Article has been given and whether or not the provisions of the Articles regarding general meetings have been complied with, be deemed to have been duly convened if it is so agreed:

(a)	in the case of an annual general meeting, by all of the Members entitled to attend and vote thereat; and

(b)	in the case of an extraordinary general meeting, by a majority in number of the Members having a right to attend and vote at the meeting, together holding not less than ninety five per cent. in par value of the Shares giving that right.

20.2	The accidental omission to give notice of a general meeting to, or the non receipt of notice of a general meeting by, any person entitled to receive such notice shall not invalidate the proceedings of that general meeting.

21	Proceedings at General Meetings

21.1	No business except for the appointment of a chairman for the meeting shall be transacted at any general meeting unless a quorum of Members is present at the time when the meeting proceeds to business. One or more Members holding Shares which carry in aggregate (or representing by proxy) not less than one-third of all votes attaching to all Shares in issue and entitled to vote at such general meeting, present in person or by proxy or, if a corporation or other non-natural person, by its duly authorized representative, shall be a quorum for all purposes.

21.2	A person may participate at a general meeting by conference telephone or other communications equipment by means of which all the persons participating in the meeting can communicate with each other. Participation by a person in a general meeting in this manner is treated as presence in person at that meeting.

21.3	A resolution (including a Special Resolution) in writing (in one or more counterparts) signed by or on behalf of all of the Members for the time being entitled to receive notice of and to attend and vote at general meetings (or, being corporations or other non-natural persons, signed by their duly authorised representatives) shall be as valid and effective as if the resolution had been passed at a general meeting of the Company duly convened and held.

21.4	If a quorum is not present within half an hour from the time appointed for the meeting to commence or if during such a meeting a quorum ceases to be present, the meeting, if convened upon a Members’ requisition, shall be dissolved and in any other case it shall stand adjourned to the same day in the next week at the same time and/or place or to such other day, time and/or place as the Directors may determine, and if at the adjourned meeting a quorum is not present within half an hour from the time appointed for the meeting to commence, the Members present shall be a quorum.

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21.5	The Directors may, at any time prior to the time appointed for the meeting to commence, appoint any person to act as chairman of a general meeting of the Company or, if the Directors do not make any such appointment, the chairman, if any, of the board of Directors shall preside as chairman at such general meeting. If there is no such chairman, or if he shall not be present within fifteen minutes after the time appointed for the meeting to commence, or is unwilling to act, the Directors present shall elect one of their number to be chairman of the meeting.

21.6	If no Director is willing to act as chairman or if no Director is present within fifteen minutes after the time appointed for the meeting to commence, the Members present shall choose one of their number to be chairman of the meeting.

21.7	The chairman may, with the consent of a meeting at which a quorum is present (and shall if so directed by the meeting) adjourn the meeting from time to time and from place to place, but no business shall be transacted at any adjourned meeting other than the business left unfinished at the meeting from which the adjournment took place.

21.8	When a general meeting is adjourned for thirty days or more, notice of the adjourned meeting shall be given as in the case of an original meeting. Otherwise it shall not be necessary to give any such notice of an adjourned meeting.

21.9	A resolution put to the vote of the meeting shall be decided on a show of hands unless before, or on the declaration of the result of, the show of hands, the chairman demands a poll, or any other Member or Members collectively present in person or by proxy (or in the case of a corporation or other non-natural person, by its duly authorised representative or proxy) and holding at least ten per cent. in par value of the Shares giving a right to attend and vote at the meeting demand a poll.

21.10	Unless a poll is duly demanded and the demand is not withdrawn a declaration by the chairman that a resolution has been carried or carried unanimously, or by a particular majority, or lost or not carried by a particular majority, an entry to that effect in the minutes of the proceedings of the meeting shall be conclusive evidence of that fact without proof of the number or proportion of the votes recorded in favour of or against such resolution.

21.11	The demand for a poll may be withdrawn.

21.12	Except on a poll demanded on the election of a chairman or on a question of adjournment, a poll shall be taken as the chairman directs, and the result of the poll shall be deemed to be the resolution of the general meeting at which the poll was demanded.

21.13	A poll demanded on the election of a chairman or on a question of adjournment shall be taken forthwith. A poll demanded on any other question shall be taken at such date, time and place as the chairman of the general meeting directs, and any business other than that upon which a poll has been demanded or is contingent thereon may proceed pending the taking of the poll.

21.14	In the case of an equality of votes, whether on a show of hands or on a poll, the chairman shall be entitled to a second or casting vote.

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22	Votes of Members

22.1	Subject to any rights or restrictions attached to any Shares, on a show of hands every Member who (being an individual) is present in person or by proxy or, if a corporation or other non-natural person is present by its duly authorised representative or by proxy, shall have one vote and on a poll every Member present in any such manner shall have one vote for every Share of which he is the holder.

22.2	In the case of joint holders the vote of the senior holder who tenders a vote, whether in person or by proxy (or, in the case of a corporation or other non-natural person, by its duly authorised representative or proxy), shall be accepted to the exclusion of the votes of the other joint holders, and seniority shall be determined by the order in which the names of the holders stand in the Register of Members.

22.3	A Member of unsound mind, or in respect of whom an order has been made by any court, having jurisdiction in lunacy, may vote, whether on a show of hands or on a poll, by his committee, receiver, curator bonis, or other person on such Member’s behalf appointed by that court, and any such committee, receiver, curator bonis or other person may vote by proxy.

22.4	No person shall be entitled to vote at any general meeting unless he is registered as a Member on the record date for such meeting nor unless all calls or other monies then payable by him in respect of Shares have been paid.

22.5	No objection shall be raised as to the qualification of any voter except at the general meeting or adjourned general meeting at which the vote objected to is given or tendered and every vote not disallowed at the meeting shall be valid. Any objection made in due time in accordance with this Article shall be referred to the chairman whose decision shall be final and conclusive.

22.6	On a poll or on a show of hands votes may be cast either personally or by proxy (or in the case of a corporation or other non-natural person by its duly authorised representative or proxy). A Member may appoint more than one proxy or the same proxy under one or more instruments to attend and vote at a meeting. Where a Member appoints more than one proxy the instrument of proxy shall state which proxy is entitled to vote on a show of hands and shall specify the number of Shares in respect of which each proxy is entitled to exercise the related votes.

22.7	On a poll, a Member holding more than one Share need not cast the votes in respect of his Shares in the same way on any resolution and therefore may vote a Share or some or all such Shares either for or against a resolution and/or abstain from voting a Share or some or all of the Shares and, subject to the terms of the instrument appointing him, a proxy appointed under one or more instruments may vote a Share or some or all of the Shares in respect of which he is appointed either for or against a resolution and/or abstain from voting a Share or some or all of the Shares in respect of which he is appointed.

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23	Proxies

23.1	The instrument appointing a proxy shall be in writing and shall be executed under the hand of the appointor or of his attorney duly authorised in writing, or, if the appointor is a corporation or other non natural person, under the hand of its duly authorised representative. A proxy need not be a Member.

23.2	The Directors may, in the notice convening any meeting or adjourned meeting, or in an instrument of proxy sent out by the Company, specify the manner by which the instrument appointing a proxy shall be deposited and the place and the time (being not later than the time appointed for the commencement of the meeting or adjourned meeting to which the proxy relates) at which the instrument appointing a proxy shall be deposited. In the absence of any such direction from the Directors in the notice convening any meeting or adjourned meeting or in an instrument of proxy sent out by the Company, the instrument appointing a proxy shall be deposited physically at the Registered Office not less than 48 hours before the time appointed for the meeting or adjourned meeting to commence at which the person named in the instrument proposes to vote.

23.3	The chairman may in any event at his discretion declare that an instrument of proxy shall be deemed to have been duly deposited. An instrument of proxy that is not deposited in the manner permitted, or which has not been declared to have been duly deposited by the chairman, shall be invalid.

23.4	The instrument appointing a proxy may be in any usual or common form (or such other form as the Directors may approve) and may be expressed to be for a particular meeting or any adjournment thereof or generally until revoked. An instrument appointing a proxy shall be deemed to include the power to demand or join or concur in demanding a poll.

23.5	Votes given in accordance with the terms of an instrument of proxy shall be valid notwithstanding the previous death or insanity of the principal or revocation of the proxy or of the authority under which the proxy was executed, or the transfer of the Share in respect of which the proxy is given unless notice in writing of such death, insanity, revocation or transfer was received by the Company at the Registered Office before the commencement of the general meeting, or adjourned meeting at which it is sought to use the proxy.

24	Corporate Members

Any corporation or other non-natural person which is a Member may in accordance with its constitutional documents, or in the absence of such provision by resolution of its directors or other governing body, authorise such person as it thinks fit to act as its representative at any meeting of the Company or of any class of Members, and the person so authorised shall be entitled to exercise the same powers on behalf of the corporation which he represents as the corporation could exercise if it were an individual Member.

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25	Shares that May Not be Voted

Shares in the Company that are beneficially owned by the Company shall not be voted, directly or indirectly, at any meeting and shall not be counted in determining the total number of outstanding Shares at any given time.

26	Directors

There shall be a board of Directors consisting of not less than one person (exclusive of alternate Directors) provided however that the Company may by Ordinary Resolution increase or reduce the limits in the number of Directors.

27	Powers of Directors

27.1	Subject to the provisions of the Statute, the Memorandum and the Articles and to any directions given by Special Resolution, the business of the Company shall be managed by the Directors who may exercise all the powers of the Company. No alteration of the Memorandum or Articles and no such direction shall invalidate any prior act of the Directors which would have been valid if that alteration had not been made or that direction had not been given. A duly convened meeting of Directors at which a quorum is present may exercise all powers exercisable by the Directors.

27.2	All cheques, promissory notes, drafts, bills of exchange and other negotiable or transferable instruments and all receipts for monies paid to the Company shall be signed, drawn, accepted, endorsed or otherwise executed as the case may be in such manner as the Directors shall determine by resolution.

27.3	The Directors on behalf of the Company may pay a gratuity or pension or allowance on retirement to any Director who has held any other salaried office or place of profit with the Company or to his widow or dependants and may make contributions to any fund and pay premiums for the purchase or provision of any such gratuity, pension or allowance.

27.4	The Directors may exercise all the powers of the Company to borrow money and to mortgage or charge its undertaking, property and assets (present and future) and uncalled capital or any part thereof and to issue debentures, debenture stock, mortgages, bonds and other such securities whether outright or as security for any debt, liability or obligation of the Company or of any third party.

28	Appointment and Removal of Directors

28.1	The Company may by Ordinary Resolution appoint any person to be a Director or may by Ordinary Resolution remove any Director.

28.2	The Directors may appoint any person to be a Director, either to fill a vacancy or as an additional Director provided that the appointment does not cause the number of Directors to exceed any number fixed by or in accordance with the Articles as the maximum number of Directors.

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29	Vacation of Office of Director

The office of a Director shall be vacated if:

(a)	the Director gives notice in writing to the Company that he resigns the office of Director; or

(b)	the Director absents himself (for the avoidance of doubt, without being represented by proxy or an alternate Director appointed by him) from three consecutive meetings of the board of Directors without special leave of absence from the Directors, and the Directors pass a resolution that he has by reason of such absence vacated office; or

(c)	the Director dies, becomes bankrupt or makes any arrangement or composition with his creditors generally; or

(d)	the Director is found to be or becomes of unsound mind; or

(e)	all of the other Directors (being not less than two in number) determine that he should be removed as a Director, either by a resolution passed by all of the other Directors at a meeting of the Directors duly convened and held in accordance with the Articles or by a resolution in writing signed by all of the other Directors.

30	Proceedings of Directors

30.1	The quorum for the transaction of the business of the Directors may be fixed by the Directors, and unless so fixed shall be two if there are two or more Directors, and shall be one if there is only one Director. A person who holds office as an alternate Director shall, if his appointor is not present, be counted in the quorum. A Director who also acts as an alternate Director shall, if his appointor is not present, count twice towards the quorum.

30.2	Subject to the provisions of the Articles, the Directors may regulate their proceedings as they think fit. Questions arising at any meeting shall be decided by a majority of votes. In the case of an equality of votes, the chairman shall have a second or casting vote. A Director who is also an alternate Director shall be entitled in the absence of his appointor to a separate vote on behalf of his appointor in addition to his own vote.

30.3	A person may participate in a meeting of the Directors or any committee of Directors by conference telephone or other communications equipment by means of which all the persons participating in the meeting can communicate with each other at the same time. Participation by a person in a meeting in this manner is treated as presence in person at that meeting. Unless otherwise determined by the Directors the meeting shall be deemed to be held at the place where the chairman is located at the start of the meeting.

30.4	A resolution in writing (in one or more counterparts) signed by all the Directors or all the members of a committee of the Directors or, in the case of a resolution in writing relating to the removal of any Director or the vacation of office by any Director, all of the Directors other than the Director who is the subject of such resolution (an alternate Director being entitled to sign such a resolution on behalf of his appointor and if such alternate Director is also a Director, being entitled to sign such resolution both on behalf of his appointer and in his capacity as a Director) shall be as valid and effectual as if it had been passed at a meeting of the Directors, or committee of Directors as the case may be, duly convened and held.

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30.5	A Director or alternate Director may, or other officer of the Company on the direction of a Director or alternate Director shall, call a meeting of the Directors by at least two days’ notice in writing to every Director and alternate Director which notice shall set forth the general nature of the business to be considered unless notice is waived by all the Directors (or their alternates) either at, before or after the meeting is held. To any such notice of a meeting of the Directors all the provisions of the Articles relating to the giving of notices by the Company to the Members shall apply mutatis mutandis.

30.6	The continuing Directors (or a sole continuing Director, as the case may be) may act notwithstanding any vacancy in their body, but if and so long as their number is reduced below the number fixed by or pursuant to the Articles as the necessary quorum of Directors the continuing Directors or Director may act for the purpose of increasing the number of Directors to be equal to such fixed number, or of summoning a general meeting of the Company, but for no other purpose.

30.7	The Directors may elect a chairman of their board and determine the period for which he is to hold office; but if no such chairman is elected, or if at any meeting the chairman is not present within five minutes after the time appointed for the meeting to commence, the Directors present may choose one of their number to be chairman of the meeting.

30.8	All acts done by any meeting of the Directors or of a committee of the Directors (including any person acting as an alternate Director) shall, notwithstanding that it is afterwards discovered that there was some defect in the appointment of any Director or alternate Director, and/or that they or any of them were disqualified, and/or had vacated their office and/or were not entitled to vote, be as valid as if every such person had been duly appointed and/or not disqualified to be a Director or alternate Director and/or had not vacated their office and/or had been entitled to vote, as the case may be.

30.9	A Director but not an alternate Director may be represented at any meetings of the board of Directors by a proxy appointed in writing by him. The proxy shall count towards the quorum and the vote of the proxy shall for all purposes be deemed to be that of the appointing Director.

31	Presumption of Assent

A Director or alternate Director who is present at a meeting of the board of Directors at which action on any Company matter is taken shall be presumed to have assented to the action taken unless his dissent shall be entered in the minutes of the meeting or unless he shall file his written dissent from such action with the person acting as the chairman or secretary of the meeting before the adjournment thereof or shall forward such dissent by registered post to such person immediately after the adjournment of the meeting. Such right to dissent shall not apply to a Director or alternate Director who voted in favour of such action.

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32	Directors’ Interests

32.1	A Director or alternate Director may hold any other office or place of profit under the Company (other than the office of Auditor) in conjunction with his office of Director for such period and on such terms as to remuneration and otherwise as the Directors may determine.

32.2	A Director or alternate Director may act by himself or by, through or on behalf of his firm in a professional capacity for the Company and he or his firm shall be entitled to remuneration for professional services as if he were not a Director or alternate Director.

32.3	A Director or alternate Director may be or become a director or other officer of or otherwise interested in any company promoted by the Company or in which the Company may be interested as a shareholder, a contracting party or otherwise, and no such Director or alternate Director shall be accountable to the Company for any remuneration or other benefits received by him as a director or officer of, or from his interest in, such other company.

32.4	No person shall be disqualified from the office of Director or alternate Director or prevented by such office from contracting with the Company, either as vendor, purchaser or otherwise, nor shall any such contract or any contract or transaction entered into by or on behalf of the Company in which any Director or alternate Director shall be in any way interested be or be liable to be avoided, nor shall any Director or alternate Director so contracting or being so interested be liable to account to the Company for any profit realised by or arising in connection with any such contract or transaction by reason of such Director or alternate Director holding office or of the fiduciary relationship thereby established. A Director (or his alternate Director in his absence) shall be at liberty to vote in respect of any contract or transaction in which he is interested provided that the nature of the interest of any Director or alternate Director in any such contract or transaction shall be disclosed by him at or prior to its consideration and any vote thereon.

32.5	A general notice that a Director or alternate Director is a shareholder, director, officer or employee of any specified firm or company and is to be regarded as interested in any transaction with such firm or company shall be sufficient disclosure for the purposes of voting on a resolution in respect of a contract or transaction in which he has an interest, and after such general notice it shall not be necessary to give special notice relating to any particular transaction.

33	Minutes

The Directors shall cause minutes to be made in books kept for the purpose of recording all appointments of officers made by the Directors, all proceedings at meetings of the Company or the holders of any class of Shares and of the Directors, and of committees of the Directors, including the names of the Directors or alternate Directors present at each meeting.

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34	Delegation of Directors’ Powers

34.1	The Directors may delegate any of their powers, authorities and discretions, including the power to sub-delegate, to any committee consisting of one or more Directors. They may also delegate to any managing director or any Director holding any other executive office such of their powers, authorities and discretions as they consider desirable to be exercised by him provided that an alternate Director may not act as managing director and the appointment of a managing director shall be revoked forthwith if he ceases to be a Director. Any such delegation may be made subject to any conditions the Directors may impose and either collaterally with or to the exclusion of their own powers and any such delegation may be revoked or altered by the Directors. Subject to any such conditions, the proceedings of a committee of Directors shall be governed by the Articles regulating the proceedings of Directors, so far as they are capable of applying.

34.2	The Directors may establish any committees, local boards or agencies or appoint any person to be a manager or agent for managing the affairs of the Company and may appoint any person to be a member of such committees, local boards or agencies. Any such appointment may be made subject to any conditions the Directors may impose, and either collaterally with or to the exclusion of their own powers and any such appointment may be revoked or altered by the Directors. Subject to any such conditions, the proceedings of any such committee, local board or agency shall be governed by the Articles regulating the proceedings of Directors, so far as they are capable of applying.

34.3	The Directors may by power of attorney or otherwise appoint any person to be the agent of the Company on such conditions as the Directors may determine, provided that the delegation is not to the exclusion of their own powers and may be revoked by the Directors at any time.

34.4	The Directors may by power of attorney or otherwise appoint any company, firm, person or body of persons, whether nominated directly or indirectly by the Directors, to be the attorney or authorised signatory of the Company for such purpose and with such powers, authorities and discretions (not exceeding those vested in or exercisable by the Directors under the Articles) and for such period and subject to such conditions as they may think fit, and any such powers of attorney or other appointment may contain such provisions for the protection and convenience of persons dealing with any such attorneys or authorised signatories as the Directors may think fit and may also authorise any such attorney or authorised signatory to delegate all or any of the powers, authorities and discretions vested in him.

34.5	The Directors may appoint such officers of the Company (including, for the avoidance of doubt and without limitation, any secretary) as they consider necessary on such terms, at such remuneration and to perform such duties, and subject to such provisions as to disqualification and removal as the Directors may think fit. Unless otherwise specified in the terms of his appointment an officer of the Company may be removed by resolution of the Directors or Members. An officer of the Company may vacate his office at any time if he gives notice in writing to the Company that he resigns his office.

35	Alternate Directors

35.1	Any Director (but not an alternate Director) may by writing appoint any other Director, or any other person willing to act, to be an alternate Director and by writing may remove from office an alternate Director so appointed by him.

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35.2	An alternate Director shall be entitled to receive notice of all meetings of Directors and of all meetings of committees of Directors of which his appointor is a member, to attend and vote at every such meeting at which the Director appointing him is not personally present, to sign any written resolution of the Directors, and generally to perform all the functions of his appointor as a Director in his absence.

35.3	An alternate Director shall cease to be an alternate Director if his appointor ceases to be a Director.

35.4	Any appointment or removal of an alternate Director shall be by notice to the Company signed by the Director making or revoking the appointment or in any other manner approved by the Directors.

35.5	Subject to the provisions of the Articles, an alternate Director shall be deemed for all purposes to be a Director and shall alone be responsible for his own acts and defaults and shall not be deemed to be the agent of the Director appointing him.

36	No Minimum Shareholding

The Company in general meeting may fix a minimum shareholding required to be held by a Director, but unless and until such a shareholding qualification is fixed a Director is not required to hold Shares.

37	Remuneration of Directors

37.1	The remuneration to be paid to the Directors, if any, shall be such remuneration as the Directors shall determine. The Directors shall also be entitled to be paid all travelling, hotel and other expenses properly incurred by them in connection with their attendance at meetings of Directors or committees of Directors, or general meetings of the Company, or separate meetings of the holders of any class of Shares or debentures of the Company, or otherwise in connection with the business of the Company or the discharge of their duties as a Director, or to receive a fixed allowance in respect thereof as may be determined by the Directors, or a combination partly of one such method and partly the other.

37.2	The Directors may by resolution approve additional remuneration to any Director for any services which in the opinion of the Directors go beyond his ordinary routine work as a Director. Any fees paid to a Director who is also counsel, attorney or solicitor to the Company, or otherwise serves it in a professional capacity shall be in addition to his remuneration as a Director.

38	Seal

38.1	The Company may, if the Directors so determine, have a Seal. The Seal shall only be used by the authority of the Directors or of a committee of the Directors authorised by the Directors. Every instrument to which the Seal has been affixed shall be signed by at least one person who shall be either a Director or some officer of the Company or other person appointed by the Directors for the purpose.

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38.2	The Company may have for use in any place or places outside the Cayman Islands a duplicate Seal or Seals each of which shall be a facsimile of the common Seal of the Company and, if the Directors so determine, with the addition on its face of the name of every place where it is to be used.

38.3	A Director or officer, representative or attorney of the Company may without further authority of the Directors affix the Seal over his signature alone to any document of the Company required to be authenticated by him under seal or to be filed with the Registrar of Companies in the Cayman Islands or elsewhere wheresoever.

39	Dividends, Distributions and Reserve

39.1	Subject to the Statute and this Article and except as otherwise provided by the rights attached to any Shares, the Directors may resolve to pay Dividends and other distributions on Shares in issue and authorise payment of the Dividends or other distributions out of the funds of the Company lawfully available therefor. A Dividend shall be deemed to be an interim Dividend unless the terms of the resolution pursuant to which the Directors resolve to pay such Dividend specifically state that such Dividend shall be a final Dividend. No Dividend or other distribution shall be paid except out of the realised or unrealised profits of the Company, out of the share premium account or as otherwise permitted by law.

39.2	Except as otherwise provided by the rights attached to any Shares, all Dividends and other distributions shall be paid according to the par value of the Shares that a Member holds. If any Share is issued on terms providing that it shall rank for Dividend as from a particular date, that Share shall rank for Dividend accordingly.

39.3	The Directors may deduct from any Dividend or other distribution payable to any Member all sums of money (if any) then payable by him to the Company on account of calls or otherwise.

39.4	The Directors may resolve that any Dividend or other distribution be paid wholly or partly by the distribution of specific assets and in particular (but without limitation) by the distribution of shares, debentures, or securities of any other company or in any one or more of such ways and where any difficulty arises in regard to such distribution, the Directors may settle the same as they think expedient and in particular may issue fractional Shares and may fix the value for distribution of such specific assets or any part thereof and may determine that cash payments shall be made to any Members upon the basis of the value so fixed in order to adjust the rights of all Members and may vest any such specific assets in trustees in such manner as may seem expedient to the Directors.

39.5	Except as otherwise provided by the rights attached to any Shares, Dividends and other distributions may be paid in any currency. The Directors may determine the basis of conversion for any currency conversions that may be required and how any costs involved are to be met.

39.6	The Directors may, before resolving to pay any Dividend or other distribution, set aside such sums as they think proper as a reserve or reserves which shall, at the discretion of the Directors, be applicable for any purpose of the Company and pending such application may, at the discretion of the Directors, be employed in the business of the Company.

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39.7	Any Dividend, other distribution, interest or other monies payable in cash in respect of Shares may be paid by wire transfer to the holder or by cheque or warrant sent through the post directed to the registered address of the holder or, in the case of joint holders, to the registered address of the holder who is first named on the Register of Members or to such person and to such address as such holder or joint holders may in writing direct. Every such cheque or warrant shall be made payable to the order of the person to whom it is sent. Any one of two or more joint holders may give effectual receipts for any Dividends, other distributions, bonuses, or other monies payable in respect of the Share held by them as joint holders.

39.8	No Dividend or other distribution shall bear interest against the Company.

39.9	Any Dividend or other distribution which cannot be paid to a Member and/or which remains unclaimed after six months from the date on which such Dividend or other distribution becomes payable may, in the discretion of the Directors, be paid into a separate account in the Company’s name, provided that the Company shall not be constituted as a trustee in respect of that account and the Dividend or other distribution shall remain as a debt due to the Member. Any Dividend or other distribution which remains unclaimed after a period of six years from the date on which such Dividend or other distribution becomes payable shall be forfeited and shall revert to the Company.

40	Capitalisation

The Directors may at any time capitalise any sum standing to the credit of any of the Company’s reserve accounts or funds (including the share premium account and capital redemption reserve fund) or any sum standing to the credit of the profit and loss account or otherwise available for distribution; appropriate such sum to Members in the proportions in which such sum would have been divisible amongst such Members had the same been a distribution of profits by way of Dividend or other distribution; and apply such sum on their behalf in paying up in full unissued Shares for allotment and distribution credited as fully paid-up to and amongst them in the proportion aforesaid. In such event the Directors shall do all acts and things required to give effect to such capitalisation, with full power given to the Directors to make such provisions as they think fit in the case of Shares becoming distributable in fractions (including provisions whereby the benefit of fractional entitlements accrue to the Company rather than to the Members concerned). The Directors may authorise any person to enter on behalf of all of the Members interested into an agreement with the Company providing for such capitalisation and matters incidental or relating thereto and any agreement made under such authority shall be effective and binding on all such Members and the Company.

41	Books of Account

41.1	The Directors shall cause proper books of account (including, where applicable, material underlying documentation including contracts and invoices) to be kept with respect to all sums of money received and expended by the Company and the matters in respect of which the receipt or expenditure takes place, all sales and purchases of goods by the Company and the assets and liabilities of the Company. Such books of account must be retained for a minimum period of five years from the date on which they are prepared. Proper books shall not be deemed to be kept if there are not kept such books of account as are necessary to give a true and fair view of the state of the Company’s affairs and to explain its transactions.

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41.2	The Directors shall determine whether and to what extent and at what times and places and under what conditions or regulations the accounts and books of the Company or any of them shall be open to the inspection of Members not being Directors and no Member (not being a Director) shall have any right of inspecting any account or book or document of the Company except as conferred by Statute or authorised by the Directors or by the Company in general meeting.

41.3	The Directors may cause to be prepared and to be laid before the Company in general meeting profit and loss accounts, balance sheets, group accounts (if any) and such other reports and accounts as may be required by law.

42	Audit

42.1	The Directors may appoint an Auditor of the Company who shall hold office on such terms as the Directors determine.

42.2	Every Auditor of the Company shall have a right of access at all times to the books and accounts and vouchers of the Company and shall be entitled to require from the Directors and officers of the Company such information and explanation as may be necessary for the performance of the duties of the Auditor.

42.3	Auditors shall, if so required by the Directors, make a report on the accounts of the Company during their tenure of office at the next annual general meeting following their appointment in the case of a company which is registered with the Registrar of Companies as an ordinary company, and at the next extraordinary general meeting following their appointment in the case of a company which is registered with the Registrar of Companies as an exempted company, and at any other time during their term of office, upon request of the Directors or any general meeting of the Members.

43	Notices

43.1	Notices shall be in writing and may be given by the Company to any Member either personally or by sending it by courier, post, cable, telex, fax or e-mail to him or to his address as shown in the Register of Members (or where the notice is given by e-mail by sending it to the e-mail address provided by such Member). Any notice, if posted from one country to another, is to be sent by airmail.

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43.2	Where a notice is sent by courier, service of the notice shall be deemed to be effected by delivery of the notice to a courier company, and shall be deemed to have been received on the third day (not including Saturdays or Sundays or public holidays) following the day on which the notice was delivered to the courier. Where a notice is sent by post, service of the notice shall be deemed to be effected by properly addressing, pre paying and posting a letter containing the notice, and shall be deemed to have been received on the fifth day (not including Saturdays or Sundays or public holidays in the Cayman Islands) following the day on which the notice was posted. Where a notice is sent by cable, telex or fax, service of the notice shall be deemed to be effected by properly addressing and sending such notice and shall be deemed to have been received on the same day that it was transmitted. Where a notice is given by e-mail service shall be deemed to be effected by transmitting the e-mail to the e-mail address provided by the intended recipient and shall be deemed to have been received on the same day that it was sent, and it shall not be necessary for the receipt of the e-mail to be acknowledged by the recipient.

43.3	A notice may be given by the Company to the person or persons which the Company has been advised are entitled to a Share or Shares in consequence of the death or bankruptcy of a Member in the same manner as other notices which are required to be given under the Articles and shall be addressed to them by name, or by the title of representatives of the deceased, or trustee of the bankrupt, or by any like description at the address supplied for that purpose by the persons claiming to be so entitled, or at the option of the Company by giving the notice in any manner in which the same might have been given if the death or bankruptcy had not occurred.

43.4	Notice of every general meeting shall be given in any manner authorised by the Articles to every holder of Shares carrying an entitlement to receive such notice on the record date for such meeting except that in the case of joint holders the notice shall be sufficient if given to the joint holder first named in the Register of Members and every person upon whom the ownership of a Share devolves by reason of his being a legal personal representative or a trustee in bankruptcy of a Member where the Member but for his death or bankruptcy would be entitled to receive notice of the meeting, and no other person shall be entitled to receive notices of general meetings.

44	Winding Up

44.1	If the Company shall be wound up the liquidator shall apply the assets of the Company in satisfaction of creditors’ claims in such manner and order as such liquidator thinks fit. Subject to the rights attaching to any Shares, in a winding up:

(a)	if the assets available for distribution amongst the Members shall be insufficient to repay the whole of the Company’s issued share capital, such assets shall be distributed so that, as nearly as may be, the losses shall be borne by the Members in proportion to the par value of the Shares held by them; or

(b)	if the assets available for distribution amongst the Members shall be more than sufficient to repay the whole of the Company’s issued share capital at the commencement of the winding up, the surplus shall be distributed amongst the Members in proportion to the par value of the Shares held by them at the commencement of the winding up subject to a deduction from those Shares in respect of which there are monies due, of all monies payable to the Company for unpaid calls or otherwise.

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44.2	If the Company shall be wound up the liquidator may, subject to the rights attaching to any Shares and with the approval of a Special Resolution of the Company and any other approval required by the Statute, divide amongst the Members in kind the whole or any part of the assets of the Company (whether such assets shall consist of property of the same kind or not) and may for that purpose value any assets and determine how the division shall be carried out as between the Members or different classes of Members. The liquidator may, with the like approval, vest the whole or any part of such assets in trustees upon such trusts for the benefit of the Members as the liquidator, with the like approval, shall think fit, but so that no Member shall be compelled to accept any asset upon which there is a liability.

45	Indemnity and Insurance

45.1	Every Director and officer of the Company (which for the avoidance of doubt, shall not include auditors of the Company), together with every former Director and former officer of the Company (each an “Indemnified Person”) shall be indemnified out of the assets of the Company against any liability, action, proceeding, claim, demand, costs, damages or expenses, including legal expenses, whatsoever which they or any of them may incur as a result of any act or failure to act in carrying out their functions other than such liability (if any) that they may incur by reason of their own actual fraud or wilful default. No Indemnified Person shall be liable to the Company for any loss or damage incurred by the Company as a result (whether direct or indirect) of the carrying out of their functions unless that liability arises through the actual fraud or wilful default of such Indemnified Person. No person shall be found to have committed actual fraud or wilful default under this Article unless or until a court of competent jurisdiction shall have made a finding to that effect.

45.2	The Company shall advance to each Indemnified Person reasonable attorneys’ fees and other costs and expenses incurred in connection with the defence of any action, suit, proceeding or investigation involving such Indemnified Person for which indemnity will or could be sought. In connection with any advance of any expenses hereunder, the Indemnified Person shall execute an undertaking to repay the advanced amount to the Company if it shall be determined by final judgment or other final adjudication that such Indemnified Person was not entitled to indemnification pursuant to this Article. If it shall be determined by a final judgment or other final adjudication that such Indemnified Person was not entitled to indemnification with respect to such judgment, costs or expenses, then such party shall not be indemnified with respect to such judgment, costs or expenses and any advancement shall be returned to the Company (without interest) by the Indemnified Person.

45.3	The Directors, on behalf of the Company, may purchase and maintain insurance for the benefit of any Director or other officer of the Company against any liability which, by virtue of any rule of law, would otherwise attach to such person in respect of any negligence, default, breach of duty or breach of trust of which such person may be guilty in relation to the Company.

46	Financial Year

Unless the Directors otherwise prescribe, the financial year of the Company shall end on 31st December in each year and, following the year of incorporation, shall begin on 1st January in each year.

47	Transfer by Way of Continuation

If the Company is exempted as defined in the Statute, it shall, subject to the provisions of the Statute and with the approval of a Special Resolution, have the power to register by way of continuation as a body corporate under the laws of any jurisdiction outside the Cayman Islands and to be deregistered in the Cayman Islands.

48	Mergers and Consolidations

The Company shall have the power to merge or consolidate with one or more other constituent companies (as defined in the Statute) upon such terms as the Directors may determine and (to the extent required by the Statute) with the approval of a Special Resolution.

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SHARE PURCHASE AGREEMENT

This Share Purchase Agreement (this “Agreement”) is made and entered into as of October 20, 2023 by and among (i) Shuibo Zhang (the “Purchaser”), a Chinese Citizen, with identification number as of _______; (ii) Hangzhou Jiuyao New Energy Automobile Technology Co. Ltd., a business company incorporated in PRC with limited liability (the “Company”) and (iii) Jiuzi Holdings Inc. (the “Seller”). The Purchaser, the Company and the Seller are sometimes referred to herein individually as a “Party” and, collectively, as the “Parties”.

RECITALS:

WHEREAS, the Seller owns 100% of the equity interests of the Company;

WHEREAS, the Purchaser is the chairman of the board of directors of the Seller and is therefore considered an Affiliate (hereinafter defined) of the Seller;

WHEREAS, the Seller desires to sell to the Purchaser, and the Purchaser desires to purchase from the Seller, 51% of the equity interests of the Company in exchange for $6,000 (the “Purchase Price”), subject to the terms and conditions set forth herein (the “Transaction”); and

NOW, THEREFORE, in consideration of the premises set forth above, which are incorporated in this Agreement as if fully set forth below, and the representations, warranties, covenants and agreements contained in this Agreement, and intending to be legally bound hereby, the Parties hereto agree as follows:

ARTICLE I

THE PURCHASE of EQUITY INTERESTS

1.1 Purchase and Sale of Equity Interests. At the Closing (as hereinafter defined) and subject to and upon the terms and conditions of this Agreement, the Seller shall sell, transfer, convey, assign and deliver to the Purchaser, and the Purchaser shall purchase, acquire and accept from the Seller, 51% the equity interests of the Company (the “Purchased Equity”), free and clear of all Liens (other than potential restrictions on resale under applicable securities Laws).

1.2 Consideration. At the Closing and subject to and upon the terms and conditions of this Agreement, the Shareholder shall deliver to the Seller the Purchase Price.

1.3 Company Shareholder Consent. Seller, as the majority shareholder of the Company, hereby approves, authorizes and consents to the Company’s execution and delivery of this Agreement and the Ancillary Documents, the performance by the Company of its obligations hereunder and thereunder and the consummation by the Company of the transactions contemplated hereby and thereby. Seller acknowledges and agrees that the consent set forth herein is intended and shall constitute such consent of the Seller as may be required (and shall, if applicable, operate as a written shareholder resolution of the Company) pursuant to the Organizational Documents of the Company, and any other agreement in respect of the Company to which the Seller is a party and all applicable Laws.

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ARTICLE II

CLOSING

2.1 Closing. Subject to the satisfaction or waiver of the conditions set forth in Article III, the consummation of the transactions contemplated by this Agreement (the “Closing”) shall take place at the offices of Hunter Taubman Fischer & Li LLC, 950 Third Avenue, 19th Floor, New York, NY 10022, on the first (1st) Business Day after all the closing conditions to this Agreement have been satisfied or waived at 10:00 a.m. local time, or at such other date, time or place as the Purchaser and the Company may agree (the date and time at which the Closing is actually held being the “Closing Date”).

ARTICLE III

CLOSING CONDITIONS

3.1 Conditions to Each Party’s Obligations. The obligations of each Party to consummate the transactions described herein shall be subject to the satisfaction or written waiver (where permissible) by the Seller and the Purchaser of the following conditions:

(a) Requisite Regulatory Approvals. All Consents required to be obtained from or made with any Governmental Authority in order to consummate the transactions contemplated by this Agreement shall have been obtained or made.

(b) No Law. No Governmental Authority shall have enacted, issued, promulgated, enforced or entered any Law (whether temporary, preliminary or permanent) or Order that is then in effect and which has the effect of making the transactions or agreements contemplated by this Agreement illegal or which otherwise prevents or prohibits consummation of the transactions contemplated by this Agreement.

(c) No Litigation. There shall not be any pending Action brought by a third-party non-Affiliate to enjoin or otherwise restrict the consummation of the Closing.

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3.2 Conditions to Obligations of the Company and the Seller. In addition to the conditions specified in Section 3.1, the obligations of the Company and the Seller to consummate the transactions contemplated by this Agreement are subject to the satisfaction or written waiver (by the Company and the Seller) of the following condition:

(a) Payment of Purchase Price. At the Closing, Purchaser shall deliver to Seller the Purchase Price by wire transfer or by check to the Seller in RMB, HK dollars or USD to a bank account designed by Seller.

(b) Valuation Report. Seller’s board of directors (the “Seller’s Board”) shall have received a valuation report from Shanghai Qian Yi Asset Appraisal Co., Ltd. (or such other financial advisor as approved by Board).

(c) Shareholders’ Approval. Seller’s shareholders shall approve the transaction contemplated by this Agreement.

(d) Audit Committee Approval. The Audit Committee of the Seller’s Board consisting solely of independent directors shall approve the transaction contemplated by this Agreement.

3.3 Conditions to Obligations of the Purchaser. In addition to the conditions specified in Section 3.1, the obligations of the Purchaser to consummate the transactions contemplated by this Agreement are subject to the satisfaction or written waiver (by the Purchaser) of the following conditions:

(a) Certificates and Transfer Instruments. The Purchaser shall have received from Seller certificate representing the Purchased Equity (or duly executed affidavits of lost certificates in form and substance reasonably acceptable to the Purchaser), together with executed instruments of transfer in respect of the Purchased Equity in favor of the Purchaser (or its nominee) and in form reasonably acceptable for transfer on the books of the Company.

3.4 Frustration of Conditions. Notwithstanding anything contained herein to the contrary, no Party may rely on the failure of any condition set forth in this Article III to be satisfied if such failure was caused by such the failure of such Party or its Affiliates to comply with or perform any of its covenants or obligations set forth in this Agreement.

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ARTICLE IV

PURCHASER REPRESENTATIONS AND WARRANTIES

Purchaser hereby jointly and severally represent and warrant to the Seller as follows:

4.1 Intentionally Omitted.

4.2 Authorization; Binding Agreement. The Purchaser has all requisite corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby (a) have been duly and validly authorized and (b) no other corporate proceedings, other than as set forth elsewhere in the Agreement, are necessary to authorize the execution and delivery of this Agreement or to consummate the transactions contemplated hereby. This Agreement has been, and shall be when delivered, duly and validly executed and delivered by the Purchaser, assuming the due authorization, execution and delivery of this Agreement by the other parties hereto, and constitutes, or when delivered shall constitute, the valid and binding obligation of the Purchaser, enforceable against the Purchaser in accordance with its terms, except to the extent that enforceability thereof may be limited by applicable bankruptcy, insolvency, reorganization and moratorium laws and other laws of general application affecting the enforcement of creditors’ rights generally or by any applicable statute of limitation or by any valid defense of set-off or counterclaim, and the fact that equitable remedies or relief (including the remedy of specific performance) are subject to the discretion of the court from which such relief may be sought (collectively, the “Enforceability Exceptions”).

4.3 Governmental Approvals. No Consent of or with any Governmental Authority, on the part of the Purchaser is required to be obtained or made in connection with the execution, delivery or performance of this Agreement or the consummation of the transactions contemplated hereby, other than (a) such filings as may be required in any jurisdiction in which such Party is qualified or authorized to do business as a foreign corporation in order to maintain such qualification or authorization, (b) such filings as contemplated by this Agreement, (c) any filings required with NASDAQ with respect to the transactions contemplated by this Agreement, or (d) applicable requirements, if any, of the Securities Act of 1933, as amended (the “Securities Act”), the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and/ or any state “blue sky” securities laws, and the rules and regulations thereunder.

4.4 Non-Contravention. The execution and delivery by the Purchaser of this Agreement and the consummation of the transactions contemplated hereby, and compliance with any of the provisions hereof, will not (a) conflict with or violate any provision of the Organizational Documents of such Party (if any), (b) conflict with or violate any Law, Order or Consent applicable to such Party or any of its properties or assets, or (c) (i) violate, conflict with or result in a breach of, (ii) constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) under, (iii) result in the termination, withdrawal, suspension, cancellation or modification of, (iv) accelerate the performance required by such Party under, (v) result in a right of termination or acceleration under, (vi) give rise to any obligation to make payments or provide compensation under, (vii) result in the creation of any Lien upon any of the properties or assets of such Party under, (viii) give rise to any obligation to obtain any third party consent or provide any notice to any Person or (ix) give any Person the right to declare a default, exercise any remedy, claim a rebate, chargeback, penalty or change in delivery schedule, accelerate the maturity or performance, cancel, terminate or modify any right, benefit, obligation or other term under, any of the terms, conditions or provisions of, any material contract of such Party.

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ARTICLE V

COMPANY REPRESENTATIONS AND WARRANTIES

The Company hereby represents and warrants to the Purchaser as follows:

5.1 Due Organization and Good Standing. The Company is a business company duly incorporated, validly existing and in good standing under the Laws of PRC.

5.2 Authorization; Binding Agreement. The Company has all requisite corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby (a) have been duly and validly authorized and (b) no other corporate proceedings, other than as set forth elsewhere in the Agreement, are necessary to authorize the execution and delivery of this Agreement or to consummate the transactions contemplated hereby. This Agreement has been, and shall be when delivered, duly and validly executed and delivered by the Company, assuming the due authorization, execution and delivery of this Agreement by the other parties hereto, and constitutes, or when delivered shall constitute, the valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except to the extent that enforceability thereof may be limited by the Enforceability Exceptions.

5.3 Governmental Approvals. No Consent of or with any Governmental Authority, on the part of the Company is required to be obtained or made in connection with the execution, delivery or performance of this Agreement or the consummation of the transactions contemplated hereby and thereby, other than (a) such filings as may be required in any jurisdiction in which the Company is qualified or authorized to do business as a foreign corporation in order to maintain such qualification or authorization, (b) such filings as contemplated by this Agreement, (c) any filings required with NASDAQ with respect to the transactions contemplated by this Agreement, or (d) applicable requirements, if any, of the Securities Act, the Exchange Act and/ or any state “blue sky” securities laws, and the rules and regulations thereunder.

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5.4 Non-Contravention. The execution and delivery by the Company of this Agreement and the consummation of the transactions contemplated hereby, and compliance with any of the provisions hereof, will not (a) conflict with or violate any provision of the Organizational Documents of the Company (if any), (b) conflict with or violate any Law, Order or Consent applicable to the Company or any of its properties or assets, or (c) (i) violate, conflict with or result in a breach of, (ii) constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) under, (iii) result in the termination, withdrawal, suspension, cancellation or modification of, (iv) accelerate the performance required by the Company under, (v) result in a right of termination or acceleration under, (vi) give rise to any obligation to make payments or provide compensation under, (vii) result in the creation of any Lien upon any of the properties or assets of the Company under, (viii) give rise to any obligation to obtain any third party consent or provide any notice to any Person or (ix) give any Person the right to declare a default, exercise any remedy, claim a rebate, chargeback, penalty or change in delivery schedule, accelerate the maturity or performance, cancel, terminate or modify any right, benefit, obligation or other term under, any of the terms, conditions or provisions of, any material contract of the Company.

ARTICLE VI

TERMINATION AND EXPENSES

6.1 Termination. This Agreement may be terminated and the transactions contemplated hereby may be abandoned at any time prior to the Closing as follows:

(a) by mutual written consent of the Purchaser and the Seller; or

(b) by written notice by either the Purchaser or the Seller if a Governmental Authority of competent jurisdiction shall have issued an Order or taken any other action permanently restraining, enjoining or otherwise prohibiting the transactions contemplated by this Agreement, and such Order or other action has become final and non-appealable; provided, however, that the right to terminate this Agreement pursuant to this Section 6.1(b) shall not be available to a Party if the failure by such Party or its Affiliates to comply with any provision of this Agreement has been a substantial cause of, or substantially resulted in, such action by such Governmental Authority.

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6.2 Effect of Termination. This Agreement may only be terminated in the circumstances described in Section 6.1 and pursuant to a written notice delivered by the applicable Party to the other applicable Parties, which sets forth the basis for such termination, including the provision of Section 6.1 under which such termination is made. In the event of the valid termination of this Agreement pursuant to Section 6.1, this Agreement shall forthwith become void, and there shall be no Liability on the part of any Party or any of their respective Representatives, and all rights and obligations of each Party shall cease, and nothing herein shall relieve any Party from Liability for any willful breach of any representation, warranty, covenant or obligation under this Agreement or any Fraud Claim against such Party, in either case, prior to termination of this Agreement. Without limiting the foregoing, and except as provided in this Article VI, the Parties’ sole right prior to the Closing with respect to any breach of any representation, warranty, covenant or other agreement contained in this Agreement by another Party or with respect to the transactions contemplated by this Agreement shall be the right, if applicable, to terminate this Agreement pursuant to Section 6.1.

6.3 Fees and Expenses. All Expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the Party incurring such expenses. As used in this Agreement, “Expenses” shall include all out-of-pocket expenses (including all fees and expenses of counsel, accountants, investment bankers, financial advisors, financing sources, experts and consultants to a Party hereto or any of its Affiliates) incurred by a Party or on its behalf in connection with or related to the authorization, preparation, negotiation, execution or performance of this Agreement or any Ancillary Document related hereto and all other matters related to the consummation of this Agreement.

ARTICLE VII

RELEASES

7.1 Release and Covenant Not to Sue. Effective as of the Closing, to the fullest extent permitted by applicable Law, the Purchaser, on behalf of itself and its Affiliates, respectively (the “Releasing Persons”), will release and discharge the Seller from and against any and all Actions, obligations, agreements, debts and Liabilities whatsoever, whether known or unknown, both at law and in equity, which such Releasing Person now has, has ever had or may hereafter have against the Seller arising on or prior to the Closing Date or on account of or arising out of any matter occurring on or prior to the Closing Date, including any rights to indemnification or reimbursement from Seller, whether pursuant to its Organizational Documents, Contract or otherwise, and whether or not relating to claims pending on, or asserted after, the Closing Date. From and after the Closing, each Releasing Person hereby irrevocably covenants to refrain from, directly or indirectly, asserting any Action, or commencing or causing to be commenced, any Action of any kind against the Seller or its Affiliates, based upon any matter purported to be released hereby. Notwithstanding anything herein to the contrary, the releases and restrictions set forth herein shall not apply to any claims a Releasing Person may have against any party pursuant to the terms and conditions of this Agreement or any Ancillary Document.

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ARTICLE VIII

SURVIVAL AND INDEMNIFICATION

8.1 Survival. All representations and warranties of the Purchaser contained in this Agreement (including all schedules and exhibits hereto and all certificates, documents, instruments and undertakings furnished pursuant to this Agreement) shall survive the Closing through and until the second (2nd) anniversary of the Closing Date; provided, however, that the representations and warranties contained in Sections 4.1 (Due Organization and Good Standing), 4.2 (Authorization; Binding Agreement) and 4.6 (Ownership), shall survive indefinitely. Additionally, Fraud Claims against the Purchaser or Shareholder shall survive indefinitely. If written notice of a claim for breach of any representation or warranty has been given before the applicable date when such representation or warranty no longer survives in accordance with this Section 8.1, then the relevant representations and warranties shall survive as to such claim, until the claim has been finally resolved. All covenants, obligations and agreements of the Purchaser contained in this Agreement (including all schedules and exhibits hereto and all certificates, documents, instruments and undertakings furnished pursuant to this Agreement), including any indemnification obligations, shall survive the Closing and continue until fully performed in accordance with their terms. For the avoidance of doubt, a claim for indemnification under any subsection of Section 8.2 other than clauses (i) or (ii) thereof may be made at any time.

8.2 Indemnification by the Purchaser. Subject to the terms and conditions of this Article VIII, from and after the Closing, the Purchaser and their respective successors and assigns (with respect to any claim made under this Section 8.2, the “Indemnifying Parties”) will jointly and severally indemnify, defend and hold harmless the Seller and its Affiliates and their respective officers, directors, managers, employees, successors and permitted assigns (with respect to any claim made under this Section 8.2, the “Indemnified Parties”) from and against any and all losses, Actions, Orders, Liabilities, damages (including consequential damages), diminution in value, Taxes, interest, penalties, Liens, amounts paid in settlement, costs and expenses (including reasonable expenses of investigation and court costs and reasonable attorneys’ fees and expenses), (any of the foregoing, a “Loss”) paid, suffered or incurred by, or imposed upon, any Indemnified Party to the extent arising in whole or in part out of or resulting directly or indirectly from (whether or not involving a Third Party Claim): (i) the breach of any representation or warranty made by the Purchaser or Shareholder set forth in this Agreement or in any certificate delivered by the Purchaser or Shareholder pursuant to this Agreement; (ii) the breach of any covenant or agreement on the part of Purchaser or Shareholder set forth in this Agreement or in any certificate delivered by Purchaser or Shareholder pursuant to this Agreement; (iii) any Action by Person(s) who were holders of equity securities of the Seller, including options, warrants, convertible debt or other convertible securities or other rights to acquire equity securities of the Seller, prior to the Closing arising out of the sale, purchase, termination, cancellation, expiration, redemption or conversion of any such securities; or (iv) any Fraud Claims.

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8.3 Limitations and General Indemnification Provisions.

(a) Solely for purposes of determining the amount of Losses under this Article VIII (and, for the avoidance of doubt, not for purposes of determining whether there has been a breach giving rise to the indemnification claim), all of the representations, warranties and covenants set forth in this Agreement (including the disclosure schedules hereto) or any Ancillary Document that are qualified by materiality or words of similar import or effect will be deemed to have been made without any such qualification.

(b) No investigation or knowledge by an Indemnified Party its Representatives of a breach of a representation, warranty, covenant or agreement of an Indemnifying Party shall affect the representations, warranties, covenants and agreements of the Indemnifying Party or the recourse available to the Indemnified Parties under any provision of this Agreement, including this Article VIII, with respect thereto.

(c) The amount of any Losses suffered or incurred by any Indemnified Party shall be reduced by the amount of any insurance proceeds paid to the Indemnified Party or any Affiliate thereof as a reimbursement with respect to such Losses (and no right of subrogation shall accrue to any insurer hereunder, except to the extent that such waiver of subrogation would prejudice any applicable insurance coverage), net of the costs of collection and the increases in insurance premiums resulting from such Loss or insurance payment.

8.4 Indemnification Procedures.

(a) In order to make a claim for indemnification hereunder, the Seller must provide written notice (a “Claim Notice”) of such claim to the Indemnifying Parties, which Claim Notice shall include (i) a reasonable description of the facts and circumstances which relate to the subject matter of such indemnification claim to the extent then known and (ii) the amount of Losses suffered by the Indemnified Party in connection with the claim to the extent known or reasonably estimable (provided, that the Seller may thereafter in good faith adjust the amount of Losses with respect to the claim by providing a revised Claim Notice to Indemnifying Parties).

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(c) In the case of any claim for indemnification under this Article VIII arising from a claim of a third party (including any Governmental Authority) (a “Third Party Claim”), the Seller must give a Claim Notice with respect to such Third Party Claim to the Indemnifying Parties promptly (but in no event later than thirty (30) days) after the Indemnified Party’s receipt of notice of such Third Party Claim; provided, that the failure to give such notice will not relieve the Indemnifying Party of its indemnification obligations except to the extent that the defense of such Third Party Claim is materially and irrevocably prejudiced by the failure to give such notice. The Indemnifying Parties will have the right to defend and to direct the defense against any such Third Party Claim, at its expense and with counsel selected by Indemnifying Parties, unless (i) the Indemnifying Parties fails to acknowledge fully to the Seller the obligations of the Indemnifying Parties to such Indemnified Party within twenty (20) days after receiving notice of such Third Party Claim or contests, in whole or in part, its indemnification obligations therefor or (ii) at any time while such Third Party Claim is pending, (A) there is a conflict of interest between the Indemnifying Parties and the Seller in the conduct of such defense, (B) the applicable third party alleges a Fraud Claim or (C) such claim is criminal in nature, could reasonably be expected to lead to criminal proceedings, or seeks an injunction or other equitable relief against the Indemnified Parties. If the Indemnifying Parties elects, and is entitled, to compromise or defend such Third Party Claim, it will within twenty (20) days (or sooner, if the nature of the Third Party Claim so requires) notify the Seller of its intent to do so, and Indemnifying Parties and the Indemnified Party will, at the request and expense of Indemnifying Parties, cooperate in the defense of such Third Party Claim. If Indemnifying Parties elects not to, or at any time is not entitled under this Section 8.4 to, compromise or defend such Third Party Claim, fails to notify the Seller of its election as herein provided or refuses to acknowledge or contests its obligation to indemnify under this Agreement, the Seller may pay, compromise or defend such Third Party Claim. Notwithstanding anything to the contrary contained herein, the Indemnifying Parties will have no indemnification obligations with respect to any such Third Party Claim which is settled by the Indemnified Party or the Seller without the prior written consent of Indemnifying Parties (which consent will not be unreasonably withheld, delayed or conditioned); provided, however, that notwithstanding the foregoing, the Indemnified Party will not be required to refrain from paying any Third Party Claim which has matured by a final, non-appealable Order, nor will it be required to refrain from paying any Third Party Claim where the delay in paying such claim would result in the foreclosure of a Lien upon any of the property or assets then held by the Indemnified Party or where any delay in payment would cause the Indemnified Party material economic loss. The Indemnifying Parties’ right to direct the defense will include the right to compromise or enter into an agreement settling any Third Party Claim; provided, that no such compromise or settlement will obligate the Indemnified Party to agree to any settlement that requires the taking or restriction of any action (including the payment of money and competition restrictions) by the Indemnified Party other than the execution of a release for such Third Party Claim and/or agreeing to be subject to customary confidentiality obligations in connection therewith, except with the prior written consent of the Seller (such consent to be withheld, conditioned or delayed only for a good faith reason). Notwithstanding the Indemnifying Parties’ right to compromise or settle in accordance with the immediately preceding sentence, Indemnifying Parties may not settle or compromise any Third Party Claim over the objection of the Seller; provided, however, that consent by the Seller to settlement or compromise will not be unreasonably withheld, delayed or conditioned. The Seller will have the right to participate in the defense of any Third Party Claim with counsel selected by it subject to the Indemnifying Parties’ right to direct the defense.

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(d) With respect to any direct indemnification claim that is not a Third Party Claim, the Indemnifying Parties will have a period of thirty (30) days after receipt of the Claim Notice to respond thereto. If Indemnifying Parties does not respond within such thirty (30) days, Indemnifying Parties on behalf of Indemnifying Parties will be deemed to have accepted responsibility for the Losses set forth in such Claim Notice subject to the limitations on indemnification set forth in this Article VIII and will have no further right to contest the validity of such Claim Notice. If Indemnifying Parties responds within such thirty (30) days after the receipt of the Claim Notice and rejects such claim in whole or in part, the Seller will be free to pursue such remedies as may be available under this Agreement, any Ancillary Documents or applicable Law.

8.5 Exclusive Remedy. From and after the Closing, except with respect to Fraud Claims related to the negotiation or execution of this Agreement or claims seeking injunctions or specific strict performance, indemnification pursuant to this Article VIII shall be the sole and exclusive remedy for the Parties with respect to matters arising under this Agreement of any kind or nature, including for any misrepresentation or breach of any warranty, covenant, or other provision contained in this Agreement or in any certificate or instrument delivered pursuant to this Agreement or otherwise relating to the subject matter of this Agreement, including the negotiation and discussion thereof.

ARTICLE IX

MISCELLANEOUS

9.1 Notices. All notices, consents, waivers and other communications hereunder shall be in writing and shall be deemed to have been duly given when delivered (i) in person, (ii) by facsimile or other electronic means, with affirmative confirmation of receipt, (iii) one Business Day after being sent, if sent by reputable, nationally recognized overnight courier service or (iv) three (3) Business Days after being mailed, if sent by registered or certified mail, pre-paid and return receipt requested, in each case to the applicable Party at the following addresses (or at such other address for a Party as shall be specified by like notice):

If to the Sellers:

Jiuzi Holdings Inc.

Address: No.168 Qianjiang Nongchang Gengwen Road, 15th Floor, Economic and Technological Development Zone, Xiaoshan District, Hangzhou City, Zhejiang Province, China 212300

Attn: Mr. Feng Shao

With a copy to:	Hunter Taubman Fischer & Li LLC 950 Third Avenue, 19th Floor New York, New York 10022 Fax: 212-202-6380 Attn.: Joan Wu, Esq.
If to the Purchaser:

Shuibo Zhang

Address: No.168 Qianjiang Nongchang Gengwen Road, 15th Floor, Economic and Technological Development Zone, Xiaoshan District, Hangzhou City, Zhejiang Province, China 212300

Attn: Mr. Bo Bai

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9.2 Binding Effect; Assignment. This Agreement and all of the provisions hereof shall be binding upon and inure to the benefit of the Parties hereto and their respective successors and permitted assigns. This Agreement shall not be assigned by operation of Law or otherwise without the prior written consent of the Purchaser and the Seller, and any assignment without such consent shall be null and void; provided that no such assignment shall relieve the assigning Party of its obligations hereunder.

9.3 Third Parties. Nothing contained in this Agreement or in any instrument or document executed by any party in connection with the transactions contemplated hereby shall create any rights in, or be deemed to have been executed for the benefit of, any Person that is not a Party hereto or thereto or a successor or permitted assign of such a Party.

9.4 Arbitration. Any and all disputes, controversies and claims (other than applications for a temporary restraining order, preliminary injunction, permanent injunction or other equitable relief or application for enforcement of a resolution under this Section 9.4) arising out of, related to, or in connection with this Agreement or the transactions contemplated hereby (a “Dispute”) shall be governed by this Section 9.4. A party must, in the first instance, provide written notice of any Disputes to the other parties subject to such Dispute, which notice must provide a reasonably detailed description of the matters subject to the Dispute. The parties involved in such Dispute shall seek to resolve the Dispute on an amicable basis within ten (10) Business Days of the notice of such Dispute being received by such other parties subject to such Dispute; the “Resolution Period”); provided, that if any Dispute would reasonably be expected to have become moot or otherwise irrelevant if not decided within sixty (60) days after the occurrence of such Dispute, then there shall be no Resolution Period with respect to such Dispute. Any Dispute that is not resolved during the Resolution Period may immediately be referred to and finally resolved by arbitration pursuant to the then-existing Expedited Procedures of the Commercial Arbitration Rules (the “AAA Procedures”) of the American Arbitration Association (the “AAA”). Any party involved in such Dispute may submit the Dispute to the AAA to commence the proceedings after the Resolution Period. To the extent that the AAA Procedures and this Agreement are in conflict, the terms of this Agreement shall control. The arbitration shall be conducted by one arbitrator nominated by the AAA promptly (but in any event within five (5) Business Days) after the submission of the Dispute to the AAA and reasonably acceptable to each party subject to the Dispute, which arbitrator shall be a commercial lawyer with substantial experience arbitrating disputes under acquisition agreements. The arbitrator shall accept his or her appointment and begin the arbitration process promptly (but in any event within five (5) Business Days) after his or her nomination and acceptance by the parties subject to the Dispute. The proceedings shall be streamlined and efficient. The arbitrator shall decide the Dispute in accordance with the substantive law of the State of New York. Time is of the essence. Each party shall submit a proposal for resolution of the Dispute to the arbitrator within twenty (20) days after confirmation of the appointment of the arbitrator. The arbitrator shall have the power to order any party to do, or to refrain from doing, anything consistent with this Agreement, the Ancillary Documents and applicable Law, including to perform its contractual obligation(s); provided, that the arbitrator shall be limited to ordering pursuant to the foregoing power (and, for the avoidance of doubt, shall order) the relevant party (or parties, as applicable) to comply with only one or the other of the proposals. The arbitrator’s award shall be in writing and shall include a reasonable explanation of the arbitrator’s reason(s) for selecting one or the other proposal. The seat of arbitration shall be in New York County, State of New York. The language of the arbitration shall be English.

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9.5 Governing Law; Jurisdiction. This Agreement shall be governed by, construed and enforced in accordance with the Laws of the State of New York without regard to the conflict of laws principles thereof. Subject to Section 9.4, all Actions arising out of or relating to this Agreement shall be heard and determined exclusively in any state or federal court located in New York, New York (or in any court in which appeal from such courts may be taken) (the “Specified Courts”). Subject to Section 9.4, each Party hereto hereby (a) submits to the exclusive jurisdiction of any Specified Court for the purpose of any Action arising out of or relating to this Agreement brought by any Party hereto and (b) irrevocably waives, and agrees not to assert by way of motion, defense or otherwise, in any such Action, any claim that it is not subject personally to the jurisdiction of the above-named courts, that its property is exempt or immune from attachment or execution, that the Action is brought in an inconvenient forum, that the venue of the Action is improper, or that this Agreement or the transactions contemplated hereby may not be enforced in or by any Specified Court. Each Party agrees that a final judgment in any Action shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Law. Each Party irrevocably consents to the service of the summons and complaint and any other process in any other action or proceeding relating to the transactions contemplated by this Agreement, on behalf of itself, or its property, by personal delivery of copies of such process to such Party at the applicable address set forth in Section .1. Nothing in this Section 9.5 shall affect the right of any Party to serve legal process in any other manner permitted by Law.

9.6 WAIVER OF JURY TRIAL. EACH OF THE PARTIES HERETO HEREBY WAIVES TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY WITH RESPECT TO ANY ACTION DIRECTLY OR INDIRECTLY ARISING OUT OF, UNDER OR IN CONNECTION WITH THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY. EACH PARTY HERETO (A) CERTIFIES THAT NO REPRESENTATIVE OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF ANY ACTION, SEEK TO ENFORCE THAT FOREGOING WAIVER AND (B) ACKNOWLEDGES THAT IT AND THE OTHER PARTIES HERETO HAVE BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 9.6.

9.7 Specific Performance. Each Party acknowledges that the rights of each Party to consummate the transactions contemplated hereby are unique, recognizes and affirms that in the event of a breach of this Agreement by any Party, money damages may be inadequate and the non-breaching Parties may have not adequate remedy at law, and agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed by an applicable Party in accordance with their specific terms or were otherwise breached. Accordingly, each Party shall be entitled to seek an injunction or restraining order to prevent breaches of this Agreement and to seek to enforce specifically the terms and provisions hereof, without the requirement to post any bond or other security or to prove that money damages would be inadequate, this being in addition to any other right or remedy to which such Party may be entitled under this Agreement, at law or in equity.

9.8 Severability. In case any provision in this Agreement shall be held invalid, illegal or unenforceable in a jurisdiction, such provision shall be modified or deleted, as to the jurisdiction involved, only to the extent necessary to render the same valid, legal and enforceable, and the validity, legality and enforceability of the remaining provisions hereof shall not in any way be affected or impaired thereby nor shall the validity, legality or enforceability of such provision be affected thereby in any other jurisdiction. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties will substitute for any invalid, illegal or unenforceable provision a suitable and equitable provision that carries out, so far as may be valid, legal and enforceable, the intent and purpose of such invalid, illegal or unenforceable provision.

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9.9 Amendment. This Agreement may be amended, supplemented or modified only by execution of a written instrument signed by the Purchaser and the Seller.

9.10 Waiver. The Purchaser on behalf of itself and its Affiliates, the Company on behalf of itself and its Affiliates, and the Seller on behalf of itself, may in its sole discretion (i) extend the time for the performance of any obligation or other act of any other non-Affiliated Party hereto, (ii) waive any inaccuracy in the representations and warranties by such other non-Affiliated Party contained herein or in any document delivered pursuant hereto and (iii) waive compliance by such other non-Affiliated Party with any covenant or condition contained herein. Any such extension or waiver shall be valid only if set forth in an instrument in writing signed by the Party or Parties to be bound thereby. Notwithstanding the foregoing, no failure or delay by a Party in exercising any right hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise of any other right hereunder.

9.11 Entire Agreement. This Agreement and the documents or instruments referred to herein, including any exhibits, annexes and schedules attached hereto, which exhibits, annexes and schedules are incorporated herein by reference, embody the entire agreement and understanding of the Parties hereto in respect of the subject matter contained herein. There are no restrictions, promises, representations, warranties, covenants or undertakings, other than those expressly set forth or referred to herein or the documents or instruments referred to herein, which collectively supersede all prior agreements and the understandings among the Parties with respect to the subject matter contained herein.

9.12 Interpretation. The table of contents and the Article and Section headings contained in this Agreement are solely for the purpose of reference, are not part of the agreement of the Parties and shall not in any way affect the meaning or interpretation of this Agreement. In this Agreement, unless the context otherwise requires: (a) any pronoun used in this Agreement shall include the corresponding masculine, feminine or neuter forms, and words in the singular, including any defined terms, include the plural and vice versa; (b) reference to any Person includes such Person’s successors and assigns but, if applicable, only if such successors and assigns are permitted by this Agreement, and reference to a Person in a particular capacity excludes such Person in any other capacity; (c) any accounting term used and not otherwise defined in this Agreement or any Ancillary Document has the meaning assigned to such term in accordance with GAAP; (d) “including” (and with correlative meaning “include”) means including without limiting the generality of any description preceding or succeeding such term and shall be deemed in each case to be followed by the words “without limitation”; (e) the words “herein,” “hereto,” and “hereby” and other words of similar import in this Agreement shall be deemed in each case to refer to this Agreement as a whole and not to any particular Section or other subdivision of this Agreement; (f) the word “if” and other words of similar import when used herein shall be deemed in each case to be followed by the phrase “and only if”; (g) the term “or” means “and/or”; (h) any reference to the term “ordinary course” or “ordinary course of business” shall be deemed in each case to be followed by the words “consistent with past practice”; (i) any agreement, instrument, insurance policy, Law or Order defined or referred to herein or in any agreement or instrument that is referred to herein means such agreement, instrument, insurance policy, Law or Order as from time to time amended, modified or supplemented, including (in the case of agreements or instruments) by waiver or consent and (in the case of statutes, regulations, rules or orders) by succession of comparable successor statutes, regulations, rules or orders and references to all attachments thereto and instruments incorporated therein; (j) except as otherwise indicated, all references in this Agreement to the words “Section,” “Article”, “Schedule”, “Exhibit” and “Annex” are intended to refer to Sections, Articles, Schedules, Exhibits and Annexes to this Agreement; and (k) the term “Dollars” or “$” means United States dollars. Any reference in this Agreement to a Person’s directors shall including any member of such Person’s governing body and any reference in this Agreement to a Person’s officers shall including any Person filling a substantially similar position for such Person. Any reference in this Agreement or any Ancillary Document to a Person’s shareholders shall include any applicable owners of the equity interests of such Person, in whatever form, including with respect to the Purchaser. The Parties have participated jointly in the negotiation and drafting of this Agreement. Consequently, in the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the Parties hereto, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision of this Agreement. To the extent that any Contract, document, certificate or instrument is represented and warranted to by the Company to be given, delivered, provided or made available by the Company, in order for such Contract, document, certificate or instrument to have been deemed to have been given, delivered, provided and made available to the Purchaser or its Representatives, such Contract, document, certificate or instrument shall have been posted to the electronic data site maintained on behalf of the Company for the benefit of the Purchaser and its Representatives and the Purchaser and its Representatives have been given access to the electronic folders containing such information.

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9.13 Counterparts. This Agreement may be executed and delivered (including by facsimile or other electronic transmission) in one or more counterparts, and by the different Parties hereto in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.

ARTICLE X

DEFINITIONS

10.1 Certain Definitions. For purpose of this Agreement, the following capitalized terms have the following meanings:

“Action” means any notice of noncompliance or violation, or any claim, demand, charge, action, suit, litigation, audit, settlement, complaint, stipulation, assessment or arbitration, or any request (including any request for information), inquiry, hearing, proceeding or investigation, by or before any Governmental Authority.

“Affiliate” means, with respect to any Person, any other Person directly or indirectly Controlling, Controlled by, or under common Control with such Person.

“Ancillary Documents” means each agreement, instrument or document attached hereto as an Exhibit, including the other agreements, certificates and instruments to be executed or delivered by any of the parties hereto in connection with or pursuant to this Agreement.

“Business Day” means any day other than a Saturday, Sunday or a legal holiday on which commercial banking institutions in New York, New York are authorized to close for business.

“Consent” means any consent, approval, waiver, authorization or Permit of, or notice to or declaration or filing with any Governmental Authority or any other Person.

“Contracts” means all contracts, agreements, binding arrangements, bonds, notes, indentures, mortgages, debt instruments, purchase order, licenses, franchises, leases and other instruments or obligations of any kind, written or oral (including any amendments and other modifications thereto).

“Control” of a Person means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities, by contract, or otherwise. “Controlled”, “Controlling” and “under common Control with” have correlative meanings. Without limiting the foregoing a Person (the “Controlled Person”) shall be deemed Controlled by (a) any other Person (the “10% Owner”) (i) owning beneficially, as meant in Rule 13d-3 under the Exchange Act, securities entitling such Person to cast ten percent (10%) or more of the votes for election of directors or equivalent governing authority of the Controlled Person or (ii) entitled to be allocated or receive ten percent (10%) or more of the profits, losses, or distributions of the Controlled Person; (b) an officer, director, general partner, partner (other than a limited partner), manager, or member (other than a member having no management authority that is not a 10% Owner) of the Controlled Person; or (c) a spouse, parent, lineal descendant, sibling, aunt, uncle, niece, nephew, mother-in-law, father-in-law, sister-in-law, or brother-in-law of an Affiliate of the Controlled Person or a trust for the benefit of an Affiliate of the Controlled Person or of which an Affiliate of the Controlled Person is a trustee.

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“Fraud Claim” means any claim based in whole or in part upon fraud, willful misconduct or intentional misrepresentation.

“GAAP” means generally accepted accounting principles as in effect in the United States of America.

“Governmental Authority” means any federal, state, local, foreign or other governmental, quasi-governmental or administrative body, instrumentality, department or agency or any court, tribunal, administrative hearing body, arbitration panel, commission, or other similar dispute-resolving panel or body.

“Law” means any federal, state, local, municipal, foreign or other law, statute, legislation, principle of common law, ordinance, code, edict, decree, proclamation, treaty, convention, rule, regulation, directive, requirement, writ, injunction, settlement, Order or Consent that is or has been issued, enacted, adopted, passed, approved, promulgated, made, implemented or otherwise put into effect by or under the authority of any Governmental Authority.

“Liabilities” means any and all liabilities, indebtedness, Actions or obligations of any nature (whether absolute, accrued, contingent or otherwise, whether known or unknown, whether direct or indirect, whether matured or unmatured and whether due or to become due), including tax liabilities due or to become due.

“Lien” means any mortgage, pledge, security interest, attachment, right of first refusal, option, proxy, voting trust, encumbrance, lien or charge of any kind (including any conditional sale or other title retention agreement or lease in the nature thereof), restriction (whether on voting, sale, transfer, disposition or otherwise), any subordination arrangement in favor of another Person, any filing or agreement to file a financing statement as debtor under the Uniform Commercial Code or any similar Law.

“NASDAQ” means the NASDAQ Capital Market.

“Order” means any order, decree, ruling, judgment, injunction, writ, determination, binding decision, verdict, judicial award or other action that is or has been made, entered, rendered, or otherwise put into effect by or under the authority of any Governmental Authority.

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“Organizational Documents” means, with respect to the Purchaser, the Purchaser Charter, and with respect to any other Party, its Certificate of Incorporation and Bylaws or similar organizational documents, in each case, as amended.

“Person” means an individual, corporation, partnership (including a general partnership, limited partnership or limited liability partnership), limited liability company, association, trust or other entity or organization, including a government, domestic or foreign, or political subdivision thereof, or an agency or instrumentality thereof

“Representative” means, as to any Person, such Person’s Affiliates and its and their managers, directors, officers, employees, agents and advisors (including financial advisors, counsel and accountants).

“Taxes” means (a) all direct or indirect federal, state, local, foreign and other net income, gross income, gross receipts, sales, use, value-added, ad valorem, transfer, franchise, profits, license, lease, service, service use, withholding, payroll, employment, social security and related contributions due in relation to the payment of compensation to employees, excise, severance, stamp, occupation, premium, property, windfall profits, alternative minimum, estimated, customs, duties or other taxes, fees, assessments or charges of any kind whatsoever, together with any interest and any penalties, additions to tax or additional amounts with respect thereto, (b) any Liability for payment of amounts described in clause (a) whether as a result of being a member of an affiliated, consolidated, combined or unitary group for any period or otherwise through operation of law and (c) any Liability for the payment of amounts described in clauses (a) or (b) as a result of any tax sharing, tax group, tax indemnity or tax allocation agreement with, or any other express or implied agreement to indemnify, any other Person.

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK; SIGNATURE PAGE FOLLOWS]

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IN WITNESS WHEREOF, each Party hereto has caused this Agreement to be signed and delivered by its respective duly authorized officer as of the date first written above.

The Purchaser:

Shuibo Zhang

a Chinese Citizen,

with the identification card number of _________

By:	/s/ Shuibo Zhang
	Name:	Shuibo Zhang

The Seller:

Jiuzi Holdings Inc.
a Cayman Islands company

By:	/s/ Tao Li
	Name:	Tao Li
	Title:	Chief Executive Officer

The Company :

Hangzhou Jiuyao New Energy Automobile Technology Co. Ltd.
a PRC company

By:	/s/ Feng Shao
	Name:	Feng Shao
	Title:	Chief Executive Officer

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SECURITIES PURCHASE AGREEMENT

证券购买协议

This SECURITIES PURCHASE AGREEMENT (the “Agreement”) is dated as of ___________, 2023 by and among Jiuzi Holdings Inc., a Cayman Islands exempted company, (the “Company”), and individuals listed in Exhibit B hereto and each affixes its signature on the signature page of this Agreement (each, a “Purchaser”; collectively, the “Purchasers”).

本证券购买协议(“本协议”或“协议”)于2023年 __月__日，Jiuzi Holdings Inc.，一家开曼岛注册公司（“公司”），和附录B下所列的且在此合同签名页上签署的个人（“购买人”）之间合意签订。

RECITALS

前言

WHEREAS, the Company and the Purchasers are executing and delivering this Agreement in accordance with and in reliance upon the exemption from securities registration afforded by Section 4(a)(2) of the Securities Act of 1933 (the “Securities Act”) and/or Regulation S (“Regulation S”) as promulgated under the Securities Act;

鉴于，根据美国证监会在修订的1933年证券法（“证券法”）的基础上制定的规则S（“规则S”），和/或证券法条文4（a）（2）下的豁免规定，公司和购买人在此签署和交换本协议；

WHEREAS, the Company is offering up to an aggregate of 113,636,360 units (the “Units”), each unit consisting of one ordinary share, par value US$0.018 per share, (the “Share”) and Warrant (the “Warrant”) to purchase three Shares, in the form attached hereto as Exhibit A, at price of $0.44 per Unit to the Purchasers listed in Exhibit B;

鉴于，公司在此要向购买人出售其公司合计113,636,360证券单位 （以下简称“证券单位”），每证券单位含普通股股票，票面价值每股0.018美元（“普通股”），以及可购买三股普通股的认股权证（“权证”），每证券单位的购买价格为0.44美元，购买人名单在附表B当中；

WHEREAS, the Purchaser is a “non-US person” as defined in Regulation S, acquiring the Units solely for its own account for the purpose of investment;

鉴于，购买人是符合规则S下定义的“非美国主体”，购买上述证券单位仅为购买人的个人投资目的；

NOW, THEREFORE, IN CONSIDERATION of the mutual covenants contained in this Agreement, and for other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, the Company and the Purchaser hereby agree as follows:

鉴于此，公司和购买人认同双方经仔细考虑和双方合意，在此就以下内容表示同意：

ARTICLE I

第一条

Purchase and Sale of the Units

证券单位的购买和销售

Section 1.1 Purchase Price and Closing.

第1.1节 购买价格和交割。

(a) Subject to the terms and conditions hereof, the Company agrees to issue and sell to each Purchaser and, in consideration of and in express reliance upon the representations, warranties, covenants, terms and conditions of this Agreement, the Purchasers agree to purchase for $0.44 per Unit, such number of Units for an aggregate price listed on the signature page hereto (the “Purchase Price”).

在以下条款和前提下，根据本协议的说明、保证、约定和条款规定，公司同意向购买人发行并出售证券单位，购买人同意以美元0.44每证券单位的价格购买，购买股数及其总价列明在本协议附载的签字页中（“购买价格”）。

(b) Subject to all conditions to closing being satisfied or waived, the closing of the purchase and sale of the Units (the “Closing”) shall take place at the offices of Hunter Taubman Fischer & Li LLC, the Company’s legal counsel, on the day when all closing conditions are satisfied or waived (the “Closing Date”).

在交割的所有条件被满足或豁免的前提下，证券单位的买卖在所有条件都已满足或已取得豁免的当日时（“交割日”）在公司的律师翰博文律师事务所的办公室进行交割（“交割”）。

(c) Subject to the terms and conditions of this Agreement, at the Closing the Company shall deliver or cause to be delivered to the Purchaser (i) a shareholder statement for such number of Shares, (ii) a Warrant to purchase such number of Shares and (iii) any other documents required to be delivered pursuant to this Agreement. At the time of the Closing, the Purchaser shall have delivered its Purchase Price by wire transfer pursuant to the wire information contained in this Agreement or by check.

根据本协议的规定，在交割时公司应向购买人送达或使他人向购买人送达 (i) 写有购买人名字的普通股股东声明，(ii) 一份可购买特定数量普通股的期权，以及(iii)其他任何根据本条款应送达的文件。在交割时，购买人应根据交本协议的汇款信息向公司汇入其购买资金，或以支票的方式支付。

ARTICLE II

第二条

Representations and Warranties

保证和承诺

Section 2.1 Representations and Warranties of the Company and its Subsidiaries. The Company hereby represents and warrants to the Purchaser on behalf of itself, its Subsidiaries (as hereinafter defined), as of the date hereof (except as set forth on the Schedule of Exceptions attached hereto with each numbered Schedule corresponding to the section number herein), as follows:

第2.1节 公司和其子公司的陈述和保证。公司在此代表其本身以及其子公司，就以下事项（但与本小段标号相对应的披露中的事项除外）作出陈述和保证：

(a) Organization, Good Standing and Power. The Company is a corporation or other entity duly incorporated or otherwise organized, validly existing and in good standing under the laws of its jurisdiction of incorporation or organization (as applicable) and respectively, has the requisite corporate power to own, lease and operate its properties and assets and to conduct its business as it is now being conducted. Except as set forth on Schedule 2.1(a), the Company and each of its Subsidiaries is duly qualified to do business and is in good standing in every jurisdiction in which the nature of the business conducted or property owned by it makes such qualification necessary except for any jurisdiction(s) (alone or in the aggregate) in which the failure to be so qualified will not have a Material Adverse Effect (as defined in Section 2.1(g) hereof).

组织、合法持续性和权力。公司是在其管辖区内依法成立的，有效存续的经济实体，各自都有必需的公司权力来持有、出租和操作其财产和资产，并进行合法的商业运作。除非披露表2.1(a) 有不同的规定，公司以及其每一个子公司在其每个有商业行为和资产的管辖区内有合法资格进行经营并有良好的经营持续性，除了一些管辖，如果公司不能在这些区域内有合法资格经营也不会对公司的产生重大不良影响。

(b) Corporate Power; Authority and Enforcement. The Company has the requisite corporate power and authority to enter into and perform its obligations under this Agreement, and to issue and sell the Units in accordance with the terms hereof. The execution, delivery and performance of this Agreement by the Company and the consummation by it of the transactions contemplated hereby and thereby have been duly and validly authorized by all necessary corporate action, and no further consent or authorization of the Company or its Board of Directors or stockholders is required. This Agreement constitutes, or shall constitute when executed and delivered, a valid and binding obligation of the Company enforceable against the Company in accordance with its terms, except as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, liquidation, conservator ship, receiver ship or similar laws relating to, or affecting generally the enforcement of, creditor’s rights and remedies or by other equitable principles of general application.

公司权力；授权和执行。公司有必须的公司权力和授权来签订和履行本协议下的义务。公司有必须的权力和授权按照本协议的规定来发行和出售证券单位。公司对交易文件的签署、送达和履行和完成在此由所有必要的公司行为合法有效授权，不需要再由公司或董事会或股东会进一步的同意或授权。每一个交易文件在签署和送达时包括且应包括对于公司有效和有约束力的执行义务，除非适用的破产、解散、重组、延期偿付、清算、委托管理或其他有关的法律或其他衡平法原则会限制债权人的权利和补救。

(c) Capitalization. The authorized capital stock of the Company is 8,333,333 Ordinary Shares with a par value of US$0.018 each. The number of Ordinary Shares issued and outstanding, as of October 10, 2023, was 4,065,609 and, except as set forth in the Schedule 2.1(c) hereto, which is the authorized and issued and outstanding capital stock of the Company as at the date hereof. Except as set forth in the Schedule 2.1(c),

股本。公司授权可发行的股本是8,333,333普通股，每股0.018美元。2023年10月10日时，公司已发行4,065,609 普通股，除本协议批露表2.1(c)之外，所有发行的流通的普通股都已获合法有效授权。除非交易文件或披露表2.1(c)有其他规定：

(i) except as set forth on Schedule 2.1(c) hereto, no Ordinary Shares are entitled to preemptive, conversion or other rights and there are no outstanding options, warrants, scrip, rights to subscribe to, call or commitments of any character whatsoever relating to, or securities or rights convertible into, any shares of capital stock of the Company;

不存在有优先配股权、转换权或其他权利的普通股；不存在流通的期权、认购权、承诺购买权、或转换成公司股本的任何股份的其他权利；

(ii) there are no contracts, commitments, understandings, or arrangements by which the Company is or may become bound to issue additional shares of capital stock of the Company or options, securities or rights convertible into shares of capital stock of the Company;

不存在公司为一方当事人或受其约束的合同、承诺、备忘录或安排，公司需要因此而发行额外股本股份或发行期权、证券或转换股而获得公司的股本股份；

(iii) the Company is not a party to any agreement granting registration or anti-dilution rights to any person with respect to any of its equity or debt securities;

公司没有在任何协议中同意对任何股权证券或债权证券给予登记注册权和反稀释权；

(iv) the Company is not a party to, and it has no knowledge of, any agreement restricting the voting or transfer of any shares of the capital stock of the Company except as set forth in the Company’s Memorandum and Articles of Associations, as amended and in effect on the date hereof (the “M&A”).

公司并未签署任何对公司股本的任何股份的投票权和股份转让进行限制的协议，公司对此种协议并不知情，除非是公司现行有效章程对股份转让进行了限制与规定；

(v) The offer and sale of all capital stock, convertible securities, rights, warrants, or options of the Company issued prior to the Closing complied with all applicable Federal and state securities laws, except where non-compliance would not have a Material Adverse Effect. The Company has furnished or made available to the Purchaser true and correct copies of the M&A. Except as restricted under applicable federal, state, local or foreign laws and regulations, the Articles, this Agreement, or as set forth on Schedule 2.1 (c), no written or oral contract, instrument, agreement, commitment, obligation, plan or arrangement of the Company shall limit the payment of dividends on the Company’s Preferred Shares, or its Ordinary Shares.

公司在本次交易交割结算前发行的所有股本股票、可转证券、权益、期权的买卖都符合适用的联邦和州证券法的规定，除非这些违反不会对公司有重大不利影响。公司向购买人提供了真实正确的公司章程复印件。除了适用的联邦、州、当地、国外法律和规则，公司成立协议，本交易文件以及披露表2.1 (c)中的限制外，不存在任何书面或口头的合同、工具、协议、承诺、义务、计划或安排限制公司就其发行的普通股或优先股分配股息。

(d) Issuance of Units. The Units to be issued at the Closing have been duly authorized by all necessary corporate action and the Shares underlying the Warrants, when paid for or issued in accordance with the terms hereof, shall be validly issued and outstanding, fully paid and non-assessable.

证券单位的发行。本交易结算时应发行的证券单位已经必要的公司行为授权。与期权相对应的普通股在支付对价和发行时应符合本交易文件的要求，经必要的公司行为授权，有效发行和流通。

(e) [intentionally omitted]

(f) Commission Documents, Financial Statements. Except as set forth in Schedule 2.1 (f), the Company has filed all reports, schedules, forms, statements and other documents required to be filed by it with the U.S. Securities and Exchange Commission (the “Commission” or “SEC”) pursuant to the reporting requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), including the Form 20-F and other material filings pursuant to Section 13(a) or 15(d) of the Exchange Act (all of the foregoing including filings incorporated by reference therein being referred to herein as the “Commission Documents”). The Company has not provided to the Purchaser any material non-public information or other information which, according to applicable law, rule or regulation, was required to have been disclosed publicly by the Company but which has not been so disclosed, other than (i) with respect to the transactions contemplated by this Agreement, or (ii) pursuant to a non-disclosure or confidentiality agreement signed by the Purchaser. At the time of the respective filings, the Form 20-F’s complied in all material respects with the requirements of the Exchange Act and the rules and regulations of the Commission promulgated thereunder and other federal, state and local laws, rules and regulations applicable to such documents. As of their respective filing dates, none of the Form 20-F’s contained any untrue statement of a material fact; and none omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. The financial statements of the Company included in the Commission Documents comply as to form in all material respects with applicable accounting requirements and the published rules and regulations of the Commission or other applicable rules and regulations with respect thereto. Such financial statements have been prepared in accordance with United States generally accepted accounting principles (“GAAP”) applied on a consistent basis during the periods involved (except (i) as may be otherwise indicated in such financial statements or the notes thereto or (ii) in the case of unaudited interim statements, to the extent they may not include footnotes or may be condensed or summary statements), and fairly present in all material respects the consolidated financial position of the Company as of the dates thereof and the results of operations and cash flows for the periods then ended (subject, in the case of unaudited statements, to normal year-end audit adjustments).

证监会文件、财务报表。根据修订后的1934年证券交易法（“交易法”）的要求，除了披露表2.1(f)中列明的项目，公司向证监会申报了所有的报告、批露表、表格、说明书和其他文件，包括根据交易法第13(a) 或15(d) 节申报的材料（所有上述申报材料在本协议中统称为“证监会文件”）。根据相关适用法的规定，公司没有向购买人批露任何应当首先向公众批露而未批露的内部信息，但不包括(i) 与本协议中的交易相关的信息，或(ii) 根据购买人签署的不公开或内部保密协议而批露的信息。在每一次申报时，表格20-F都符合交易法的要求和证监会的规则以及其他联邦、州和当地的适用的法律、法规和规则。在每一次申报时，表格20-F都没有对重大事实的不实陈述，也没有遗漏重大事实或必要的信息，进行误导。证监会文件中包含的公司财务报表都符合当关的会计规则要求，证监会的相关公告规则和其他适用的法规和规则。这些财务报表都符合美国一般会计准则的要求，并在一定时期内保持数据一致（除非(i) 财务报表或记录中作不同的说明， 或(ii) 在未经审计的内部财务报表的情况下，报表可能不包含脚注或进行简化或为概要性报表），并真实反映该季度内的公司合并财务情况，经营状况和该季度结束时的现金流（但在未审计的财务报表的情况下，应以正常年度结束时的调整数据为准）。

(g) No Material Adverse Effect. As of October 31, 2022 till the date of this Agreement, the Company has not experienced or suffered any Material Adverse Effect. For the purposes of this Agreement, “Material Adverse Effect” shall mean (i) any material adverse effect upon the assets, properties, financial condition, business or prospects of the Company, and its Subsidiaries, when taken as a consolidated whole, and/or (ii) any condition, circumstance, or situation that would prohibit or otherwise materially interfere with the ability of the Company to perform any of its material covenants, agreements and obligations under this Agreement.

无重大负面影响。自从2022年10月31日至本协议签订之日截止，公司和子公司没有任何重大负面影响。出于本协议的目的，“重大负面影响”应指(i)任何公司以及在合并报表的情况下的子公司的经营、运作、财产或财务有任何重大负面影响的事件，和/或(ii)只要在任何条件、情况下会从任何重大方面阻止或重大干涉公司履行本协议下的任何重大承诺、协议和义务。

(h) [intentionally omitted]

(i) [intentionally omitted]

(j) Title to Assets. Except where non-compliance would not have a Material Adverse Effect, each of the Company and the Subsidiaries has good and marketable title to (i) all properties and assets purportedly owned or used by them as reflected in the Financial Statements, (ii) all properties and assets necessary for the conduct of their business as currently conducted, and (iii) all of the real and personal property reflected in the Financial Statements free and clear of any Lien. All leases are valid and subsisting and in full force and effect.

资产所有权。除非不会对公司造成重大不利影响，公司和每个子公司对以下资产有合法有市场价值的所有权（i）所有计入财务报表的其所有和使用的资产和财产，(ii) 目前经营所必需的资产和财产，以及 (iii) 所有没有担保质权的计入财务报表的不动产和个人财产。

(k) Actions Pending. There is no action, suit, claim, investigation, arbitration, alternate dispute resolution proceeding or any other proceeding pending or, to the knowledge of the Company, threatened against or involving the Company which questions the validity of this Agreement or the transactions contemplated hereby or thereby or any action taken or to be taken pursuant hereto or thereto. Except where the same would not have a Material Adverse Effect, there is no action, suit, claim, investigation, arbitration, alternate dispute resolution proceeding or any other proceeding pending or, to the knowledge of the Company, threatened against or involving the Company involving any of their respective properties or assets. To the knowledge of the Company, there are no outstanding orders, judgments, injunctions, awards or decrees of any court, arbitrator or governmental or regulatory body against the Company, the Subsidiaries or any of their respective executive officers or directors in their capacities as such.

未决诉讼。在公司知道的范围内，不存在任何未决的和任何在其他程序中诉讼、索赔、调查、仲裁、争议，针对或涉及公司或任何中国经营实体，会质疑本协议或本交易或相关交易行为的有效性；除非不会对公司公司造成重大不利影响，也没有任何涉及公司、子公司、中国经营实体的各自的财产或资产的相关程序。在公司知道的范围内，不存在任何待执行的判决、判令、禁止令、法庭决定、仲裁决定或政府或监管主体对公司或其各自的行政管理人员或董事的行政令。

(l) Compliance with Law. The Company and the Subsidiaries have all material franchises, permits, licenses, consents and other governmental or regulatory authorizations and approvals necessary for the conduct of their respective business as now being conducted by it unless the failure to possess such franchises, permits, licenses, consents and other governmental or regulatory authorizations and approvals, individually or in the aggregate, could not reasonably be expected to have a Material Adverse Effect.

符合法律规定。公司和子公司拥有其进行各自经营所必须的连锁权、许可权、证书、同意或其他政府或监管机构授权和同意，除非公司和子公司不可能合理预期到没有该连锁权、许可权、证书、同意或其他政府或监管机构授权和同意会对公司经营造成重大负面影响。

(m) [intentionally omitted]

(n) No Conflicts. The execution, delivery and performance of this Agreement by the Company and the consummation by the Company of the transactions contemplated herein and therein do not and will not (i) violate any provision of the Company’s Certificate or Bylaws, (ii) conflict with, or constitute a default (or an event which with notice or lapse of time or both would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, any agreement, mortgage, deed of trust, indenture, note, bond, license, lease agreement, instrument or obligation to which the Company is a party or by which it or its properties or assets are bound, (iii) create or impose a lien, mortgage, security interest, pledge, charge or encumbrance (collectively, “Lien”) of any nature on any property of the Company under any agreement or any commitment to which the Company is a party or by which the Company is bound or by which any of its respective properties or assets are bound, or (iv) result in a violation of any federal, state, local or foreign statute, rule, regulation, order, judgment or decree (including Federal and state securities laws and regulations) applicable to the Company or any of its subsidiaries or by which any property or asset of the Company or any of its subsidiaries are bound or affected, provided, however, that, excluded from the foregoing in all cases are such conflicts, defaults, terminations, amendments, accelerations, cancellations and violations as would not, individually or in the aggregate, have a Material Adverse Effect.

无冲突。公司签署、送达和履行交易文件以及交易内容，没有也不会(i)违反公司的成立协议或章程的任何条款，(ii) 与公司为一方当事人或财产受约束的任何存在的和承诺的合同、保证、契约、债券、租赁合同、融资工具相冲突或会给予他人任何终止、修改、取消上述法律文件的权利，(iii) 在公司在一方当事人或财产受约束的任何协议或承诺中使公司本身或公司的任何财产上创造或附加留置权、抵押权 、保证金权益、质押权、其他费用或财产负担（统称“留置权”），或(iv) 违反任何公司或其任何子公司适用的或其任何资产、不动产受影响或约束的联邦、州、当地或外国法律、规则、法规、法令、判决或命令（包括联邦和州的证券法规）；但如果上述的冲突、终止、修改、取消、违反不会对公司产生重大负面影响，则不应包括在内。

(o) Certain Fees. No brokers fees, finders fees or financial advisory fees or commissions will be payable by the Company with respect to the transactions contemplated by this Agreement.

特定费用。公司不需要根据本协议支付与本交易有关的中介费用、佣金费用或融资顾问费用或提成。

(p) [intentionally omitted]

(q) Intellectual Property. Each of the Company and the Subsidiaries owns or has the lawful right to use all patents, trademarks, domain names (whether or not registered) and any patentable improvements or copyrightable derivative works thereof, websites and intellectual property rights relating thereto, service marks, trade names, copyrights, licenses and authorizations, and all rights with respect to the foregoing, which are necessary for the conduct of their respective business as now conducted without any conflict with the rights of others, except where the failure to so own or possess would not have a Material Adverse Effect.

知识产权。公司和每个子公司对其各自进行经营所必需的全部专利、商标、知名品牌（不论是否注册）和任何其他可以申请专利的技术创新或衍生著作权、网站或其他知识产权、服务标识、商号、著作权、执照和授权拥有所有权或合法使用权，且不与他人的权利相冲突，但不包括那些即使不拥有也不会对公司产生重大不利影响的知识产权。

(r) Books and Record Internal Accounting Controls. Except as may have otherwise been disclosed in the Form 20-F’s, the books and records of the Company and the Subsidiaries accurately reflect in all material respects the information relating to the business of the Company and the Subsidiaries, the location and collection of their assets, and the nature of all transactions giving rise to the obligations or accounts receivable of the Company, or the Subsidiaries. Except as disclosed in the Company’s Commission Documents, the Company and the Subsidiaries maintain a system of internal accounting controls sufficient, in the judgment of the Company, to provide reasonable assurance that (i) transactions are executed in accordance with management’s general or specific authorizations, (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP and to maintain asset accountability, (iii) access to assets is permitted only in accordance with management’s general or specific authorization and (iv) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate actions are taken with respect to any differences.

会计账目内部控制。除了在表格20-F中作不同批露外，公司和子公司的会计账目准确体现了与公司和子公司经营有关的重大信息、资产的地点和保管、所有使公司和子公司承担义务或产生可记账收入的交易。除了在公司的证监会文件中的披露外，公司和子公司保持一个内部会计控制系统，根据公司的判断，该系统充分的提供以下合理保证：(i) 交易经公司管理层一般或特别授权，(ii) 交易的记账符合一般会计准则的要求，且维持了资产的可记录性，(iii) 资产的使用只有经管理层的一般或特别授权，(iv) 对现有资产和可入账资产按合理的差距进行了比较且针对该差别采取了合理的行动。

(s) [intentionally omitted]

(t) Transactions with Affiliates. Except as set forth in the Financial Statements or in the Commission Documents, there are no loans, leases, agreements, contracts, royalty agreements, management contracts or arrangements or other continuing transactions between (a) the Company on the one hand, and (b) on the other hand, any officer, employee, consultant or director of the Company or any person owning any capital stock of the Company or any member of the immediate family of such officer, employee, consultant, director or stockholder or any corporation or other entity controlled by such officer, employee, consultant, director or stockholder, or a member of the immediate family of such officer, employee, consultant, director or stockholder.

与关联人的交易。除了财务报表或证监会文件中说明的之外，没有存在于以下主体之间的贷款、租赁、协议、合同、使用协议、管理合同或安排或其他进行中的交易(a)一方主体为公司，且(b)对方主体为公司的管理人员、员工、顾问或董事，公司的持股人，或者为他们的直接亲属成员，或者任何受管理人员、员工，顾问、董事或他们的直接亲属成员控制的公司或实体。

(u) Private Placement. Assuming the accuracy of each Purchaser’s representations and warranties set forth in Section 2.2, no registration under the Securities Act is required for the offer and sale of the Units by the Company to the Purchaser as contemplated hereby. The issuance and sale of the Units hereunder does not contravene the rules and regulations of the Nasdaq Capital Market.

私募。假设每个购买人在第2.2节中的陈述和保证是准确无误的，根据证券法规定，公司在此协议下拟向购买人提供并出售的证券单位不需要注册。本协议下发行和销售的证券单位不违反纳斯达克交易所的规则和规定。

(v) Investment Company. The Company is not, and is not an Affiliate of, and immediately after receipt of payment for the Units, will not be or be an Affiliate of, an “investment company” within the meaning of the Investment Company Act of 1940, as amended. The Company shall conduct its business in a manner so that it will not become an “investment company” subject to registration under the Investment Company Act of 1940, as amended.

投资公司。在1940年投资公司法案定义下，公司现在不是投资公司或投资公司的关联方，在收到证券单位的支付后也不会成为投资公司或投资公司的关联方。公司应以一种使其不会成为需要注册的投资公司的方式经营业务。

(w) [intentionally omitted]

(x) No Integrated Offering. Assuming the accuracy of the Purchaser’s representations and warranties set forth in Section 2.2, neither the Company, nor any of its Affiliates, nor any Person acting on its or their behalf has, directly or indirectly, made any offers or sales of any security or solicited any offers to buy any security, under circumstances that would cause this offering of the Units to be integrated with prior offerings by the Company for purposes of (i) the Securities Act which would require the registration of any such securities under the Securities Act, or (ii) any applicable shareholder approval provisions of the Nasdaq Capital Market on which any of the securities of the Company are listed or designated.

无集成募股。假设2.2节中购买人的陈述和保证是准确无误的，不论公司或是其关联方或代表他们的个人，均未直接或间接提供或出售或唆使对于证券的购买，使本募股中出售的证券单位与公司之前的募股以以下目的进行整合，（i）在证券法下此出售的股票需要进行注册，或（ii）纳斯达克中任何针对公司上市证券可适用的股东批准票款。

Section 2.2 Representations and Warranties of the Purchaser. Each Purchaser, severally but not jointly, hereby makes the following representations and warranties to the Company as of the date hereof:

第2.2节 购买人的陈述和保证。各购买人，单独地而并非联合地，于此就以下事项作出仅与购买人自身相关的陈述和保证：

(a) No Conflicts. The execution, delivery and performance of this Agreement and the consummation by such Purchaser of the transactions contemplated hereby and thereby or relating hereto do not and will not conflict with, or constitute a default (or an event which with notice or lapse of time or both would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation of any agreement, indenture or instrument or obligation to which such Purchaser is a party or by which its properties or assets are bound, or result in a violation of any law, rule, or regulation, or any order, judgment or decree of any court or governmental agency applicable to such Purchaser or its properties (except for such conflicts, defaults and violations as would not, individually or in the aggregate, have a material adverse effect on such Purchaser). Such Purchaser is not required to obtain any consent, authorization or order of, or make any filing or registration with, any court or governmental agency in order for it to execute, deliver or perform any of its obligations under this Agreement, provided, that for purposes of the representation made in this sentence, such Purchaser is assuming and relying upon the accuracy of the relevant representations and agreements of the Company herein.

无冲突。购买人签署、送达和履行交易文件以及交易内容，没有也不会在购买人在一方当事人或财产受约束的任何协议或承诺中使购买人本身或其任何财产上创造或附加留置权、抵押权 、保证金权益、质押权、其他费用或财产负担，或者使购买人违反任何适用购买人或其财产的任何法律、规则、规定、命令或判决或判令，但不会对购买人产生重大负面影响，则不应包括在内。购买人购买普通股，签署、送达和履行本协议和其他交易文件不需要额外授权，但是在本句陈述的范围内，购买人依赖于公司相关陈述的准确性作出以上陈述。

(b) Status of Purchaser. The Purchaser is a “non-US person” as defined in Regulation S. The Purchaser further makes the representations and warranties to the Company set forth on Exhibit C. Such Purchaser is not required to be registered as a broker-dealer under Section 15 of the Exchange Act and such Purchaser is not a broker-dealer, nor an affiliate of a broker-dealer.

购买人资格。购买人应为规则S定义下的 “非美国主体”。购买人作出附件C所列的非美国主体的额外陈述和保证。购买人不需要是证券交易法第15条下的注册的券商，并且也不是券商或券商的关联人。

(c) Reliance on Exemptions. The Purchaser understands that the Units are being offered and sold to it in reliance upon specific exemptions from the registration requirements of United States federal and state securities laws and that the Company is relying upon the truth and accuracy of, and the Purchaser’s compliance with, the representations, warranties, agreements, acknowledgments and understandings of the Purchaser set forth herein in order to determine the availability of such exemptions and the eligibility of the Purchaser to acquire the Units.

依赖于豁免。购买人知道在此出售的证券单位是根据美国联邦和州证券法的登记注册要求的豁免出售的，公司依赖于购买人的声明、保证、同意、承认和认知的真实性和准确性，并对其的遵循，以决定这一豁免是否适用于购买人的购买证券单位行为。

(d) Information. The Purchaser and its advisors, if any, have had the opportunity to ask questions of management of the Company and its Subsidiaries and have been furnished with all information relating to the business, finances and operations of the Company and information relating to the offer and sale of the Units which have been requested by the Purchaser or its advisors. Neither such inquiries nor any other due diligence investigation conducted by the Purchaser or any of its advisors or representatives shall modify, amend or affect the Purchaser’s right to rely on the representations and warranties of the Company contained herein. The Purchaser understands that its investment in the Units involves a significant degree of risk. The Purchaser further represents to the Company that the Purchaser’s decision to enter into this Agreement has been based solely on the independent evaluation of the Purchaser and its representatives.

信息。购买人以及其顾问有机会向公司和子公司的管理层就公司的经营、财务和运作以及与此出售证券单位有关的信息提问。购买人或其顾问所作的调查或尽职调查没有改变公司在此作出的陈述和保证。购买人明白他对证券单位的投资有风险，并确认他的投资是在其对投资进行独自评估的基础上作出的。

(e) Governmental Review. The Purchaser understands that no United States federal or state agency or any other government or governmental agency has passed upon or made any recommendation or endorsement of the Units.

政府审批。购买人明白美国联邦或州政府或其他行政机构没有审批或推荐出售该证券单位。

(f) Transfer or Re-sale. The Purchaser understands that the sale or re-sale of the Units has not been and is not being registered under the Securities Act or any applicable state securities laws, and the Units may not be transferred unless (i) the Units are sold pursuant to an effective registration statement under the Securities Act, (ii) the Purchaser shall have delivered to the Company an opinion of counsel that shall be in form, substance and scope customary for opinions of counsel in comparable transactions to the effect that the Units to be sold or transferred may be sold or transferred pursuant to an exemption from such registration, which opinion shall be reasonably acceptable to the Company, (iii) the Units are sold or transferred to an “affiliate” (as defined in Rule 144 promulgated under the Securities Act (or a successor rule) (“Rule 144”)) of the Purchaser who agrees to sell or otherwise transfer the Units only in accordance with this Section 2.2(f) and who is a non-US person, (iv) the Units are sold pursuant to Rule 144, or (v) the Units are sold pursuant to Regulation S under the Securities Act (or a successor rule) (“Regulation S”). Notwithstanding the foregoing or anything else contained herein to the contrary, the Units may be pledged as collateral in connection with a bona fide margin account or other lending arrangement.

转让或再出售。购买人明白此证券单位不得根据证券法或适用的州证券法转让或再出售，除非 (i) 证券单位是在证券法下根据有效的登记申请书出售；(ii)购买人向公司递交合格的法律意见书，说明证券单位出售可以适用证券法下的豁免；(iii)证券是出售或转让给“关联人”（关联人的定义见证券法下144规则 “144规则”），该关联人再次进行出售的受让人满足此条限制的规定，并且为非美国人；或(v) 证券根据证券法下的规则S进行出售（“规则S”）。尽管有以上规定，证券单位可以质押或借贷。

(g) Legends. The Purchaser understands that the Units shall bear a restrictive legend in the form as set forth under Section 5.1 of this Agreement. The Purchaser understands that, until such time the Units may be sold pursuant to Rule 144 or Regulation S without any restriction as to the number of securities as of a particular date that can then be immediately sold, the Units may bear a restrictive legend in substantially the form set forth under Section 5.1 (and a stop-transfer order may be placed against transfer of the certificates evidencing such Units).

限制交易说明。购买人明白证券单位带有此合同第5.1条下所列的交易限制。购买人明白，除非出售根据证券法进行登记，或可以适用144规则或规则S进行出售，证券单位应带有此限制交易说明(并且针对此证券单位的禁止转让令将有可能被颁布)。

(h) Residency. The Purchaser is a resident of the jurisdiction set forth immediately below such Purchaser’s name on the signature pages hereto.

购买人居住地和受管辖地列于本协议的签字页。

(i) No General Solicitation. The Purchaser acknowledges that the Units were not offered to such Purchaser by means of any form of general or public solicitation or general advertising, or publicly disseminated advertisements or sales literature, including (i) any advertisement, article, notice or other communication published in any newspaper, magazine, or similar media, or broadcast over television or radio, or (ii) any seminar or meeting to which such Purchaser was invited by any of the foregoing means of communications.

无一般劝诱。购买人承认公司要约出售证券单位没有采取一般或公众劝诱或一般广告或公众广告或销售讲座的方式，包括(i) 任何广告、文章、通知或其他通过报纸、杂志或其他类似媒体登出的信息，或者电视或无线电广播，或(ii)任何通过上述沟通方式邀请购买人参与的讲座或会议。

(j) Rule 144. Such Purchaser understands that the Units must be held indefinitely unless such Units are registered under the Securities Act or an exemption from registration is available. Such Purchaser acknowledges that such Purchaser is familiar with Rule 144 and Rule 144A, of the rules and regulations of the Commission, as amended, promulgated pursuant to the Securities Act (“Rule 144”), and that such person has been advised that Rule 144 and Rule 144A, as applicable, permits resales only under certain circumstances. Such Purchaser understands that to the extent that Rule 144 or Rule 144A is not available, such Purchaser will be unable to sell any Units without either registration under the Securities Act or the existence of another exemption from such registration requirement.

规则144。购买人明白证券单位的持有的时长是不确定的，除非股票经登记注册或登记注册被豁免。购买人承认其熟知规则144和规则144A， 并被告知根据规则144和规则144A，股票只有在特定的情况下才被允许出售；并且在不能适用规则144和规则144A时，如果证券单位没有登记注册或豁免，就不能出售。

(j) Brokers. Purchaser does not have any knowledge of any brokerage or finder’s fees or commissions that are or will be payable by the Company to any broker, financial advisor or consultant, finder, placement agent, investment banker, bank or other person or entity with respect to the transactions contemplated by this Agreement.

融资代理。据投资人所知，公司不需要支付任何其他融资代理、金融顾问、发现者、券商、投资银行、银行或其他个人或主体任何与本交易有关的中介费、发理费或佣金。

(k) Acquisition for Investment. The Purchaser is a “non-US person” as defined in Regulation S, acquiring the Units solely for the its own account for the purpose of investment and not with a view to or for sale in connection with a distribution to anyone.

投资目的。购买人是符合规则S下定义的“非美国主体”，购买此合同下的证券单位仅出于其个人的投资目的，不是为了向其他人分销。

(l) Independent Investment Decision. Such Purchaser has independently evaluated the merits of its decision to purchase Units pursuant to this Agreement, and such Purchaser confirms that it has not relied on the advice of any other person’s business and/or legal counsel in making such decision. Such Purchaser understands that nothing in this Agreement or any other materials presented by or on behalf of the Company to the Purchaser in connection with the purchase of the Units constitutes legal, tax or investment advice. Such Purchaser has consulted such legal, tax and investment advisors as it, in its sole discretion, has deemed necessary or appropriate in connection with its purchase of the Units.

独立的投资决定。该购买人已根据本协议独立地评估其购买证券单位决定的优缺点，并且该购买人确认在其作出购买证券单位的决定时其并未依赖任何其他的商业和/或法律顾问的意见。该购买人理解本协议，或由公司、公司代表向购买人提交的任何与购买股票有关的材料绝不构成法律，税务或投资方面的建议。针对此购买证券单位的决定，该购买人已经咨询过在其全权决定下认为必要或适当的法律，税务和投资方面的顾问。

(m) Non-Affiliate. Such Purchaser is not an affiliate (“Affiliate”) with respect to any Person (as defined herein), any other Person directly or indirectly Controlling, Controlled by, or under common Control (as defined herein) with such Person. “Control” of a Person means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities, by contract, or otherwise. “Controlled”, “Controlling” and “under common Control with” have correlative meanings. Without limiting the foregoing a Person (the “Controlled Person”) shall be deemed Controlled by (a) any other Person (the “10% Owner”) (i) owning beneficially, as meant in Rule 13d-3 under the Exchange Act, securities entitling such Person to cast ten percent (10%) or more of the votes for election of directors or equivalent governing authority of the Controlled Person or (ii) entitled to be allocated or receive ten percent (10%) or more of the profits, losses, or distributions of the Controlled Person; (b) an officer, director, general partner, partner (other than a limited partner), manager, or member (other than a member having no management authority that is not a 10% Owner) of the Controlled Person; or (c) a spouse, parent, lineal descendant, sibling, aunt, uncle, niece, nephew, mother-in-law, father-in-law, sister-in-law, or brother-in-law of an Affiliate of the Controlled Person or a trust for the benefit of an Affiliate of the Controlled Person or of which an Affiliate of the Controlled Person is a trustee. “Person” means an individual, corporation, partnership (including a general partnership, limited partnership or limited liability partnership), limited liability company, association, trust or other entity or organization, including a government, domestic or foreign, or political subdivision thereof, or an agency or instrumentality thereof.

ARTICLE III

第三条

Covenants

约定

The Company covenants with the Purchaser as follows, which covenants are for the benefit of the Purchaser and its permitted assignees (as defined herein).

出于购买人和他们的受让人的利益考虑，公司同意以下条款：

Section 3.1 Securities Compliance. The Company shall notify the Commission in accordance with its rules and regulations, of the transactions contemplated by any of this Agreement, and shall take all other necessary action and proceedings as may be required and permitted by applicable law, rule and regulation, for the legal and valid issuance of the Units to the Purchaser or subsequent holders.

第3.1节 符合证券法的规定。公司应根据证券法的规定，向证监会通知申报交易文件，以及根据适用法律、法则和规则的要求，采取所有其他必需的行动和程序来有效合法的发行证券单位。

Section 3.2 Confidential Information. The Purchaser agrees that such Purchaser and its employees, agents and representatives will keep confidential and will not disclose, divulge or use (other than for purposes of monitoring its investment in the Company) any confidential information which such Purchaser may obtain from the Company pursuant to financial statements, reports and other materials submitted by the Company to such Purchaser pursuant to this Agreement, unless such information is known to the public through no fault of such Purchaser or his or its employees or representatives; provided, however, that a Purchaser may disclose such information (i) to its attorneys, accountants and other professionals in connection with their representation of such Purchaser in connection with such Purchaser’s investment in the Company, (ii) to any prospective permitted transferee of the Units, so long as the prospective transferee agrees to be bound by the provisions of this Section 3.3, or (iii) to any general partner or affiliate of such Purchaser.

第3.2节 保密信息。购买人同意其对于公司根据本协议和其他交易文件提供给购买人、购买人员工、代理事代理的财务报表、报告或其他材料中的内部信息会保密、不披露、不泄露或使用，除非该内部信息非因购买人的过错而为公众所知悉，但是购买人可以披露以下(i)向购买人的律师、会计和其他专业人士披露其向公司的投资；(ii) 只要未来的证券单位受让人受本协议第3.3条约束，可以向未来受让人披露；或(iii)向购买人的一般合伙人或关联人披露。

Section 3.3 Compliance with Laws. The Company shall comply to comply in all material respects, with all applicable laws, rules, regulations and orders, except where non-compliance could not reasonably be expected to have a Material Adverse Effect.

第3.3节 符合法律。公司应在重大方面，符合相关的法律、法规、规则和命令的规定, 除非不符合不会对公司造成重大不利影响。

Section 3.4 Keeping of Records and Books of Account. The Company shall keep adequate records and books of account, in which complete entries will be made in accordance with GAAP consistently applied, reflecting all financial transactions of the Company, and in which, for each fiscal year, all proper reserves for depreciation, depletion, obsolescence, amortization, taxes, bad debts and other purposes in connection with its business shall be made.

第3.4节 记录和会计账册。公司应保存充分的记录和会计账册，与一般会计准则的记录规则相符，反映公司的所有金融交易。

Section 3.5 [intentionally omitted]

Section 3.6 No Manipulation of Price. The Company will not take, directly or indirectly, any action designed to cause or result in, or that has constituted or might reasonably be expected to constitute, the stabilization or manipulation of the price of any securities of the Company.

第3.6节 无操纵价格。公司不会直接或间接采取任何行动，意图或导致，或构成或合理预期会构成对公司证券价格的稳定和操纵。

Section 3.7 Integration. The Company shall not sell, offer for sale or solicit offers to buy or otherwise negotiate in respect of any security (as defined in Section 2 of the Securities Act) that would be integrated with the offer or sale of the securities in a manner that would require the registration under the Securities Act of the sale of the securities or that would be integrated with the offer or sale of the securities for purposes of the rules and regulations of the Nasdaq Capital Market such that it would require shareholder approval prior to the closing of such other transaction unless shareholder approval is obtained before the closing of such subsequent transaction.

第3.7节 集成。公司不应出售、提供出售或唆使购买公司任何证券，或针对公司任何证券的进行交涉（依据证券法第2节定义），从而使此证券与证券法下所规定的方式注册的其他提供出售或出售的证券向整合，或与相关交易进行交割前需根据纳斯达克要求需要由股东批准的证券向整合，除非此交易在交割前已获得股东批准。

Section 3.8 [intentionally omitted]

Section 3.9 Use of Proceeds. The Company shall use the net proceeds from the sale of the Units hereunder for working capital and general corporate purposes and shall not use such proceeds: (a) for the redemption of any Ordinary Shares or Ordinary Shares Equivalents, or (b) in violation of FCPA or OFAC regulations.

第3.9节 所得款项用途。公司应将本协议下出售证券单位的所得款项用于运营和公司日常支出，且不得将所得款项用于（a）赎回公司任何普通股或普通股等价物或（b）违反海外反腐败法或美国财政部海外资产控制法规。

For the purpose of this Agreement, the term “Ordinary Shares Equivalents” means any securities of the Company or the Subsidiaries which would entitle the holder thereof to acquire at any time Ordinary Shares, including, without limitation, any debt, preferred stock, right, option, warrant or other instrument that is at any time convertible into or exercisable or exchangeable for, or otherwise entitles the holder thereof to receive, Ordinary Shares.

仅就本协议而言，“普通股等价物”指公司或公司子公司任何授权持有人在任何时候可获得普通股的证券，包括但不限于，任何外债、优先股、权利、期权、权证或其他可以在任何时候可转换、可实行或可交换或使持有人在任何时候获得普通股的票据。

Section 3.10 Reporting Status. Until the date on which the Purchasers shall have sold all of the Units (the “Reporting Period”), the Company shall timely file all reports required to be filed with the SEC pursuant to the Exchange Act, and the Company shall not terminate its status as an issuer required to file reports under the Exchange Act even if the Exchange Act or the rules and regulations thereunder would no longer require or otherwise permit such termination.

第3.10节 报告状态。截止购买人将其证券单位全部出售的当天（“报告期限”）为止，公司应适时的相SEC提交交易法案下要求的所有文件并不应终止其在交易法下需提交相关报告的发行人身份，即便交易法或其他法律法规无此规定或对于其发行人身份的终止已被批准。

ARTICLE IV

第四条

CONDITIONS

条件

Section 4.1 Conditions Precedent to the Obligation of the Company to Sell the Units. The obligation hereunder of the Company to issue and sell the Units is subject to the satisfaction or waiver, at or before the Closing, of each of the conditions set forth below. These conditions are for the Company’s sole benefit and may be waived by the Company at any time in its sole discretion.

第4.1节 公司出售股票的义务的前提条件。在此协议下，公司仅在以下各条件在交割时或交割之前被满足或被放弃时，才承担发行并向购买人出售证券单位的义务。此等条件是基于公司的利益，公司可随时依据自己的决定选择放弃此等条件。

(a) Accuracy of the Purchaser’s Representations and Warranties. The representations and warranties of the Purchaser in this Agreement shall be true and correct in all material respects as of the date when made and as of the Closing Date as though made at that time, except for representations and warranties that are expressly made as of a particular date, which shall be true and correct in all material respects as of such date.

购买人的陈述与保证的准确性。此协议中购买人的陈述与保证以在各个重大方面都应真实并且准确，此真实性和准确性是针对协议签署时和交割日来衡量，但是若陈述和保证中明示说明了产生日期，则按照此日期来衡量。

(b) Performance by the Purchaser. The Purchaser shall have performed, satisfied and complied in all respects with all covenants, agreements and conditions required by this Agreement to be performed, satisfied or complied with by such Purchaser at or prior to the Closing.

购买人的履行。在交割时或交割之前，购买人应在各方面履行，达到并符合购买人应履行，达到或符合此协议所必需的要求，合同和条件。

(c) No Injunction. No statute, rule, regulation, executive order, decree, ruling or injunction shall have been enacted, entered, promulgated or endorsed by any court or governmental authority of competent jurisdiction which prohibits the consummation of any of the transactions contemplated by this Agreement.

无强制令。任何有管辖权的法院或政府机构不得制定，通过，颁布或支持任何禁止此协议中所述交易发生的法条，规则，规章，可执行命令，法令，判决或强制令。

(d) Delivery of Purchase Price. The Purchase Price for the Units shall have been delivered to the Company.

购买价格的告知。证券单位购买价格应已支付给公司。

(e) Delivery of this Agreement. This Agreement shall have been duly executed and delivered by the Purchaser to the Company.

合同的签署。购买人应签署此合同并递交至公司。

(f) Receipt of Nasdaq’s Approval. The Company shall receive from Nasdaq the approval of the supplemental listing application for the Units.

收到纳斯达克的批准。公司应从纳斯达克收到对交易增发证券单位申请的批准。

(g) Receipt of the Company’s Shareholders’ Approval. The Company shall receive from its shareholders the approval of the transaction contemplated by this Agreement.

收到公司股东的批准。 公司应获得股东对本协议项下交易的批准。

Section 4.2 Conditions Precedent to the Obligation of the Purchaser to Purchase the Units. The obligation hereunder of the Purchaser to acquire and pay for the Units offered in Offering is subject to the satisfaction or waiver, at or before the Closing, of each of the conditions set forth below. These conditions are for the Purchaser’s sole benefit and may be waived by such Purchaser at any time in its sole discretion.

第4.2节 购买人购买股票的义务的前提条件。在此协议下，购买人仅在以下各个条件在交割时或交割之前被满足或被放弃时，才承担购买证券单位并支付的义务。此等条件是基于购买人的利益，并且购买人可随时自行决定选择放弃此等条件。

(a) Accuracy of the Company’s Representations and Warranties. Each of the representations and warranties of the Company in this Agreement shall be true and correct in all respects as of the date when made and as of the Closing Date as though made at that time, except for representations and warranties that are expressly made as of a particular date, which shall be true and correct in all respects as of such date.

公司的陈述与保证的准确性。此协议中公司的陈述与保证在各个重大方面都应真实并且准确，此真实性和准确性是针对协议签署时和交割日来判定，但是若陈述和保证中明示说明了做出日期，则按照此日期来判定。

(b) Performance by the Company. The Company shall have performed, satisfied and complied in all respects with all covenants, agreements and conditions required by this Agreement to be performed, satisfied or complied with by the Company at or prior to the Closing.

公司的履行。在交割时或交割之前，公司应在各方面履行，满足并符合所有公司履行，满足或符合此协议所必需的合意，合同和条件。

(c) No Injunction. No statute, rule, regulation, executive order, decree, ruling or injunction shall have been enacted, entered, promulgated or endorsed by any court or governmental authority of competent jurisdiction which prohibits the consummation of any of the transactions contemplated by this Agreement.

无强制令。任何有管辖权的法院或政府机构不得制定，通过，颁布或支持任何禁止此协议中所述交易发生的法条，规则，规章，可执行命令，法令，判决或强制令。

(d) No Proceedings or Litigation. No action, suit or proceeding before any arbitrator or any governmental authority shall have been commenced, and no investigation by any governmental authority shall have been threatened, against the Company, or any of the officers, directors or affiliates of the Company seeking to restrain, prevent or change the transactions contemplated by this Agreement, or seeking damages in connection with such transactions.

无诉讼程序或诉讼。不得在任何仲裁员或任何政府机构提起任何诉讼，案件或诉讼程序；任何政府机构不得针对公司，或公司的任何管理人员，董事会成员或附属机构发起调查，试图限制，禁止或改变此协议所述的交易或要去与此类交易有关的损害赔偿。

(e) Certificates. The Company shall have executed and delivered to each Purchaser a shareholder statement for the Shares being acquired by such Purchaser and a Warrant immediately after the Closing to such address set forth next to each Purchaser with respect to the Closing.

证书。公司应当在交割后立即签署并向每位购买人所购买的普通股与期权送达一份股东声明。送达地址依交割时购买人的地址为准。

(f) Resolutions. The Board of Directors of the Company shall have adopted resolution consistent with Section 2.1(b) hereof in a form reasonably acceptable to such Purchaser (the “Resolution”).

决议。公司董事会应采纳与此协议中第2.1节(b)相一致的，在形式上可被此购买人合理的接受的决议（ “决议”）。

(g) Material Adverse Effect. No Material Adverse Effect shall have occurred at or before the Closing Date.

重大负面影响。在交割日或交割日之前不得产生重大负面影响。

ARTICLE V

第五条

Stock Certificate Legend

股权证书上的说明

Section 5.1 Legend. Each of the Shares underlying the Units shall be stamped or otherwise imprinted with a legend substantially in the following form (in addition to any legend required by applicable state securities or “blue sky” laws):

第5.1节 限制交易说明。每份证券单位中相应的普通股都应盖印或刻印有与下段文字基本相同的限制交易说明（此受限说明是对任何相关的州证券法或“蓝天”法下的限制交易说明的补充）：

“THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE “1933 ACT”), OR ANY STATE SECURITIES LAW. THE HOLDER HEREOF, BY PURCHASING SUCH SECURITIES, AGREES FOR THE BENEFIT OF JIUZI HOLDINGS INC. (THE “COMPANY”) THAT SUCH SECURITIES MAY BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED ONLY (A) TO THE COMPANY, (B) PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE 1933 ACT AND IN COMPLIANCE WITH ANY APPLICABLE LOCAL SECURITIES LAWS AND REGULATIONS, (C) OUTSIDE THE UNITED STATES IN ACCORDANCE WITH RULE 904 OF REGULATION S UNDER THE 1933 ACT AND IN COMPLIANCE WITH ANY APPLICABLE LOCAL SECURITIES LAWS AND REGULATIONS, (D) IN COMPLIANCE WITH THE EXEMPTION FROM REGISTRATION UNDER THE 1933 ACT PROVIDED BY RULE 144 THEREUNDER, IF AVAILABLE, AND IN COMPLIANCE WITH ANY APPLICABLE STATE SECURITIES LAWS OR (E) IN A TRANSACTION THAT DOES NOT REQUIRE REGISTRATION UNDER THE 1933 ACT AND IN COMPLIANCE WITH ANY APPLICABLE STATE SECURITIES LAWS, PROVIDED THAT, IN THE CASE OF (C), (D) OR (E), THE HOLDER HAS DELIVERED TO THE COMPANY AND THE REGISTRAR AND TRANSFER AGENT AN OPINION OF COUNSEL OF RECOGNIZED STANDING IN FORM AND SUBSTANCE REASONABLY SATISFACTORY TO THE COMPANY AND THE REGISTRAR AND TRANSFER AGENT TO SUCH EFFECT. HEDGING TRANSACTIONS INVOLVING THE SECURITIES ARE PROHIBITED EXCEPT IN COMPLIANCE WITH THE 1933 ACT”

此股权证书中的证券尚未按照1933年美国证券法（“1933法案”）或任何州证券法的要求进行登记。为了保障Jiuzi Holdings Inc.（“公司”）的利益，持有人同意其购买的证券只可以在如下情况被邀约，出售，质押或转让：(a) 与公司之间的交易，(b) 根据有效的1933法案规定的申报登记表，并符合任何适用的当地证券法律和法规下进行的交易，(c) 1933法案第904条规定下符合任何适用的当地证券法律法规的美国境外交易，(d) 符合1933法案第144条规定的登记豁免，并符合任何适用的州证券法的交易, 或者 (e)不需要按照1933法案的要求登记，并符合任何适用的州证券法的交易——前提是在(c)，(d)或(e)所述的情况下，持有人已向公司，公司注册处以及过户代理人交付了符合他们要求的有关公认地位的法律意见书。此外，除非符合1933法案的要求，此股权证书中的证券不可以被用来进行对冲交易。

ARTICLE VI

第六条

Indemnification

补偿

Section 6.1 General Indemnity. The Company agrees to indemnify and hold harmless the Purchaser (and their respective directors, officers, managers, partners, members, shareholders, affiliates, agents, successors and assigns) from and against any and all losses, liabilities, deficiencies, costs, damages and expenses (including, without limitation, reasonable attorneys’ fees, charges and disbursements) incurred by the Purchaser as a result of any inaccuracy in or breach of the representations, warranties or covenants made by the Company herein. The Purchaser, severally but not jointly, agrees to indemnify and hold harmless the Company and its directors, officers, affiliates, agents, successors and assigns from and against any and all losses, liabilities, deficiencies, costs, damages and expenses (including, without limitation, reasonable attorneys’ fees, charges and disbursements) incurred by the Company as a result of any inaccuracy in or breach of the representations, warranties or covenants made by such Purchaser herein. The maximum aggregate liability of the Purchaser pursuant to its indemnification obligations under this Article VI shall not exceed the portion of the Purchase Price paid by the Purchaser hereunder. In no event shall any “Indemnified Party” (as defined below) be entitled to recover consequential or punitive damages resulting from a breach or violation of this Agreement.

第6.1节 常规补偿。公司同意补偿购买人（及其各自的董事会成员，高级职员，管理层人员，合伙人，成员，股东，附属机构，代理人，继承人和子实体）并保证其免受任何及所有的损失，责任，短缺，费用，损害赔偿和花销（包括但不限于，合理的律师费），以上所有损失都由购买人承担的，因公司做出的保证，陈述和协议中的不准确或违反了其中条款而产生。购买人同意分别但不连带的补偿公司及其董事会成员，附属机构，代理人，继承者和子实体，并使其免受任何及所有的损失，责任，短缺，费用，损害赔偿和花销（包括但不限于，合理的律师费），以上所有损失是由公司承担的，因购买人做出的保证，陈述和协议中的不准确或违反了其中条款而产生。购买人依此第6.1条中所述补偿而承担的最大的总责任不得超过此购买人所支付的购买价格。任何“受补偿方” （定义见下）不得享有因违反此协议而引起的间接损害赔偿或惩罚性损害赔偿。

Section 6.2 Indemnification Procedure. Any party entitled to indemnification under this Article VI (an “Indemnified Party”) will give written notice to the indemnifying party of any matters giving rise to a claim for indemnification; provided, that the failure of any party entitled to indemnification hereunder to give notice as provided herein shall not relieve the indemnifying party of its obligations under this Article VI except to the extent that the indemnifying party is actually prejudiced by such failure to give notice. In case any action, proceeding or claim is brought against an Indemnified Party in respect of which indemnification is sought hereunder, the indemnifying party shall be entitled to participate in and, unless in the reasonable judgment of the Indemnified Party a conflict of interest between it and the indemnifying party may exist with respect of such action, proceeding or claim, to assume the defense thereof with counsel reasonably satisfactory to the Indemnified Party. In the event that the indemnifying party advises an Indemnified Party that it will contest such a claim for indemnification hereunder, or fails, within thirty (30) days of receipt of any indemnification notice to notify, in writing, such person of its election to defend, settle or compromise, at its sole cost and expense, any action, proceeding or claim (or discontinues its defense at any time after it commences such defense), then the Indemnified Party may, at its option, defend, settle or otherwise compromise or pay such action or claim. In any event, unless and until the indemnifying party elects in writing to assume and does so assume the defense of any such claim, proceeding or action, the Indemnified Party’s costs and expenses arising out of the defense, settlement or compromise of any such action, claim or proceeding shall be losses subject to indemnification hereunder. The Indemnified Party shall cooperate fully with the indemnifying party in connection with any negotiation or defense of any such action or claim by the indemnifying party and shall furnish to the indemnifying party all information reasonably available to the Indemnified Party which relates to such action or claim. The indemnifying party shall keep the Indemnified Party fully apprised at all times as to the status of the defense or any settlement negotiations with respect thereto. If the indemnifying party elects to defend any such action or claim, then the Indemnified Party shall be entitled to participate in such defense with counsel of its choice at its sole cost and expense. The indemnifying party shall not be liable for any settlement of any action, claim or proceeding effected without its prior written consent, provided, however, that the indemnifying party shall be liable for any settlement if the indemnifying party is advised of the settlement but fails to respond to the settlement within thirty (30) days of receipt of such notification. Notwithstanding anything in this Article VI to the contrary, the indemnifying party shall not, without the Indemnified Party’s prior written consent, settle or compromise any claim or consent to entry of any judgment in respect thereof which imposes any future obligation on the Indemnified Party or which does not include, as an unconditional term thereof, the giving by the claimant or the plaintiff to the Indemnified Party of a release from all liability in respect of such claim. The indemnification required by this Article VI shall be made by periodic payments of the amount thereof during the course of investigation or defense, as and when bills are received or expense, loss, damage or liability is incurred, so long as the Indemnified Party irrevocably agrees to refund such moneys if it is ultimately determined by a court of competent jurisdiction that such party was not entitled to indemnification. The indemnity agreements contained herein shall be in addition to (a) any cause of action or similar rights of the Indemnified Party against the indemnifying party or others, and (b) any liabilities the indemnifying party may be subject to pursuant to the law.

第6.2节 补偿程序。任何依据此第六条有权享有补偿的当事方（“受补偿方”）应就任何因此补偿而引出的诉讼请求向补偿方发出书面通知；前提是，若受补偿方未能发出此通知，补偿方仍需承担其在此第六条下的补偿责任，除非此不作为会对补偿方产生不公正结果。在就此补偿而向受补偿方提出的任何诉讼，诉讼程序或诉讼请求中，补偿方应有权参与其中并与法律顾问一起提出受补偿方合理的觉得满意的抗辩，除非依据受补偿方的合理的判断，存在利益冲突，并且补偿方很可能在此诉讼，诉讼程序或诉讼请求中胜出。若补偿方告知受补偿方其将应诉，或在收到任何关于补偿的通知后的三十（30）天内未能书面通知受补偿方其将选择自费应诉，调解或折中方式（或在应诉后的任何时候停止抗辩），则受补偿方可自由选择应诉，调解或其它折中方法，或支付此诉讼或诉讼请求的费用。在任何情况下，除非补偿方书面选择并确已开始抗辩，因此抗辩，调节或折中方式而产生的受补偿方的费用和花销应为可依此条款补偿的款项。受补偿方应就此诉讼或诉讼请求的协商或抗辩与补偿方全力合作，并向补偿方提供受补偿方可合理获取的与此诉讼或诉讼请求相关的所有信息。补偿方应将抗辩或任何调解协商的进展情况及时 通知受补偿方。若补偿方选择应诉此诉讼或诉讼请求，则受补偿方应有权自费与法律顾问参与到此抗辩中。补偿方不因任何未获其书面同意便生效的调解而承担责任，但是，若已将调解告知补偿方，但补偿方未能在收到此通知的三十（30）天内回应，则补偿方应对此调解承担责任。除非与此第六条规定相冲突，若未得到受补偿方的事先书面同意，补偿方不得同意调解或采用折中方式或同意任何要求受补偿方承担任何将来义务的判决或者不包含要求起诉方或原告免除所有受补偿方与此诉讼请求相关的所有责任这一无条件条款的判决。只要受补偿方同意（此同意为不可撤回）若适格法律管辖区的法院最终判定此当事方无权获得补偿，受补偿方将退还此所有补偿，则在调查或抗辩过程中收到的账单的款项，或在此期间产生的花销，损失，损害赔偿或责任的补偿应分期支付。此补偿协议是以下权利的补充（a）受补偿方针对补偿方所享有的任何诉因，及（b）任何补偿方可能依法承担的责任。

ARTICLE VII

第七条

Miscellaneous

其他条款

Section 7.1 Fees and Expenses. Except as otherwise set forth in this Agreement, each party shall pay the fees and expenses of its advisors, counsel, accountants and other experts, if any, and all other expenses, incurred by such party incident to the negotiation, preparation, execution, delivery and performance of this Agreement.

第7.1节 费用和花销。除此协议所述，各当事方应自行支付其顾问，会计师和其他专家的费用和花销，以及所有其他与协商，准备，执行，送达和履行此协议有关的花销。

Section 7.2 Specific Enforcement, Consent to Jurisdiction.

第7.2节 特别履行，同意接受司法管辖。

(a) The Company and the Purchaser acknowledge and agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent or cure breaches of the provisions of this Agreement and to enforce specifically the terms and provisions hereof or thereof, this being in addition to any other remedy to which any of them may be entitled by law or equity.

公司和购买人承认并同意一旦发生无法补救的损失，不得要求此协议的特别履行。双方也就此同意各方都有权要求强制令以阻止或消除此协议的违约情况，并要求执行此协议中的具体条款，此救济是对任何依据法律或衡平法可适用的救济的补充。

(b) Each of the Company and the Purchaser hereby irrevocably submits to the jurisdiction of the United States District Court sitting in the Southern District of New York and the courts of the State of New York located in New York county for the purposes of any suit, action or proceeding arising out of or relating to this Agreement or the transactions contemplated hereby or thereby. Each of the Company and the Purchaser consents to process being served in any such suit, action or proceeding by mailing a copy thereof via registered or certified mail or overnight delivery (with evidence of delivery) to such party at the address in effect for notices to it under this Agreement and agrees that such service shall constitute good and sufficient service of process and notice thereof. Nothing in this Section 7.2 shall affect or limit any right to serve process in any other manner permitted by law. Each party hereby irrevocably waives personal service of process and consents to process being served in any such suit, action or proceeding by mailing a copy thereof to such party at the address for such notices to it under this Agreement and agrees that such service shall constitute good and sufficient service of process and notice thereof. The Company hereby appoints Hunter Taubman Fischer & Li LLC, with offices at 950 Third Avenue, 19th Floor, New York, NY 10022 as its agent for service of process in New York. Nothing contained herein shall be deemed to limit in any way any right to serve process in any manner permitted by law.

公司和购买人就所有因此协议或其所述的交易而产生的诉讼或诉讼程序，接受位于纽约州南区的美国巡回法院以及位于纽约郡的纽约州法院的管辖。公司和购买人同意在此类诉讼中送达服务可通过使用挂号信或第二日送达服务（需有送达的证明）或电子邮件、电话传真将依此协议所需的通知复印件送达至有效的地址，并同意此类送达是良好有效的法律文书送达和通知。第7.2节不得影响或限制任何其他法律允许的送达方式。各当事方就此放弃对个人送达法律文书的要求，同意以邮寄作为法律文书送达方式，并同意此类送达是良好有效的法律文书送达和通知。公司就此指定翰博文律师事务所（950 Third Avenue, 19th Floor, New York, NY 10022）为文书送达的代理人。此条款不得限制任何其他法律所允许的有关法律文书送达的权利。

Section 7.3 Entire Agreement; Amendment. This Agreement contains the entire understanding and agreement of the parties with respect to the matters covered hereby and, except as specifically set forth herein, neither the Company nor any of the Purchaser makes any representations, warranty, covenant or undertaking with respect to such matters and they supersede all prior understandings and agreements with respect to said subject matter, all of which are merged herein. No provision of this Agreement may be waived or amended other than by a written instrument signed by the Company and the Purchaser, and no provision hereof may be waived other than by a written instrument signed by the party against whom enforcement of any such waiver is sought.

第7.3节 合同的完整性；修正。此协议中包含了合同各方对此协议的相关事项的完整理解和合意，除非此协议中明确指明，公司或购买人没有对此协议中所述事项做出其他任何陈述，保证，协议或承诺；针对所述事项的所有先前的理解和合意都合并到此协议中，并被此协议所取代。若无公司和购买人的书面同意，此协议的任何条款不得被取消或修改。

Section 7.4 Notices. All notices, demands, consents, requests, instructions and other communications to be given or delivered or permitted under or by reason of the provisions of this Agreement or in connection with the transactions contemplated hereby shall be in writing and shall be deemed to be delivered and received by the intended recipient as follows: (i) if personally delivered, on the business day of such delivery (as evidenced by the receipt of the personal delivery service), (ii) if mailed certified or registered mail return receipt requested, two (2) business days after being mailed, (iii) if delivered by overnight courier (with all charges having been prepaid), on the business day of such delivery (as evidenced by the receipt of the overnight courier service of recognized standing), or (iv) if delivered by facsimile transmission, on the business day of such delivery if sent by 6:00 p.m. in the time zone of the recipient, or if sent after that time, on the next succeeding business day (as evidenced by the printed confirmation of delivery generated by the sending party’s telecopier machine). If any notice, demand, consent, request, instruction or other communication cannot be delivered because of a changed address of which no notice was given (in accordance with this Section 7.4), or the refusal to accept same, the notice, demand, consent, request, instruction or other communication shall be deemed received on the second business day the notice is sent (as evidenced by a sworn affidavit of the sender). All such notices, demands, consents, requests, instructions and other communications will be sent to the following addresses or facsimile numbers as applicable:

第7.4节 通知。所有通知，要求，同意，请求，指示和其他因此协议需要或允许的交流或与此协议中的交易相关的交流应以书面形式出现，在以下情况中，应被视为已送达并由预期的接收者收取：（i）若人力递送，则是递送的工作日（以人力递送服务的收据为证），（ii）若由要求回执的挂号信邮寄，则为邮寄后的两（2）个工作日，（iii）若使用第二日送达的快递服务（预付所有费用），则为递送的工作日（以具有一定公信力的第二日送达服务的收据为证），或（iv）若通过传真，且在收信人当地时间下午六点前发出的，为传真当天，若在其他时间，则为下一个工作日（以发送方传真机器打印的确认发送的通知为证）。若任何通知，要求，同意，请求，指示和其他交流因地址改变且未事前通知（须符合第7.4节要求），或者拒绝接收，则此通知，要求，同意，请求，指示和其他交流应视为在通知发出的第二个工作受到（以发送方的宣誓书为证）。所有此类通知，要求，同意，请求，指示和其他交流应递送至以下地址或传真号码：

If to the Company:

若至公司：

Jiuzi Holdings Inc.

No.168 Qianjiang Nongchang Gengwen Road, 15th Floor

Economic and Technological Development Zone

Xiaoshan District, Hangzhou City

Zhejiang Province 310000

People’s Republic of China

Tel: + 86-0571-82651956

with copies (which shall not constitute notice) to:

同时复印件（不构成通知）寄至：

Hunter Taubman Fischer & Li LLC

950 Third Avenue, 19th Floor

New York, NY 10022

Attn:  Joan Wu, Esq.

Email: jwu@htflawyers.com

If to Purchasers:

如至购买人：

The addresses listed on Exhibit B

在附件B中列明的地址

Any party hereto may from time to time change its address for notices by giving at least ten (10) days written notice of such changed address to the other party hereto.

任何当事方可时常更改通知所用的地址，但需提前十（10）天以书面形式告知另一方。

Section 7.5 Waivers. No waiver by any party of any default with respect to any provision, condition or requirement of this Agreement shall be deemed to be a continuing waiver in the future or a waiver of any other provisions, condition or requirement hereof, nor shall any delay or omission of any party to exercise any right hereunder in any manner impair the exercise of any such right accruing to it thereafter.

第7.5节 豁免。任何一方关于对某一条款，条件或要求违约的豁免不能视为未来或对其他条款，条件或要求的豁免。

Section 7.6 Headings. The section headings contained in this Agreement (including, without limitation, section headings and headings in the exhibits and schedules) are inserted for reference purposes only and shall not affect in any way the meaning, construction or interpretation of this Agreement. Any reference to the masculine, feminine, or neuter gender shall be a reference to such other gender as is appropriate. References to the singular shall include the plural and vice versa.

第7.6节 编号。此协议中的编号（包括但不限于各节编号以及附表和清单中的编号）仅是出于引用方便的考虑，不影响此协议的释义，解释或理解。任何分性别或不分性别的指代都应包括所有性别的指代。任何单数名词包应包括其相对应的复数名词，反之亦然。

Section 7.7 Successors and Assigns. This Agreement may not be assigned by a party hereto without the prior written consent of the Company or the Purchaser, as applicable, provided, however, that, subject to federal and state securities laws, a Purchaser may assign its rights and delegate its duties hereunder in whole or in part to an affiliate or to a third party acquiring all or substantially all of its Units in a private transaction without the prior written consent of the Company or the other Purchaser, after notice duly given by such Purchaser to the Company provided, that no such assignment or obligation shall affect the obligations of such Purchaser hereunder and that such assignee agrees in writing to be bound, with respect to the transferred securities, by the provisions hereof that apply to the Purchaser. The provisions of this Agreement shall inure to the benefit of and be binding upon the respective permitted successors and assigns of the parties. Nothing in this Agreement, express or implied, is intended to confer upon any party other than the parties hereto or their respective successors and assigns any rights, remedies, obligations or liabilities under or by reason of this Agreement, except as expressly provided in this Agreement.

第7.7节 继承者和子实体。若未获得公司和购买人的事前书面同意，各当事方公司不得转让本协议；但是，依据联邦和州的证券法或交易文件所述，在未获得公司或其他购买人的事前书面同意下，但此购买人告知公司之后，购买人可向附属机构或在非公开交易中收购了其全部或基本全部证券单位的第三方转让其全部或部分权利及义务；但是，此权利或义务的转让会影响此购买人在协议下的义务，此受转让者书面同意就被转让的证券以及接受此协议中适用于此购买人的条款的约束力。此协议的条款对允许的各继承者和子实体具有约束力。除在此协议中明示之外，此协议的条款，明示或暗含的，都不赋予除协议中的当事方及其各自的继承者和子实体任何权利，救济，义务或责任。

Section 7.8 Governing Law. This Agreement shall be governed by and construed in accordance with the internal laws of the State of New York. This Agreement shall be interpreted or construed with any presumption against the party causing this Agreement to be drafted.

第7.8节 适用法律。此协议应根据纽约州的州内法执行和解释。此协议适用“对起草人不利”的原则。

Section 7.9 Survival. The representations and warranties of the Company and the Purchaser shall survive the execution and delivery hereof and the Closing hereunder for a period of three (3) years following the Closing Date.

第7.9节 存续。公司和购买人的保证与陈述在此协议签署和送达后继续有效，有效期为交割日之后的三年。

Section 7.10 Counterparts. This Agreement may be executed in any number of counterparts, each of which when so executed shall be deemed to be an original and, all of which taken together shall constitute one and the same Agreement and shall become effective when counterparts have been signed by each party and delivered to the other parties hereto, it being understood that all parties need not sign the same counterpart. In the event that any signature is delivered by facsimile transmission, such signature shall create a valid binding obligation of the party executing (or on whose behalf such signature is executed) the same with the same force and effect as if such facsimile signature were the original thereof.

第7.10节 副本。此协议可在多个副本上签署，每一份副本都可视为原件，所有副本都可视为同一协议并且在各方签署并送达本协议另一方时生效，当事方无需签署每一份副本。若签名是通过传真发送，此传真签名对签署方的约束力与将此传真签名视为原件的约束力相同

Section 7.11 Severability. The provisions of this Agreement are severable and, in the event that any court of competent jurisdiction shall determine that any one or more of the provisions or part of the provisions contained in this Agreement shall, for any reason, be held to be invalid, illegal or unenforceable in any respect, such invalidity, illegality or unenforceability shall not affect any other provision or part of a provision of this Agreement and such provision shall be reformed and construed as if such invalid or illegal or unenforceable provision, or part of such provision, had never been contained herein, so that such provisions would be valid, legal and enforceable to the maximum extent possible.

第7.11节 可分割性。此协议中的条款具有可分割性，若具有适格管辖权的法院判定此协议和交易文件中的任意条款无效，不合法或不可执行，其他条款的效力不受影响，并且在解释此有效条款时，应将无效的条款视为不存在，以便有效条款能在最大程度上被执行。

Section 7.12 Individual Capacity. Each Purchaser enters into this Agreement on its own capacity, and not as a group with other Purchasers. Each Purchaser, severally but not jointly, makes representations and warranties contained under this Agreement.

第7.12节 个人名义。各购买人是以其个人名义签署此合同，而非与其他购买人为一个团体。各购买人，独立地而非联合地，作出此合约下包含的陈述和保证。

Section 7.13 Termination. This Agreement may be terminated prior to Closing by mutual written agreement of the Purchaser and the Company.

第7.13节 终止。此协议可在交割前由购买人和公司双方书面同意终止。

Section 7.14. Language. The Agreement is in both English and Chinese, which both have binding effects. If there is any conflict between the English and Chinese language, English language prevails.

第7.14节 语言。本协议含有英文和中文，英文和中文都有约束力。如两个语言版本有冲突，以英文版本为准。

[Remainder of Page Intentionally Left Blank; Signature Pages Follow]

[余页故意留空；下页为签名页]

[Signature Page of the Company]

[公司的签字页]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed by their respective authorized officer as of the date first above written.

在此各方确认和签署。

The Company:	JIUZI HOLDINGS INC.
公司

By:
	Name:	Tao Li
	Title:	Chief Executive Officer
首席执行官

Signature Page of the Purchaser

购买人签字页

IN WITNESS WHEREOF, the Purchaser has caused this Agreement to be duly executed individually or by its authorized officer or member as of the date first above written.

购买人在此确认和同意协议的条款，并有效签署该协议。

The Purchaser:
购买人:

By:
签字
Name:
名称

Number of Units Purchased （购买的证券单位数）:

Total Purchase Price（购买价格）: $

Address and Contacts of Purchaser

购买人的地址和联系方式

______________________________________________________________________________

Telephone（电话）:

Email（电子邮箱）:

NEITHER THIS SECURITY NOR THE SECURITIES FOR WHICH THIS SECURITY IS EXERCISABLE HAVE BEEN REGISTERED WITH THE SECURITIES AND EXCHANGE COMMISSION OR THE SECURITIES COMMISSION OF ANY STATE IN RELIANCE UPON AN EXEMPTION FROM REGISTRATION UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”), AND, ACCORDINGLY, MAY NOT BE OFFERED OR SOLD EXCEPT PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE SECURITIES ACT OR PURSUANT TO AN AVAILABLE EXEMPTION FROM, OR IN A TRANSACTION NOT SUBJECT TO, THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT AND IN ACCORDANCE WITH APPLICABLE STATE SECURITIES LAWS. THIS SECURITY AND THE SECURITIES ISSUABLE UPON EXERCISE OF THIS SECURITY MAY BE PLEDGED IN CONNECTION WITH A BONA FIDE MARGIN ACCOUNT OR OTHER LOAN SECURED BY SUCH SECURITIES.

FORM OF ORDINARY SHARES PURCHASE WARRANT

JIUZI HOLDINGS INC.

Warrant Shares: [ ]	Issuance Date: ________, 2023

THIS ORDINARY SHARES PURCHASE WARRANT (the “Warrant”) certifies that, for value received, _____________ or its assigns (the “Holder”) is entitled, upon the terms and subject to the limitations on exercise and the conditions hereinafter set forth, at any time on or after [ ], 2023 (the “Initial Exercise Date”) and on or prior to 5:00 p.m. (New York City time) on [ ], 2028 (the “Termination Date”) but not thereafter, to subscribe for and purchase from Jiuzi Holdings Inc., a Cayman Islands company (the “Company”), up to one Ordinary Share (as subject to adjustment hereunder, the “Warrant Shares”). This Warrant is part of units (“Units”), each Unit consisting of one ordinary share, par value $ US$0.018 per share , (the “Ordinary Shares”) and Warrant (the “Warrant”) to purchase up to three Ordinary Shares, issued pursuant to that certain Securities Purchase Agreement (the “Purchase Agreement”) dated as of [ ], 2023 among the Company and the purchasers signatory thereto, as amended from time to time.

Section 1. Definitions. Capitalized terms used and not otherwise defined herein shall have the meanings set forth in the Purchase Agreement.

Section 2. Exercise.

(a) Exercise of Warrant. Exercise of the purchase rights represented by this Warrant may be made, in whole or in part, at any time or times on or after the Initial Exercise Date and on or before the Termination Date by delivery to the Company of a duly executed facsimile copy or a PDF copy submitted by e-mail (or e-mail attachment) of the Notice of Exercise in the form annexed hereto (the “Notice of Exercise”). Within the earlier of (i) two (2) Trading Days and (ii) the number of Trading Days comprising the Standard Settlement Period (as defined in Section 2(e)(i) herein) following the date of exercise as aforesaid, the Holder shall deliver the aggregate Exercise Price for the shares specified in the applicable Notice of Exercise by wire transfer or cashier’s check drawn on a United States bank unless the cashless exercise procedure specified in Section 2(c) below is specified in the applicable Notice of Exercise. No ink-original Notice of Exercise shall be required, nor shall any medallion guarantee (or other type of guarantee or notarization) of any Notice of Exercise be required. Notwithstanding anything herein to the contrary, the Holder shall not be required to physically surrender this Warrant to the Company until the Holder has purchased all of the Warrant Shares available hereunder and the Warrant has been exercised in full, in which case, the Holder shall surrender this Warrant to the Company for cancellation within three (3) Trading Days of the date on which the final Notice of Exercise is delivered to the Company. Partial exercises of this Warrant resulting in purchases of a portion of the total number of Warrant Shares available hereunder shall have the effect of lowering the outstanding number of Warrant Shares purchasable hereunder in an amount equal to the applicable number of Warrant Shares purchased. The Holder and the Company shall maintain records showing the number of Warrant Shares purchased and the date of such purchases. The Company shall deliver any objection to any Notice of Exercise within one (1) Business Day of receipt of such notice. The Holder and any assignee, by acceptance of this Warrant, acknowledge and agree that, by reason of the provisions of this paragraph, following the purchase of a portion of the Warrant Shares hereunder, the number of Warrant Shares available for purchase hereunder at any given time may be less than the amount stated on the face hereof.

(b) Exercise Price. The exercise price of the Ordinary Shares under this Warrant shall be $1.10, subject to adjustment hereunder (the “Exercise Price”).

(c) Cashless Exercise. If at any time after the six-month anniversary of the Issuance Date, there is no effective registration statement registering, or no current prospectus available for, the resale of the Warrant Shares by the Holder, then this Warrant may also be exercised, in whole or in part, at such time by means of a “cashless exercise” in which the Holder shall be entitled to receive a number of Warrant Shares equal to the quotient obtained by dividing [(A-B) (X)] by (A), where:

(A)	=	as applicable: (i) the VWAP on the Trading Day immediately preceding the date of the applicable Notice of Exercise if such Notice of Exercise is (1) both executed and delivered pursuant to Section 2(a) hereof on a day that is not a Trading Day or (2) both executed and delivered pursuant to Section 2(a) hereof on a Trading Day prior to the opening of “regular trading hours” (as defined in Rule 600(b)(64) of Regulation NMS promulgated under the federal securities laws) on such Trading Day, (ii) at the option of the Holder, either (y) the VWAP on the Trading Day immediately preceding the date of the applicable Notice of Exercise or (z) the Bid Price of the Ordinary Shares on the principal Trading Market as reported by Bloomberg L.P. as of the time of the Holder’s execution of the applicable Notice of Exercise if such Notice of Exercise is executed during “regular trading hours” on a Trading Day and is delivered within two (2) hours thereafter (including until two (2) hours after the close of “regular trading hours” on a Trading Day) pursuant to Section 2(a) hereof or (iii) the VWAP on the date of the applicable Notice of Exercise if the date of such Notice of Exercise is a Trading Day and such Notice of Exercise is both executed and delivered pursuant to Section 2(a) hereof after the close of “regular trading hours” on such Trading Day;

(B)	=	the Exercise Price of this Warrant, as adjusted hereunder; and

(X)	=	the number of Warrant Shares that would be issuable upon exercise of this Warrant in accordance with the terms of this Warrant if such exercise were by means of a cash exercise rather than a cashless exercise.

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If Warrant Shares are issued in such a cashless exercise, the parties acknowledge and agree that in accordance with Section 3(a)(9) of the Securities Act, the Warrant Shares shall take on the characteristics of the Warrants being exercised, and the holding period of the Warrant Shares being issued may be tacked on to the holding period of this Warrant. The Company agrees not to take any position contrary to this Section 2(c). Without limiting the cashless exercise provision set forth in this Section 2(c), the liquidated damages provision in Section 2(d)(i) or the buy-in provision in Section 2(d)(iv), there is no circumstance that would require the Company to net-cash settle this Warrant.

“Bid Price” means, for any date, the price determined by the first of the following clauses that applies: (a) if the Ordinary Shares are then listed or quoted on a Trading Market, the bid price of the Ordinary Shares for the time in question (or the nearest preceding date) on the Trading Market on which the Ordinary Shares are then listed or quoted as reported by Bloomberg L.P. (based on a Trading Day from 9:30 a.m. (New York City time) to 4:02 p.m. (New York City time)), (b) if OTCQB or OTCQX is not a Trading Market, the volume weighted average price of the Ordinary Shares for such date (or the nearest preceding date) on OTCQB or OTCQX as applicable, (c) if the Ordinary Shares are not then listed or quoted for trading on OTCQB or OTCQX and if prices for the Ordinary Shares are then reported in the “Pink Sheets” published by OTC Markets Group, Inc. (or a similar organization or agency succeeding to its functions of reporting prices), the most recent bid price per Ordinary Shares so reported, or (d) in all other cases, the fair market value of an Ordinary Share as determined by an independent appraiser selected in good faith by the Purchasers of a majority in interest of the Securities then outstanding and reasonably acceptable to the Company, the fees and expenses of which shall be paid by the Company.

“VWAP” means, for any date, the price determined by the first of the following clauses that applies: (a) if the Ordinary Shares are then listed or quoted on a Trading Market, the daily volume weighted average price of the Ordinary Shares for such date (or the nearest preceding date) on the Trading Market on which the Ordinary Shares are then listed or quoted as reported by Bloomberg L.P. (based on a Trading Day from 9:30 a.m. (New York City time) to 4:02 p.m. (New York City time)), (b) if OTCQB or OTCQX is not a Trading Market, the volume weighted average price of the Ordinary Shares for such date (or the nearest preceding date) on OTCQB or OTCQX as applicable, (c) if the Ordinary Shares are not then listed or quoted for trading on OTCQB or OTCQX and if prices for the Ordinary Shares are then reported in the “Pink Sheets” published by OTC Markets Group, Inc. (or a similar organization or agency succeeding to its functions of reporting prices), the most recent bid price per share of the Ordinary Shares so reported, or (d) in all other cases, the fair market value of an Ordinary Share as determined by an independent appraiser selected in good faith by the Purchasers of a majority in interest of the Securities then outstanding and reasonably acceptable to the Company, the fees and expenses of which shall be paid by the Company.

(d) [Reserved]

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(e) Mechanics of Exercise.

(i) Delivery of Warrant Shares Upon Exercise. The Company shall cause the Warrant Shares purchased hereunder to be transmitted by the Transfer Agent to the Holder by crediting the account of the Holder’s or its designee’s balance account with The Depository Trust Company through its Deposit or Withdrawal at Custodian system (“DWAC”) if the Company is then a participant in such system and either (A) there is an effective registration statement permitting the issuance of the Warrant Shares to or resale of the Warrant Shares by the Holder or (B) the Warrant Shares are eligible for resale by the Holder without volume or manner-of-sale limitations pursuant to Rule 144 (assuming cashless exercise of the Warrants), and otherwise by physical delivery of a certificate, registered in the Company’s share register in the name of the Holder or its designee, for the number of Warrant Shares to which the Holder is entitled pursuant to such exercise to the address specified by the Holder in the Notice of Exercise by the date that is the earliest of (i) two (2) Trading Days after the delivery to the Company of the Notice of Exercise, (ii) one (1) Trading Day after delivery of the aggregate Exercise Price to the Company and (iii) the number of Trading Days comprising the Standard Settlement Period after the delivery to the Company of the Notice of Exercise (such date, the “Warrant Share Delivery Date”). Upon delivery of the Notice of Exercise, the Holder shall be deemed for all corporate purposes to have become the holder of record of the Warrant Shares with respect to which this Warrant has been exercised, irrespective of the date of delivery of the Warrant Shares, provided that payment of the aggregate Exercise Price (other than in the case of a cashless exercise) is received within the earlier of (i) two (2) Trading Days and (ii) the number of Trading Days comprising the Standard Settlement Period following delivery of the Notice of Exercise. The Company agrees to maintain a transfer agent that is a participant in the FAST program so long as this Warrant remains outstanding and exercisable. As used herein, “Standard Settlement Period” means the standard settlement period, expressed in a number of Trading Days, on the Company’s primary Trading Market with respect to the Ordinary Shares as in effect on the date of delivery of the Notice of Exercise.

(ii) Delivery of New Warrants Upon Exercise. If this Warrant shall have been exercised in part, the Company shall, at the request of a Holder and upon surrender of this Warrant certificate, at the time of delivery of the Warrant Shares, deliver to the Holder a new Warrant evidencing the rights of the Holder to purchase the unpurchased Warrant Shares called for by this Warrant, which new Warrant shall in all other respects be identical with this Warrant.

(iii) Rescission Rights. If the Company fails to cause the Transfer Agent to transmit to the Holder the Warrant Shares pursuant to Section 2(d)(i) by the Warrant Share Delivery Date, then the Holder will have the right to rescind such exercise.

(iv) No Fractional Shares or Scrip. No fractional shares or scrip representing fractional shares shall be issued upon the exercise of this Warrant. As to any fraction of a share which the Holder would otherwise be entitled to purchase upon such exercise, the Company shall, at its election, either pay a cash adjustment in respect of such final fraction in an amount equal to such fraction multiplied by the Exercise Price or round up to the next whole share.

(v) Charges, Taxes and Expenses. Issuance of Warrant Shares shall be made without charge to the Holder for any issue or transfer tax or other incidental expense in respect of the issuance of such Warrant Shares, all of which taxes and expenses shall be paid by the Company, and such Warrant Shares shall be issued in the name of the Holder or in such name or names as may be directed by the Holder; provided, however, that in the event that Warrant Shares are to be issued in a name other than the name of the Holder, this Warrant when surrendered for exercise shall be accompanied by the Assignment Form attached hereto duly executed by the Holder and the Company may require, as a condition thereto, the payment of a sum sufficient to reimburse it for any transfer tax incidental thereto. The Company shall pay all Transfer Agent fees required for same-day processing of any Notice of Exercise and all fees to the Depository Trust Company (or another established clearing corporation performing similar functions) required for same-day electronic delivery of the Warrant Shares.

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(vi) Closing of Books. The Company will not close its stockholder books or records in any manner which prevents the timely exercise of this Warrant, pursuant to the terms hereof.

Section 3. Certain Adjustments.

(a) Stock Dividends and Splits. If the Company, at any time while this Warrant is outstanding: (i) pays a stock dividend or otherwise makes a distribution or distributions on its Ordinary Shares or any other equity or equity equivalent securities payable in Ordinary Shares (which, for avoidance of doubt, shall not include any Ordinary Shares issued by the Company upon exercise of this Warrant), (ii) subdivides outstanding Ordinary Shares into a larger number of shares, (iii) combines (including by way of reverse stock split) outstanding Ordinary Shares into a smaller number of shares or (iv) issues by reclassification of Ordinary Shares any shares of capital stock of the Company, then in each case the Exercise Price shall be multiplied by a fraction of which the numerator shall be the number of Ordinary Shares (excluding treasury shares, if any) outstanding immediately before such event and of which the denominator shall be the number of Ordinary Shares outstanding immediately after such event, and the number of shares issuable upon exercise of this Warrant shall be proportionately adjusted such that the aggregate Exercise Price of this Warrant shall remain unchanged. Any adjustment made pursuant to this Section 3(a) shall become effective immediately after the record date for the determination of stockholders entitled to receive such dividend or distribution and shall become effective immediately after the effective date in the case of a subdivision, combination or re-classification.

(b) Pro Rata Distributions. During such time as this Warrant is outstanding, if the Company shall declare or make any dividend or other distribution of its assets (or rights to acquire its assets) to holders of Ordinary Shares, by way of return of capital or otherwise (including, without limitation, any distribution of cash, stock or other securities, property or options by way of a dividend, spin off, reclassification, corporate rearrangement, scheme of arrangement or other similar transaction) (a “Distribution”), at any time after the issuance of this Warrant, then, in each such case, the Holder shall be entitled to participate in such Distribution to the same extent that the Holder would have participated therein if the Holder had held the number of Ordinary Shares acquirable upon complete exercise of this Warrant (without regard to any limitations on exercise hereof, including without limitation, the Beneficial Ownership Limitation) immediately before the date of which a record is taken for such Distribution, or, if no such record is taken, the date as of which the record holders of Ordinary Shares are to be determined for the participation in such Distribution (provided, however, that, to the extent that the Holder’s right to participate in any such Distribution would result in the Holder exceeding the Beneficial Ownership Limitation, then the Holder shall not be entitled to participate in such Distribution to such extent (or in the beneficial ownership of any Ordinary Shares as a result of such Distribution to such extent) and the portion of such Distribution shall be held in abeyance for the benefit of the Holder until such time, if ever, as its right thereto would not result in the Holder exceeding the Beneficial Ownership Limitation).

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(c) Number of Warrant Shares. Simultaneously with any adjustment to the Exercise Price pursuant to Section 3(a) above, the number of Warrant Shares that may be purchased upon exercise of this Warrant shall be increased or decreased proportionately, so that after such adjustment the aggregate Exercise Price payable hereunder for the adjusted number of Warrant Shares shall be the same as the aggregate Exercise Price in effect immediately prior to such adjustment (without regard to any limitations on exercise contained herein).

(d) Calculations. All calculations under this Section 3 shall be made to the nearest cent or the nearest 1/100th of a share, as the case may be. For purposes of this Section 3, the number of Ordinary Shares deemed to be issued and outstanding as of a given date shall be the sum of the number of Ordinary Shares (excluding treasury shares, if any) issued and outstanding.

(e) Notice to Holder.

(i) Adjustment to Exercise Price. Whenever the Exercise Price is adjusted pursuant to any provision of this Section 3, the Company shall promptly deliver to the Holder by facsimile or email a notice setting forth the Exercise Price after such adjustment and any resulting adjustment to the number of Warrant Shares and setting forth a brief statement of the facts requiring such adjustment.

(ii) Notice to Allow Exercise by Holder. If (A) the Company shall declare a dividend (or any other distribution in whatever form) on the Ordinary Shares, (B) the Company shall declare a special nonrecurring cash dividend on or a redemption of the Ordinary Shares, (C) the Company shall authorize the granting to all holders of the Ordinary Shares rights or warrants to subscribe for or purchase any shares of capital stock of any class or of any rights, (D) the approval of any stockholders of the Company shall be required in connection with any reclassification of the Ordinary Shares, any consolidation or merger to which the Company is a party, any sale or transfer of all or substantially all of the assets of the Company, or any compulsory share exchange whereby the Ordinary Shares are converted into other securities, cash or property, or (E) the Company shall authorize the voluntary or involuntary dissolution, liquidation or winding up of the affairs of the Company, then, in each case, the Company shall cause to be delivered by facsimile or email to the Holder at its last facsimile number or email address as it shall appear upon the Warrant Register of the Company, at least 20 calendar days prior to the applicable record or effective date hereinafter specified, a notice stating (x) the date on which a record is to be taken for the purpose of such dividend, distribution, redemption, rights or warrants, or if a record is not to be taken, the date as of which the holders of the Ordinary Shares of record to be entitled to such dividend, distributions, redemption, rights or warrants are to be determined or (y) the date on which such reclassification, consolidation, merger, sale, transfer or share exchange is expected to become effective or close, and the date as of which it is expected that holders of the Ordinary Shares of record shall be entitled to exchange their Ordinary Shares for securities, cash or other property deliverable upon such reclassification, consolidation, merger, sale, transfer or share exchange; provided that the failure to deliver such notice or any defect therein or in the delivery thereof shall not affect the validity of the corporate action required to be specified in such notice. To the extent that any notice provided in this Warrant constitutes, or contains, material, non-public information regarding the Company or any of the Subsidiaries, the Company shall simultaneously file such notice with the Commission pursuant to a Current Report on Form 6-K. The Holder shall remain entitled to exercise this Warrant during the period commencing on the date of such notice to the effective date of the event triggering such notice except as may otherwise be expressly set forth herein.

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Section 4. Transfer of Warrant.

(a) Transferability. Subject to compliance with any applicable securities laws and the conditions set forth in Section 4(d) hereof and to the provisions of Section 4.1 of the Purchase Agreement, this Warrant and all rights hereunder (including, without limitation, any registration rights) are transferable, in whole or in part, upon surrender of this Warrant at the principal office of the Company or its designated agent, together with a written assignment of this Warrant substantially in the form attached hereto duly executed by the Holder or its agent or attorney and funds sufficient to pay any transfer taxes payable upon the making of such transfer. Upon such surrender and, if required, such payment, the Company shall execute and deliver a new Warrant or Warrants in the name of the assignee or assignees, as applicable, and in the denomination or denominations specified in such instrument of assignment, and shall issue to the assignor a new Warrant evidencing the portion of this Warrant not so assigned, and this Warrant shall promptly be cancelled. Notwithstanding anything herein to the contrary, the Holder shall not be required to physically surrender this Warrant to the Company unless the Holder has assigned this Warrant in full, in which case, the Holder shall surrender this Warrant to the Company within three (3) Trading Days of the date on which the Holder delivers an assignment form to the Company assigning this Warrant in full. The Warrant, if properly assigned in accordance herewith, may be exercised by a new holder for the purchase of Warrant Shares without having a new Warrant issued.

(b) New Warrants. This Warrant may be divided or combined with other Warrants upon presentation hereof at the aforesaid office of the Company, together with a written notice specifying the names and denominations in which new Warrants are to be issued, signed by the Holder or its agent or attorney. Subject to compliance with Section 4(a), as to any transfer which may be involved in such division or combination, the Company shall execute and deliver a new Warrant or Warrants in exchange for the Warrant or Warrants to be divided or combined in accordance with such notice. All Warrants issued on transfers or exchanges shall be dated the initial Issuance Date of this Warrant and shall be identical with this Warrant except as to the number of Warrant Shares issuable pursuant thereto.

(c) Warrant Register. The Company shall register this Warrant, upon records to be maintained by the Company for that purpose (the “Warrant Register”), in the name of the record Holder hereof from time to time. The Company may deem and treat the registered Holder of this Warrant as the absolute owner hereof for the purpose of any exercise hereof or any distribution to the Holder, and for all other purposes, absent actual notice to the contrary.

(d) Transfer Restrictions. If, at the time of the surrender of this Warrant in connection with any transfer of this Warrant, the transfer of this Warrant shall not be either (i) registered pursuant to an effective registration statement under the Securities Act and under applicable state securities or blue sky laws or (ii) eligible for resale without volume or manner-of-sale restrictions or current public information requirements pursuant to Rule 144, the Company may require, as a condition of allowing such transfer, that the Holder or transferee of this Warrant, as the case may be, comply with the provisions of Section 5.7 of the Purchase Agreement.

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(e) Representation by the Holder. The Holder, by the acceptance hereof, represents and warrants that it is acquiring this Warrant and, upon any exercise hereof, will acquire the Warrant Shares issuable upon such exercise, for its own account and not with a view to or for distributing or reselling such Warrant Shares or any part thereof in violation of the Securities Act or any applicable state securities law, except pursuant to sales registered or exempted under the Securities Act.

Section 5. Miscellaneous.

(a) No Rights as Stockholder Until Exercise. This Warrant does not entitle the Holder to any voting rights, dividends or other rights as a stockholder of the Company prior to the exercise hereof as set forth in Section 2(d)(i), except as expressly set forth in Section 3.

(b) Loss, Theft, Destruction or Mutilation of Warrant. The Company covenants that upon receipt by the Company of evidence reasonably satisfactory to it of the loss, theft, destruction or mutilation of this Warrant or any stock certificate relating to the Warrant Shares, and in case of loss, theft or destruction, of indemnity or security reasonably satisfactory to it (which, in the case of the Warrant, shall not include the posting of any bond), and upon surrender and cancellation of such Warrant or stock certificate, if mutilated, the Company will make and deliver a new Warrant or stock certificate of like tenor and dated as of such cancellation, in lieu of such Warrant or stock certificate.

(c) Saturdays, Sundays, Holidays, etc. If the last or appointed day for the taking of any action or the expiration of any right required or granted herein shall not be a Business Day, then, such action may be taken or such right may be exercised on the next succeeding Business Day.

(d) Authorized Shares.

The Company covenants that, during the period the Warrant is outstanding, it will reserve from its authorized and unissued Ordinary Shares a sufficient number of shares to provide for the issuance of the Warrant Shares upon the exercise of any purchase rights under this Warrant. The Company further covenants that its issuance of this Warrant shall constitute full authority to its officers who are charged with the duty of issuing the necessary Warrant Shares upon the exercise of the purchase rights under this Warrant. The Company will take all such reasonable action as may be necessary to assure that such Warrant Shares may be issued as provided herein without violation of any applicable law or regulation, or of any requirements of the Trading Market upon which the Ordinary Shares may be listed. The Company covenants that all Warrant Shares which may be issued upon the exercise of the purchase rights represented by this Warrant will, upon exercise of the purchase rights represented by this Warrant and payment for such Warrant Shares in accordance herewith, be duly authorized, validly issued, fully paid and nonassessable and free from all taxes, liens and charges created by the Company in respect of the issue thereof (other than taxes in respect of any transfer occurring contemporaneously with such issue).

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Except and to the extent as waived or consented to by the Holder, the Company shall not by any action, including, without limitation, amending its certificate of incorporation or through any reorganization, transfer of assets, consolidation, merger, dissolution, issue or sale of securities or any other voluntary action, avoid or seek to avoid the observance or performance of any of the terms of this Warrant, but will at all times in good faith assist in the carrying out of all such terms and in the taking of all such actions as may be necessary or appropriate to protect the rights of Holder as set forth in this Warrant against impairment. Without limiting the generality of the foregoing, the Company will (i) not increase the par value of any Warrant Shares above the amount payable therefor upon such exercise immediately prior to such increase in par value, (ii) take all such action as may be necessary or appropriate in order that the Company may validly and legally issue fully paid and nonassessable Warrant Shares upon the exercise of this Warrant and (iii) use commercially reasonable efforts to obtain all such authorizations, exemptions or consents from any public regulatory body having jurisdiction thereof, as may be, necessary to enable the Company to perform its obligations under this Warrant.

Before taking any action which would result in an adjustment in the number of Warrant Shares for which this Warrant is exercisable or in the Exercise Price, the Company shall obtain all such authorizations or exemptions thereof, or consents thereto, as may be necessary from any public regulatory body or bodies having jurisdiction thereof.

(e) Jurisdiction. All questions concerning the construction, validity, enforcement and interpretation of this Warrant shall be determined in accordance with the provisions of the Purchase Agreement.

(f) Restrictions. The Holder acknowledges that the Warrant Shares acquired upon the exercise of this Warrant, if not registered and the Holder does not utilize cashless exercise, will have restrictions upon resale imposed by state and federal securities laws.

(g) Nonwaiver and Expenses. No course of dealing or any delay or failure to exercise any right hereunder on the part of Holder shall operate as a waiver of such right or otherwise prejudice the Holder’s rights, powers or remedies. Without limiting any other provision of this Warrant or the Purchase Agreement, if the Company willfully and knowingly fails to comply with any provision of this Warrant, which results in any material damages to the Holder, the Company shall pay to the Holder such amounts as shall be sufficient to cover any costs and expenses including, but not limited to, reasonable attorneys’ fees, including those of appellate proceedings, incurred by the Holder in collecting any amounts due pursuant hereto or in otherwise enforcing any of its rights, powers or remedies hereunder.

(h) Notices. Any notice, request or other document required or permitted to be given or delivered to the Holder by the Company shall be delivered in accordance with the notice provisions of the Purchase Agreement.

(i) Limitation of Liability. No provision hereof, in the absence of any affirmative action by the Holder to exercise this Warrant to purchase Warrant Shares, and no enumeration herein of the rights or privileges of the Holder, shall give rise to any liability of the Holder for the purchase price of any Ordinary Shares or as a stockholder of the Company, whether such liability is asserted by the Company or by creditors of the Company.

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(j) Remedies. The Holder, in addition to being entitled to exercise all rights granted by law, including recovery of damages, will be entitled to specific performance of its rights under this Warrant. The Company agrees that monetary damages would not be adequate compensation for any loss incurred by reason of a breach by it of the provisions of this Warrant and hereby agrees to waive and not to assert the defense in any action for specific performance that a remedy at law would be adequate.

(k) Successors and Assigns. Subject to applicable securities laws, this Warrant and the rights and obligations evidenced hereby shall inure to the benefit of and be binding upon the successors and permitted assigns of the Company and the successors and permitted assigns of Holder. The provisions of this Warrant are intended to be for the benefit of any Holder from time to time of this Warrant and shall be enforceable by the Holder or holder of Warrant Shares.

(l) Amendment. This Warrant may be modified or amended or the provisions hereof waived with the written consent of the Company and the Holder.

(m) Severability. Wherever possible, each provision of this Warrant shall be interpreted in such manner as to be effective and valid under applicable law, but if any provision of this Warrant shall be prohibited by or invalid under applicable law, such provision shall be ineffective to the extent of such prohibition or invalidity, without invalidating the remainder of such provisions or the remaining provisions of this Warrant.

(n) Headings. The headings used in this Warrant are for the convenience of reference only and shall not, for any purpose, be deemed a part of this Warrant.

Section 6.  Certain Definitions.

(a) “Adjustment Right” means any right granted with respect to any securities issued in connection with, or with respect to, any issuance or sale (or deemed issuance or sale in accordance with Section 3) of Ordinary Shares that could result in a decrease in the net consideration received by the Company in connection with, or with respect to, such securities (including, without limitation, any cash settlement rights, cash adjustment or other similar rights).

(b) “Approved Share Plan” means any employee benefit plan which has been approved by the board of directors of the Company prior to or subsequent to the date hereof pursuant to which Ordinary Shares and standard options to purchase Ordinary Shares may be issued to any employee, officer, director or advisers for services provided to the Company in their capacity as such.

(c) “Convertible Securities” means any shares or other security (other than Options) that is at any time and under any circumstances, directly or indirectly, convertible into, exercisable or exchangeable for, or which otherwise entitles the holder thereof to acquire, any Ordinary Shares.

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(d) “Excluded Securities” means (i) Ordinary Shares or standard options to purchase Ordinary Shares issued to directors, officers, employees or advisers of the Company for services rendered to the Company in their capacity as such pursuant to an Approved Share Plan (as defined above), provided that (A) all such issuances (taking into account the Ordinary Shares issuable upon exercise of such options) after the Subscription Date pursuant to this clause (i) do not, in the aggregate, exceed more than 10% of the Ordinary Shares issued and outstanding immediately prior to the Subscription Date and (B) the exercise price of any such options is not lowered, none of such options are amended to increase the number of shares issuable thereunder and none of the terms or conditions of any such options are otherwise materially changed in any manner that adversely affects any of the Buyers; (ii) Ordinary Shares issued upon the conversion or exercise of Convertible Securities (other than standard options to purchase Ordinary Shares issued pursuant to an Approved Share Plan that are covered by clause (i) above) issued prior to the Subscription Date, provided that the conversion price of any such Convertible Securities (other than standard options to purchase Ordinary Shares issued pursuant to an Approved Share Plan that are covered by clause (i) above) is not lowered, none of such Convertible Securities (other than standard options to purchase Ordinary Shares issued pursuant to an Approved Share Plan that are covered by clause (i) above) are amended to increase the number of shares issuable thereunder and none of the terms or conditions of any such Convertible Securities (other than standard options to purchase Ordinary Shares issued pursuant to an Approved Share Plan that are covered by clause (i) above) are otherwise materially changed in any manner that adversely affects any of the Buyers; (iii) the Ordinary Shares issuable upon exercise of the Registered Warrants; provided, that the terms of the Registered Warrants are not amended, modified or changed on or after the Subscription Date (other than antidilution adjustments pursuant to the terms thereof in effect as of the Subscription Date) and (iv) any restricted Ordinary Shares issued or issuable in connection with any bona fide strategic or commercial alliances, acquisitions, mergers, licensing arrangements, and strategic partnerships, provided, that (x) the primary purpose of such issuance is not to raise capital as reasonably determined, and (y) the purchaser or acquirer or recipient of the securities in such issuance solely consists of either (A) the actual participants in such strategic or commercial alliance, strategic or commercial licensing arrangement or strategic or commercial partnership, (B) the actual owners of such assets or securities acquired in such acquisition or merger or (C) the shareholders, partners, employees, consultants, officers, directors or members of the foregoing Persons, in each case, which is, itself or through its subsidiaries, an operating company or an owner of an asset, in a business synergistic with the business of the Company and shall provide to the Company additional benefits in addition to the investment of funds, and (z) the number or amount of securities issued to such Persons by the Company shall not be disproportionate to each such Person’s actual participation in (or fair market value of the contribution to) such strategic or commercial alliance or strategic or commercial partnership or ownership of such assets or securities to be acquired by the Company, as applicable.

(e) “Options” means any rights, warrants or options to subscribe for or purchase Ordinary Shares or Convertible Securities.

(f) “Person” means an individual, a limited liability company, a partnership, a joint venture, a corporation, a trust, an unincorporated organization, any other entity or a government or any department or agency thereof.

********************

(Signature Page Follows)

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IN WITNESS WHEREOF, the Company has caused this Warrant to be executed by its officer thereunto duly authorized as of the date first above indicated.

JIUZI HOLDINGS INC.

By:
Name: Tao Li
Title: Chief Executive Officer

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NOTICE OF EXERCISE

To: Jiuzi Holdings Inc.

(1) The undersigned hereby elects to purchase ________ Warrant Shares of the Company pursuant to the terms of the attached Warrant (only if exercised in full), and tenders herewith payment of the exercise price in full, together with all applicable transfer taxes, if any.

(2) Payment shall take the form of (check applicable box):

☐	in lawful money of the United States; or

☐	if permitted the cancellation of such number of Warrant Shares as is necessary, in accordance with the formula set forth in subsection 2(c), to exercise this Warrant with respect to the maximum number of Warrant Shares purchasable pursuant to the cashless exercise procedure set forth in subsection 2(c).

(3) Please issue said Warrant Shares in the name of the undersigned or in such other name as is specified below:

_______________________________

The Warrant Shares shall be delivered to the following DWAC Account Number:

_______________________________

_______________________________

_______________________________

(4) Accredited Investor. The undersigned is an “accredited investor” as defined in Regulation D promulgated under the Securities Act of 1933, as amended.

[SIGNATURE OF HOLDER]

Name of Investing Entity:_____________________________________________________________

Signature of Authorized Signatory of Investing Entity:_______________________________________

Name of Authorized Signatory:_________________________________________________________

Title of Authorized Signatory:__________________________________________________________

Date:_____________________________________________________________________________

EXHIBIT B

ASSIGNMENT FORM

(To assign the foregoing Warrant, execute this form and supply required information. Do not use this form to purchase shares.)

FOR VALUE RECEIVED, the foregoing Warrant and all rights evidenced thereby are hereby assigned to

Name:
(Please Print)

Address:
(Please Print)

Phone Number:

Email Address:

Dated: _______________ __, ______

Holder’s Signature:_______________________________

Holder’s Address:________________________________